                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-92262

PROSPECTUS

                            Fleming Companies, Inc.

                               Offer to Exchange

                                     up to
                 $260,000,000 aggregate principal amount of its
                   9 7/8% senior subordinated notes due 2012,
              which have been registered under the Securities Act,
  for any and all of its outstanding 9 7/8% senior subordinated notes due 2012

                      Material Terms of the Exchange Offer

     - The exchange offer expires at 5:00 p.m., New York City time, on November 18, 2002, unless extended.

     - We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of notes which are registered under the Securities Act.

     - The exchange offer is not subject to any conditions other than that it not violate applicable law or any applicable interpretation of the staff of the SEC.

     - You may withdraw tenders of outstanding notes at any time before the exchange offer expires.

     - The exchange of notes will not be a taxable event for U.S. federal income tax purposes.

     - We will not receive any proceeds from the exchange offer.

     - The terms of the new series of notes are substantially identical to the outstanding notes, except for transfer restrictions and registration rights relating to the outstanding notes.

     - You may tender outstanding notes only in denominations of $1,000 and multiples of $1,000.

     - Our affiliates may not participate in the exchange offer.

     PLEASE REFER TO "RISK FACTORS" BEGINNING ON PAGE 11 OF THIS PROSPECTUS FOR A DESCRIPTION OF THE RISKS YOU SHOULD CONSIDER WHEN EVALUATING THIS INVESTMENT.

     We are not making this exchange offer in any state where it is not permitted.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THE NOTES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is October 18, 2002.

     We have not authorized any dealer, salesperson or other person to give any information or to make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus as if we had authorized it. This prospectus does not offer to sell or solicit an offer to buy any securities other than the registered notes to which it relates, nor does it offer to buy any of these notes in any jurisdiction from any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

     The information contained in this prospectus is current only as of the date on the cover page of this prospectus, and may change after that date. We do not imply that there has been no change in the information contained in this prospectus or in our affairs since that date by delivering this prospectus.


     THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT US THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO YOU UPON WRITTEN OR ORAL REQUEST. IF YOU WOULD LIKE A COPY OF ANY OF THIS INFORMATION, PLEASE SUBMIT YOUR REQUEST TO 1945 LAKEPOINTE DRIVE, BOX 299013, LEWISVILLE, TEXAS 75029, ATTENTION: LEGAL DEPARTMENT, OR CALL (972) 906-8000 AND ASK TO SPEAK TO SOMEONE IN OUR LEGAL DEPARTMENT. IN ADDITION, TO OBTAIN TIMELY DELIVERY OF ANY INFORMATION YOU REQUEST, YOU MUST SUBMIT YOUR REQUEST NO LATER THAN NOVEMBER 11, 2002, WHICH IS FIVE BUSINESS DAYS BEFORE THE DATE THE EXCHANGE OFFER EXPIRES.


                             ---------------------

                               TABLE OF CONTENTS

Industry Data...............................................   ii
Disclosure Regarding Forward-Looking Statements.............   ii
Prospectus Summary..........................................    1
Risk Factors................................................   11
The Exchange Offer..........................................   19
Use of Proceeds.............................................   28
Capitalization..............................................   28
Selected Consolidated Financial Data of Fleming.............   29
Selected Consolidated Financial Data of Core-Mark...........   31
Unaudited Pro Forma Condensed Consolidated Financial
  Information...............................................   33
Business....................................................   38
Management..................................................   50
Principal and Management Shareholders.......................   55
Description of Other Indebtedness...........................   57
Description of Notes........................................   59
Book-Entry; Delivery and Form...............................   92
Plan of Distribution........................................   95
Material United States Federal Income Tax Considerations....   95
Legal Matters...............................................  101
Independent Auditors........................................  101
Available Information.......................................  101
Incorporation by Reference..................................  102

                                 INDUSTRY DATA

     The statements included in this prospectus regarding our relative position in the markets in which we operate are based on publicly available independent industry publications and reports and our management's knowledge and experience in the markets in which we operate. Although we believe the information is reliable, we have not independently verified the accuracy or completeness of the information.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     All statements other than statements of historical facts included or incorporated by reference in this prospectus, including statements in the section entitled "Risk Factors" and elsewhere in this prospectus regarding our future financial position, business strategy and our management's plans and objectives for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these expectations may not prove to be correct. Important factors that could cause actual results to differ materially from our expectations are disclosed under the section "Risk Factors" and elsewhere in this prospectus, including in conjunction with the forward-looking statements included and incorporated by reference in this prospectus.

     Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements. We cannot assure you that any of the events anticipated by the forward-looking statements will occur, or if any of them do, what impact they will have on our results of operations or financial condition. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to update forward-looking statements to reflect developments or information obtained after the date on the cover page of this prospectus.

                               PROSPECTUS SUMMARY

     In this prospectus, the words "Fleming," "the Company," "ours," "us" and "we" refer to Fleming Companies, Inc., the issuer of the notes, and its subsidiaries. We will refer to the outstanding notes as the "old notes," and will refer to new notes as the "exchange notes." Unless indicated otherwise, the term "notes" refers to both the old notes and the exchange notes. The following summary contains basic information about us and this exchange offer. For a more complete understanding of this exchange offer, we encourage you to read this entire document and the documents to which we have referred you.

                               THE EXCHANGE OFFER

The Old Notes.................   We issued the old notes to Deutsche Bank
                                 Securities Inc., Lehman Brothers Inc., Salomon
                                 Smith Barney Inc., First Union Securities,
                                 Inc., J.P. Morgan Securities Inc., Morgan
                                 Stanley & Co. Incorporated and UBS Warburg LLC on April 15, 2002. These initial purchasers subsequently resold the old notes to "qualified institutional buyers" as defined under Rule
                                 144A of the Securities Act and to persons outside the United States under Regulation S.
                                 The purchasers of the old notes agreed to comply with transfer restrictions and other conditions.

The Exchange Offer............   We are offering to exchange our exchange notes
                                 for our outstanding old notes that are properly tendered and accepted. You may tender outstanding old notes only in denominations of $1,000 and multiples of $1,000. We will issue the exchange notes on or promptly after the exchange offer expires. As of the date of this prospectus, $260,000,000 principal amount of the old notes are outstanding.


Expiration Date...............   The exchange offer will expire at 5:00 p.m.,
                                 New York City time, on November 18, 2002, unless extended, in which case the expiration date will mean the latest date and time to which we extend the exchange offer.


Conditions to the Exchange
Offer.........................   The exchange offer is not subject to any
                                 condition other than that it not violate applicable law or any applicable interpretation of the staff of the SEC. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange.

Procedures for Tendering Old
Notes.........................   If you wish to tender your old notes for
                                 exchange notes pursuant to the exchange offer you must transmit to Manufacturers and Traders
                                 Trust Company, as exchange agent, on or before the expiration date, either:

                                 - a computer generated message transmitted
                                   through The Depository Trust Company's
                                   Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal; or

                                 - a properly completed and duly executed letter
                                   of transmittal, which accompanies this
                                   prospectus, or a facsimile of the letter of transmittal, together with your old notes and any other required documentation, to the exchange agent at its address listed in this prospectus and on the front cover of the letter of transmittal.

                                 If you cannot satisfy either of these
                                 procedures on a timely basis, then you should comply with the guaranteed delivery procedures described below. By executing the letter of transmittal, you will make the representations to us described under "The Exchange
                                 Offer -- Procedures for Tendering."

Special Procedures for
Beneficial Owners.............   If you are a beneficial owner whose old notes
                                 are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must either (1) make appropriate arrangements to register ownership of the old notes in your name or (2) obtain a properly completed bond power from the registered holder, before completing and executing the letter of transmittal and delivering your old notes.

Guaranteed Delivery
Procedures....................   If you wish to tender your old notes and time
                                 will not permit the documents required by the letter of transmittal to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you must tender your old notes according to the guaranteed delivery procedures described in this prospectus under the heading "The Exchange
                                 Offer -- Guaranteed Delivery Procedures."

Acceptance of Old Notes and
Delivery of Exchange Notes....   Subject to the satisfaction or waiver of the
                                 conditions to the exchange offer, we will accept for exchange any and all old notes which are validly tendered in the exchange offer and not withdrawn before 5:00 p.m., New York City time, on the expiration date.

Withdrawal Rights.............   You may withdraw the tender of your old notes
                                 at any time before 5:00 p.m., New York City time, on the expiration date, by complying with the procedures for withdrawal described in this prospectus under the heading "The Exchange
                                 Offer -- Withdrawal of Tenders."

Material United States Federal
Income Tax Considerations.....   The exchange of notes will not be a taxable
                                 event for United States federal income tax purposes. For a discussion of the material federal income tax consequences relating to the exchange of notes, see "Material United States
                                 Federal Income Tax Considerations."

Exchange Agent................   Manufacturers and Traders Trust Company, the
                                 trustee under the indenture governing the old notes, is serving as the exchange agent.

Consequences of Failure to
Exchange Old Notes............   If you do not exchange your old notes for
                                 exchange notes, you will continue to be subject to the restrictions on transfer provided in the old notes and in the indenture governing the old notes. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently plan to register the old notes under the Securities
                                 Act. See "Risk Factors -- If you do not
                                 exchange your old notes pursuant to this exchange offer, you may never be able to sell your old notes."

Registration Rights
Agreement.....................   You are entitled to exchange your old notes for
                                 exchange notes with substantially identical terms. The exchange offer satisfies this right.
                                 After the exchange offer is completed, you will no longer be entitled to any exchange or registration rights with respect to your old notes.

     WE EXPLAIN THE EXCHANGE OFFER IN GREATER DETAIL BEGINNING ON PAGE 19.

                               THE EXCHANGE NOTES

     The form and terms of the exchange notes are the same as the form and terms of the old notes, except that the exchange notes will be registered under the Securities Act and, therefore, the exchange notes will not be subject to the transfer restrictions, registration rights and provisions providing for an increase in the interest rate applicable to the old notes. The exchange notes will evidence the same debt as the old notes and both the old notes and the exchange notes, which we will collectively refer to as the "notes," are governed by the same indenture.

Securities Offered............   $260,000,000 principal amount of 9 7/8% senior
                                 subordinated notes due 2012.

Issuer........................   Fleming Companies, Inc.

Maturity Date.................   May 1, 2012.

Interest......................   The exchange notes will bear interest at the
                                 rate of 9 7/8% per year (calculated using a 360-day year), payable every six months on May
                                 1 and November 1, commencing November 1, 2002.
                                 Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the old notes, or if no interest was paid on the old notes, from the date of issuance of the old notes, which was April 15, 2002. Holders whose old notes are accepted for exchange will be deemed to have waived their right to receive any interest accrued on the old notes from the last interest payment date.

Ranking.......................   The notes are our general unsecured obligations
                                 subordinated in right of payment to all our existing and future Senior Indebtedness, including all our obligations under our credit agreement, our 10 1/8% senior notes due 2008 and our 9 1/4% senior notes due 2010 and will rank equal in right of payment with all our existing and future senior subordinated indebtedness, including our outstanding 10 5/8% senior subordinated notes due 2007 and our 5 1/4% convertible senior subordinated notes due 2009, and senior to all our future subordinated indebtedness. As of July 13, 2002, we and our subsidiaries had a total of approximately $2.2 billion of indebtedness, of which approximately $1.4 billion was Senior
                                 Indebtedness, and our credit facility would have provided additional capacity of up to approximately $404 million.

Note Guarantees...............   The Note Guarantees are general unsecured
                                 obligations of the Subsidiary Guarantors, subordinated in right of payment to all such Subsidiary Guarantors' existing and future
                                 Senior Indebtedness, and rank equal in right of payment to all such Subsidiary Guarantors' existing and future senior subordinated indebtedness and senior to all future subordinated indebtedness of such Subsidiary
                                 Guarantors. If we create or acquire a new wholly-owned subsidiary or if any subsidiary guarantees certain other debt, it will guarantee the notes unless we designate the subsidiary as an "unrestricted subsidiary" under the indenture.

Optional Redemption...........   The notes are redeemable at our option, in
                                 whole or in part, at any time on or after May
                                 1, 2007 at the redemption prices set forth herein, plus accrued and unpaid interest.

Optional Redemption After
Equity Offerings..............   At any time (which may be more than once)
                                 before the third anniversary of the issue date of the old notes, we can choose to redeem up to 35% of the initial aggregate principal amount of the notes with money that we raise in one or more equity offerings, as long as:

                                 - we pay 109.875% of the face amount of the
                                   notes, plus interest;

                                 - we redeem the notes within 90 days of
                                   completing the equity offering; and

                                 - at least 65% of the initial aggregate
                                   principal amount of the notes issued remains outstanding afterwards.

Change of Control Offer.......   Upon the occurrence of a change of control of
                                 Fleming, each holder of notes will have the right to require us to purchase such holder's notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest.

                                 We might not be able to pay you the required price for notes you present to us at the time of a change of control, because:

                                 - we might not have enough funds at that time;

                                 - the terms of our senior debt may prevent us
                                   from paying; or

                                 - our bylaws may prevent us from paying.

Certain Indenture
Provisions....................   The indenture governing the notes contains
                                 covenants limiting our (and most or all of our subsidiaries') ability to:

                                 - incur additional debt;

                                 - pay dividends or distributions on our capital
                                   stock or repurchase our capital stock;

                                 - issue stock of subsidiaries;

                                 - make certain investments;

                                 - create liens on our assets to secure debt;

                                 - enter into transactions with affiliates;

                                 - merge or consolidate with another company;
                                   and

                                 - transfer and sell assets.

                                 These covenants are subject to a number of important limitations and exceptions.

Form of Exchange Notes........   The exchange notes will be represented by one
                                 or more permanent global certificates, in fully registered form, deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, as depositary. You will not receive exchange notes in certificated form unless one of the events described in the section entitled "Book-Entry;
                                 Delivery and Form" occurs. Instead, beneficial interests in the exchange notes will be shown on, and transfers of these notes will be effected only through, records maintained in book-entry form by The Depository Trust Company and its participants.

Use of Proceeds...............   We will not receive any cash proceeds from the
                                 exchange offer. The exchange offer satisfies an obligation to holders of old notes under the registration rights agreement. The net proceeds from the $260 million old notes offering, after deducting estimated fees and expenses, were approximately $251 million. We used the net proceeds from the old notes offering to repay our $250 million of 10 1/2% senior subordinated notes due 2004, which we redeemed on June 1, 2002 at a redemption price of 102.625% of the aggregate outstanding principal amount thereof.

Risk Factors..................   Investing in the notes involves substantial
                                 risks. See the section entitled "Risk Factors" for a description of certain of the risks you should consider before investing in the notes.

     WE EXPLAIN THE EXCHANGE NOTES IN GREATER DETAIL BEGINNING ON PAGE 59.

                                  THE COMPANY

     Fleming is an industry leader in the distribution of consumer package goods. As a result of our acquisition of Core-Mark International, Inc. on June 18, 2002 (the "Acquisition"), our distribution group now serves approximately 50,000 retail locations across the United States and western Canada, including approximately 3,000 supermarkets, approximately 40,000 convenience stores and approximately 7,000 supercenters, discount stores, limited assortment stores, drug stores, specialty stores and other stores.

     On a pro forma basis after giving effect to the Acquisition, our distribution group net sales were $16.6 billion for 2001 and $9.0 billion for the 28 weeks ended July 13, 2002. Our distribution group represented approximately 87% and 88% of our pro forma total net sales in 2001 and for the 28 weeks ended July 13, 2002. To supply our customers, we currently have a network of 24 high velocity case-pick and flow-through distribution centers, 26 high velocity piece-pick distribution centers and five low velocity case-pick and piece-pick distribution centers, that have a total of approximately 21 million square feet of warehouse space. We employ the high velocity case-pick method to distribute items that sell quickly, such as grocery items. This method allows us to select products in case quantities and then aggregate and distribute them on pallets. We use flow-through distribution methods to distribute items that move rapidly through the distribution center in full pallet quantities, such as bulk paper, water and promotional grocery items. We also use the high velocity piece-pick method to distribute consumer goods that sell quickly such as tobacco, candy, snacks, fast food and beverages to convenience-oriented retailers. This method selects products in single-unit quantities and distributes them in totes. We use low velocity case-pick and piece-pick distribution methods to distribute products that turn least often, such as health and beauty aids, general merchandise and specialty and slow-moving grocery items.

     Our retail group operates 110 price impact supermarkets. Price impact supermarkets offer everyday low prices, typically below the prices of market-leading conventional supermarkets, focus on high-quality perishables and typically cost less to build, maintain and operate than conventional supermarkets. In addition, we operate 17 limited assortment stores under the yes!LESS(R) banner. Limited assortment stores offer a narrow selection of low-price, private label food and other consumable goods and general merchandise at deep-discount prices. Our retail group net sales were $2.4 billion for 2001 and $1.2 billion for the 28 weeks ended July 13, 2002, representing approximately 13% and 12% of our total net sales for each respective period, on a pro forma basis after giving effect to the Acquisition. Of those amounts, approximately $2.0 billion and $1.2 billion were attributable to continuing retail formats for each respective period.

     Kmart Corporation is our largest customer, accounting for 17% of our net sales in 2001, on a pro forma basis after giving effect to the Acquisition. We began shipments under a ten-year agreement in April 2001, with full implementation in July 2001. On January 22, 2002, Kmart and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. Shortly thereafter, we and Kmart entered into a critical vendor agreement under the terms of which Kmart paid us $76 million of outstanding accounts receivable and we agreed to continue to supply Kmart for two years. We cannot predict what effect this bankruptcy will have on us, but Kmart's closure of 283 stores has resulted in the elimination of sales to those stores. Further, a failure by Kmart to successfully reorganize or to continue as a going concern would eliminate sales to Kmart. For more information, see "Risk Factors -- We may be materially adversely affected by the bankruptcy of Kmart Corporation" on page 12.

RECENT DEVELOPMENTS

     After the completion of the Acquisition, we began an evaluation of strategic alternatives related to our price-impact retail stores. After completing this strategic evaluation, we announced on September 24, 2002 our decision to divest all 110 of our price impact supermarkets, which we operate under the Food 4 Less and Rainbow Foods banners.

     We have contacted and have begun negotiations with potential buyers for these stores, including with self-distributing chains and regional and independent supermarket operators. We believe that the actual disposition of these retail assets will occur through a series of sales to multiple buyers, beginning in the fourth quarter of 2002 and completed in 2003.

     The 110 price impact stores to be divested will be accounted for as assets held for sale and will be presented as discontinued operations in accordance with SFAS 144. Revenues from these price impact stores were $1.9 billion in 2001 and $1.2 billion for the 28 weeks ended July 13, 2002. We expect to apply the proceeds from the sale of these stores to reduce outstanding debt under our credit facility.

     On October 7, 2002, Moody's Investors Service lowered its ratings on our credit facility and our other outstanding indebtedness as follows: senior secured credit facility to Ba3 from Ba2; 10 1/8% senior notes due 2008 to B2 from Ba3; 9 1/4% senior notes due 2010 to B2 from Ba3; 10 5/8% senior subordinated notes due 2007 to B3 from B2; 5 1/4% convertible senior subordinated notes due 2009 to B3 from B2; and the notes to B3 from B2. These rating downgrades did not and will not constitute an event of default or otherwise have any effect under the terms of our credit facility or the indentures governing the notes and our other outstanding indebtedness.

 SUMMARY HISTORICAL CONSOLIDATED AND UNAUDITED PRO FORMA FINANCIAL INFORMATION
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

     The following table displays our summary financial data for the periods ended and as of the dates indicated. We derived the historical data for the fiscal years ended December 25, 1999, December 30, 2000 and December 29, 2001 and as of those dates from our audited consolidated financial statements. We derived the historical data for the 28 weeks ended July 14, 2001 and July 13, 2002 and as of those dates from our unaudited consolidated condensed financial statements, which include all adjustments that management considers necessary for a fair presentation of our financial position and results of operation for those periods. The historical data for the 28 weeks ended July 13, 2002 are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year ending December 28, 2002. The summary unaudited pro forma income statement data give effect to the Acquisition and related financings as if each of these transactions had occurred at the beginning of the period. The summary pro forma financial data are not intended to represent our financial position or results of operations had these transactions been completed as of such dates or to project our financial position or results of operations for any future period or date. You should read the information set forth below together with the other financial information contained or incorporated by reference in this prospectus.

                                                                   HISTORICAL                               PRO FORMA
                                       ------------------------------------------------------------------   ---------
                                                  FISCAL YEAR ENDED(1)                 28 WEEKS ENDED       28 WEEKS
                                       ------------------------------------------   ---------------------     ENDED
                                       DECEMBER 25,   DECEMBER 30,   DECEMBER 29,   JULY 14,    JULY 13,    JULY 13,
                                         1999(2)        2000(3)        2001(4)       2001(5)     2002(6)      2002
                                       ------------   ------------   ------------   ---------   ---------   ---------
INCOME STATEMENT DATA:
Net sales(7).........................    $14,218        $14,369        $15,558       $7,583      $8,616      $10,222
Costs and expenses:
  Cost of sales(7)...................     12,781         13,022         14,367        6,953       7,997        9,531
  Selling and administrative.........      1,262          1,187            961          526         457          506
  Interest expense...................        165            175            166           92          93          105
  Interest income and other..........        (30)           (25)           (24)         (15)        (15)         (15)
  Impairment/restructuring charge
    (credit).........................        103            213            (24)         (27)         27           27
  Litigation charge (credit).........         --             (2)            49           49          --           --
                                         -------        -------        -------       ------      ------      -------
      Total costs and expenses.......     14,281         14,570         15,495        7,578       8,559       10,154
                                         -------        -------        -------       ------      ------      -------
Earnings (loss) before taxes.........        (63)          (201)            63            5          57           68
Taxes on income (loss)...............        (18)           (79)            36            3          22           27
                                         -------        -------        -------       ------      ------      -------
Earnings (loss) before extraordinary
  charge.............................        (45)          (122)            27            2          35      $    41
                                                                                                             =======
Extraordinary charge from early
  retirement of debt (net of
  taxes).............................         --             --             (4)          (3)         (8)
                                         -------        -------        -------       ------      ------
      Net earnings (loss)............    $   (45)       $  (122)       $    23       $   (1)     $   27
                                         =======        =======        =======       ======      ======
Diluted earnings (loss) per share....    $ (1.17)       $ (3.15)       $  0.52       $(0.03)     $ 0.57      $  0.74
BALANCE SHEET DATA: (AT END OF
  PERIOD)
  Cash and cash equivalents..........    $     7        $    30        $    17       $   14      $   41
  Total assets.......................      3,573          3,403          3,655        3,546       4,362
  Total debt (including current
    maturities and capital leases)...      1,694          1,669          1,811        1,689       2,208
  Shareholders' equity...............        561            427            498          486         695
OTHER FINANCIAL AND OPERATING DATA:
  EBITDAL(8).........................    $   281        $   154        $   385       $  183      $  231      $   261
  Depreciation and amortization(9)...        158            169            166           87          82           89
  Capital expenditures...............        166            151            238          112          98

---------------

(1) Fiscal 2000 is a 53-week year; all other years are 52 weeks.

(2) The results in 1999 reflect an impairment/restructuring charge with related costs totaling $137 million ($92 million after-tax) related to our strategic plan. Such period also reflects unusual items ($31 million charge to close ten conventional retail stores, income of $22 million from extinguishing a portion of the self-insured workers' compensation liability, interest income of $9 million related to refunds in federal income taxes from prior years, and $6 million in gains from the sale of distribution facilities) netting to $6 million of income ($3 million after-tax).

(3) The results in 2000 reflect an impairment/restructuring charge with related costs totaling $309 million ($183 million after-tax) relating to our strategic plan. Such period also reflects unusual items ($10 million charge related primarily to asset impairment on retail stores, income of $2 million relating to litigation settlements, and $9 million in gains from the sale of distribution facilities) netting to less than $1 million of income ($1 million loss after-tax).

(4) The results in 2001 reflect an impairment/restructuring credit totaling $24 million ($25 million after-tax reflecting the tax expense impact of goodwill permanent differences from the sale of certain retail stores) relating to our strategic plan. Such period also reflects unusual items ($49 million in charges relating to litigation settlements, $20 million in charges relating to Kmart's bankruptcy reorganization and $2 million due to early retirement of debt) netting to approximately $70 million in charges ($42 million after-tax).

(5) The results in the first two quarters of 2001 reflect an impairment/restructuring net charge with related costs totaling $12 million ($7 million after-tax) relating to our strategic plan. Such period also reflects unusual items ($49 million in charges relating to litigation settlements and approximately $2 million in charges due to early retirement of debt) netting to approximately $63 million in charges ($38 million after-tax).

(6) The results in the first two quarters of 2002 reflect an impairment/restructuring charge totaling $27 million ($16 million after-tax) relating to the closure of two distribution facilities and certain integration costs related to recent acquisitions. Such period also reflects approximately $3 million ($2 million after-tax) in charges due to early retirement of debt. Also, cash and cash equivalents and total debt amounts exclude amounts related to Core-Mark's accounts receivable securitization facility and related accrued interest as these amounts were being held in trust to repay the facility in July 2002.

(7) During the first quarter of 2002, we adopted EITF 01-9 and reduced sales and cost of sales for all prior periods with the impact on any year reported not exceeding $75 million. The adoption had no effect on gross margins or earnings.

(8) EBITDAL is earnings before extraordinary items, interest expense, income taxes, depreciation and amortization, equity investment results and LIFO provision. We present EBITDAL to help us describe our ability to generate cash flows that can be used to service our debt; however, conditions may require conservation of funds for other uses. EBITDAL is a non-GAAP liquidity measure commonly used in our industry and should not be considered as an alternative measure of our net income or cash flows from operations as computed in accordance with GAAP. Amounts presented may not be comparable to similar measures disclosed by other companies.

                                                                                                                        PRO FORMA
                                                                 FISCAL YEAR ENDED                  28 WEEKS ENDED      28 WEEKS
                                                     ------------------------------------------   -------------------     ENDED
                                                     DECEMBER 25,   DECEMBER 30,   DECEMBER 29,   JULY 14,   JULY 13,   JULY 13,
                                                         1999           2000           2001         2001       2002       2002
                                                     ------------   ------------   ------------   --------   --------   ---------
      Earnings (loss) before extraordinary
       charge......................................      $(45)         $(122)          $ 27         $  2       $ 35       $ 41
      Interest expense.............................       165            175            166           92         93        105
      Taxes on income (loss).......................       (18)           (79)            36            3         22         27
      Depreciation and amortization................       158            169            166           87         82         89
      LIFO adjustments.............................        11              3            (12)          (1)        (1)        (1)
      Equity investment results....................        10              8              2           --         --         --
                                                         ----          -----           ----         ----       ----       ----
      EBITDAL......................................      $281          $ 154           $385         $183       $231       $261

(9) Depreciation and amortization expense includes goodwill amortization, if any, and excludes amortization of debt cost which is reflected in interest expense. During the first quarter of 2002 we adopted SFAS No. 142 and ceased amortizing goodwill cost. No prior period restatements were made. Goodwill amortization did not exceed $33 million for any of the prior years reported.

                                  RISK FACTORS

     You should read and carefully consider the risks described below, together with the other information contained in or incorporated by reference into this prospectus, before making a decision to tender your old notes in the exchange offer. The risk factors set forth below, other than the first risk factor set forth below, are generally applicable to the old notes as well as the exchange notes. If any of the following risks actually occur, our business, financial condition, operating results and prospects could be materially adversely affected, which in turn could adversely affect our ability to repay the notes.

  IF YOU DO NOT EXCHANGE YOUR OLD NOTES PURSUANT TO THIS EXCHANGE OFFER, YOU MAY NEVER BE ABLE TO SELL YOUR OLD NOTES.

     If you are a holder of old notes, it may be difficult for you to sell old notes that are not exchanged in the exchange offer. Those notes may not be offered or sold unless they are registered or they are exempt from the registration requirements under the Securities Act and applicable state securities laws. The restrictions on transfer of your old notes arise because we issued the old notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. We do not intend to register the old notes under the Securities Act.

     If you do not tender your old notes or if we do not accept some of your old notes, those notes will continue to be subject to the transfer and exchange restrictions in:

     - the indenture;

     - the legend on the old notes; and

     - the offering memorandum relating to the old notes.

     Moreover, to the extent old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes would be adversely affected.

 WE HAVE A SUBSTANTIAL AMOUNT OF DEBT AND DEBT SERVICE OBLIGATIONS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NOTES AND OUR OTHER OUTSTANDING DEBT INSTRUMENTS.

     We have a substantial amount of debt outstanding. The following chart shows certain important credit statistics as of July 13, 2002.

                                                              AS OF JULY 13,
                                                                   2002
                                                              --------------
                                                              (IN THOUSANDS)
Total debt (including capital leases).......................    $2,207,929
Shareholders' equity........................................       694,779
Total capitalization........................................     2,902,708
Debt to capitalization......................................          76.1%

     The amount of our debt could have important consequences to you. For example, it could:

     - make it more difficult for us to satisfy our obligations with respect to the notes and our other outstanding debt instruments;

     - require us to dedicate a substantial portion of our cash flow to payments on our debt;

     - increase our vulnerability to general adverse economic and industry conditions;

     - limit our ability to fund future working capital, capital expenditures and other general corporate requirements;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

     - limit, along with the financial and other restrictive covenants in our debt, among other things, our ability to borrow additional funds. If we fail to comply with those covenants, it could result in an event of default which, if not cured or waived, could cause our outstanding debt to accelerate and become immediately due and payable.

     We and our subsidiaries may be able to incur substantial additional debt in the future, including secured debt. The terms of the indentures governing our outstanding debt and our credit facility do not fully prohibit us or our subsidiaries from doing so. As of July 13, 2002, our credit facility would have provided additional capacity of up to approximately $404 million, all of which would be secured. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

     Our ability to make payments on and to refinance our debt will depend on our financial and operating performance, which may fluctuate significantly from quarter to quarter and is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

     We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our debt, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including our credit facility or the notes, on commercially reasonable terms or at all.

 WE MAY BE MATERIALLY ADVERSELY AFFECTED BY THE BANKRUPTCY OF KMART CORPORATION.

     Kmart Corporation is our largest customer, accounting for 17% of our net sales in 2001, on a pro forma basis after giving effect to the Acquisition. We began shipments under a ten-year agreement in April 2001, with full implementation in July 2001. On January 22, 2002, Kmart and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. Shortly thereafter, we and Kmart entered into a critical vendor agreement under the terms of which Kmart paid us $76 million of outstanding accounts receivable and we agreed to continue to supply Kmart for two years. We have asserted a prepetition claim in the bankruptcy proceeding for obligations under our ten-year distribution agreement.

     The terms of our distribution agreement provide that Kmart can terminate if, among other things, the volume of Kmart's purchases declines by certain amounts, if we materially breach our obligations or if we experience certain types of changes of control. Either party can elect to terminate the distribution agreement on 12 months' written notice given after the fifth anniversary of its effective date, with the termination to take place at the end of a transition period of up to an additional 12 months at Kmart's discretion.

     Subject to the effect of the critical vendor agreement, Kmart has the right to assume or reject the distribution agreement with us. If Kmart rejects it, a breach by Kmart will result, effective immediately prior to the bankruptcy filing date, but we may still have to supply Kmart for a transition period. If Kmart assumes the distribution agreement, it would be required to cure all defaults, including payment of our prepetition claim. Because Kmart represents a substantial portion of our business, negative information about Kmart's performance, financial condition, business prospects and progress through its bankruptcy may adversely affect the market for and prices of the notes.

     We cannot predict what effect this bankruptcy will have on us, but Kmart's closure of 283 stores has resulted in the elimination of sales to those stores. Further, a failure by Kmart to successfully reorganize or to continue as a going concern would eliminate sales to Kmart. Also, although no material litigation is currently outstanding, we may become involved in litigation related to the Kmart bankruptcy, including litigation with vendors because we ordered product from the vendors for delivery to Kmart.

  THE NOTES ARE SUBORDINATED TO ALL SENIOR INDEBTEDNESS.

     The notes and the guarantees of the notes by our subsidiaries are subordinated in right of payment to all of our existing and future Senior Indebtedness, as defined in the "Description of Notes -- Subordination" section of this prospectus beginning on page 62. As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default and in specific other events, our assets will be available to pay obligations on the notes only after all Senior Indebtedness has been paid in full in cash or other payment satisfactory to the holders of the notes. The incurrence of additional indebtedness and other liabilities could adversely affect our ability to pay our obligations on the notes. As of July 13, 2002, we and our subsidiaries had $2.2 billion of indebtedness, of which $1.4 billion was senior to the notes. We anticipate that from time to time we may incur additional indebtedness, including Senior Indebtedness.

 NOT ALL OF OUR SUBSIDIARIES WILL GUARANTEE THE NOTES, AND YOUR RIGHT TO RECEIVE PAYMENTS ON THE NOTES COULD BE ADVERSELY AFFECTED IF ANY OF OUR NON-GUARANTOR SUBSIDIARIES DECLARES BANKRUPTCY, LIQUIDATE OR REORGANIZE.

     Not all of our subsidiaries will guarantee the notes. In the event any of our non-guarantor subsidiaries becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of their indebtedness and their trade creditors will generally be entitled to payment on their claims from the assets of those subsidiaries before any of those assets are made available to us. Consequently, your claims in respect of the notes will be effectively subordinated to all of the liabilities of our non-guarantor subsidiaries.

 THE INDENTURE GOVERNING THE NOTES, OUR CREDIT FACILITY AND OUR OTHER EXISTING INDEBTEDNESS CONTAIN PROVISIONS THAT COULD MATERIALLY RESTRICT OUR BUSINESS.

     The indenture governing the notes, our credit facility and our other existing indebtedness contain a number of significant covenants that, among other things, restrict our ability to:

     - dispose of assets;

     - incur additional debt;

     - guarantee third-party obligations;

     - repay other debt or amend other debt instruments;

     - create liens on assets;

     - enter into capital leases;

     - make investments, loans or advances;

     - make acquisitions or engage in mergers or consolidations;

     - make capital expenditures; and

     - engage in certain transactions with our subsidiaries and affiliates.

     In addition, under our credit facility, we are required to meet a number of financial ratios and tests. For more information on these ratios and tests, see "Description of Other Indebtedness -- Senior Secured Credit Facility" beginning on page 57.

     Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of these covenants or restrictions, it could result in an event of default under our credit facility and the documents governing our other existing indebtedness, which would permit our lenders to declare all amounts borrowed thereunder to be due and payable, together with accrued and unpaid interest, and our senior lenders could terminate their commitments to make further extensions of credit under our credit facility. If we were unable to repay debt to our secured lenders, they could proceed against the collateral securing the debt.

 IF THE CUSTOMERS TO WHOM WE LEND MONEY OR FOR WHOM WE GUARANTEE STORE LEASE OBLIGATIONS FAIL TO REPAY US, IT COULD RESULT IN SUBSTANTIAL LOSSES.

     We provide subleases, extend loans to and make investments in many of our retail store customers, often in conjunction with the establishment of long-term supply contracts. As of July 13, 2002, we had an aggregate of approximately $115 million in outstanding net loans to our customers. Our loans to our customers are generally not investment grade and are highly illiquid. We also have investments in customers through direct financing leases of real property and equipment, lease guarantees, operating leases or credit extensions for inventory purchases.

     Although we have strict credit policies and apply cost/benefit analyses to these investment decisions, we face the risk that a portion of these outstanding loans may result in credit losses. On a pro forma basis after giving effect to the Acquisition, our credit loss expense from receivables as well as from investments in customers was $40 million in 2001 (including a $17 million charge relating to the Kmart bankruptcy) and approximately $4 million for the 28 weeks ended July 13, 2002.

 VARIOUS CHANGES IN THE DISTRIBUTION AND RETAIL MARKETS IN WHICH WE OPERATE HAVE LED AND MAY CONTINUE TO LEAD TO REDUCED SALES AND MARGINS FOR US AND LOWER PROFITABILITY FOR OUR CUSTOMERS.

     The distribution and retail markets in which we operate are undergoing accelerated change as distributors and retailers seek to lower costs and provide additional services in an increasingly competitive environment. An example of this is the growing trend of large self-distributing chains consolidating to reduce costs and gain efficiencies. Eating away from home and alternative format food stores, such as warehouse stores and supercenters, have taken market share from traditional supermarket operators, including independent grocers, many of whom are our customers. Vendors, seeking to ensure that more of their promotional fees and allowances are used by retailers to increase sales volume, increasingly direct promotional dollars to large self-distributing chains. We believe that these changes have led to reduced sales, reduced margins and lower profitability among many of our customers and, consequently, for us. If the strategies we have developed in response to these changing market conditions are not successful, our net sales may decline.

 CONSUMABLE GOODS DISTRIBUTION IS A LOW-MARGIN BUSINESS AND IS SENSITIVE TO ECONOMIC CONDITIONS.

     We derive most of our revenues from the consumable goods distribution industry. This industry is characterized by a high volume of sales with relatively low profit margins. A significant portion of our sales are at prices that are based on product cost plus a percentage markup. Consequently, our results of operations may be negatively impacted when consumable goods prices go down, even though our percentage markup may remain constant. The consumable goods industry is also sensitive to national and regional economic conditions, and the demand for our consumable goods has been diminished from time to time by economic downturns.

 WE FACE COMPETITION IN BOTH OUR DISTRIBUTION AND RETAIL MARKETS, AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY IN THESE MARKETS, WE MAY LOSE MARKET SHARE AND SUFFER A DECLINE IN NET SALES.

     Our distribution group operates in a highly competitive market. We face competition from local, regional and national food distributors on the basis of price, quality and assortment, schedules and reliability of deliveries and the range and quality of services provided. We also compete with retail supermarket chains that self-distribute, purchasing directly from vendors and distributing products to their supermarkets for sale to the consumer. Consolidation of self-distributing chains may produce even stronger competition for our distribution group.

     Our retail group competes with other food outlets on the basis of price, quality and assortment, store location and format, sales promotions, advertising, availability of parking, hours of operation and store appeal. Traditional mass merchandisers have gained a growing foothold in food marketing and distribution with alternative store formats, such as warehouse stores and supercenters, which depend on concentrated buying power and low-cost distribution technology. We expect that stores with alternative formats will continue to increase their market share in the future. Retail consolidations not only produce stronger competition for our retail group, but may also result in declining sales in our distribution group if our existing customers are acquired by self-distributing chains.

     Some of our competitors have greater financial and other resources than we do. In addition, consolidation in the industry, heightened competition among our vendors and new entrants could create additional competitive pressures that reduce our margins and adversely affect our business. If we fail to successfully respond to these competitive pressures or to implement our strategies effectively, we may lose market share and suffer a decline in net sales.

     For more information, see "Business -- Competition" on page 45.

 BECAUSE WE OWN AND OPERATE REAL ESTATE, WE FACE THE RISK OF BEING HELD LIABLE FOR ENVIRONMENTAL DAMAGES THAT MAY OCCUR ON OUR PROPERTIES.

     Our facilities and operations are subject to various laws, regulations and judicial and administrative orders concerning protection of the environment and human health, including provisions regarding the transportation, storage, distribution, disposal or discharge of certain materials. In conformity with these provisions, we have a comprehensive program for testing, removal, replacement or repair of our underground fuel storage tanks and for site remediation where necessary. Although we have established reserves which we believe will be sufficient to satisfy the anticipated costs of all known remediation requirements, we cannot assure you that these reserves will be sufficient.

 WE ARE A PARTY TO OR THREATENED WITH VARIOUS LITIGATION AND CONTINGENT LOSS SITUATIONS ARISING IN THE ORDINARY COURSE OF OUR BUSINESS. IF ANY PROCEEDING IS RESOLVED AGAINST US, IT COULD RESULT IN SUBSTANTIAL PAYMENTS BY US AND A REDUCTION OF OUR EARNINGS.

     We have recently been named a defendant in several securities lawsuits. For more information, see "Business -- Legal Proceedings" beginning on page 48. In addition, we are a party to or threatened with various litigation and contingent loss situations arising in the ordinary course of our business including:

     - disputes with customers and vendors;

     - disputes with owners or creditors of financially troubled or failed customers;

     - disputes with employees;

     - disputes with insurance carriers;

     - disputes with landlords and lessees;

     - disputes with tax authorities;

     - litigation involving health and other effects of cigarette smoking and other uses of tobacco; and

     - litigation by the U.S. Department of Justice to recover federal Medicare costs allegedly connected to smoking;

some of which may result in substantial payments. We incur the costs of defending any litigation whether or not a claim has merit or is material. We intend to vigorously defend against all lawsuits, but we cannot predict the outcome of any case. An unfavorable outcome in any material case could result in substantial payments by us and a reduction of our earnings.

 BECAUSE WE SELL FOOD, TOBACCO AND OTHER PRODUCTS, WE ARE SUBJECT TO PRODUCT LIABILITY CLAIMS.

     Like any other seller of food, tobacco and other consumer products, we face the risk of exposure to product liability claims in the event that people who purchase products we sell become injured or experience illness from those products. In particular, we and our subsidiaries sell a substantial amount of tobacco products. For more information, see "Business -- Products" on page 45.

     We carry umbrella liability insurance, but this insurance may not continue to be available at a reasonable cost, or, even if it is available, it may not be adequate to cover our liabilities. We generally seek contractual indemnification and insurance coverage from parties supplying our products, but this indemnification or insurance coverage is limited, as a practical matter, to the creditworthiness of the indemnifying party and the policy limits of any insurance provided by suppliers. If we do not have adequate insurance or contractual indemnification to cover our liabilities, product liability claims could materially reduce our earnings.

 FROM TIME TO TIME WE MAY MAKE STRATEGIC ACQUISITIONS, WHICH WOULD REQUIRE US TO INCUR SUBSTANTIAL COSTS AND POTENTIAL LIABILITIES FOR WHICH WE MAY NEVER REALIZE THE ANTICIPATED BENEFITS.

     We may seek strategic acquisitions of other distributors on a selective basis. Since the beginning of 2001, we have acquired several businesses. For more information on these acquisitions, see "Business -- Our Distribution Group -- Strategic Acquisitions" on page 43.

     We regularly engage in evaluations of potential acquisitions. Any potential acquisition may result in significant transaction expenses, increased interest expense and amortization of intangibles expense, increased capital expenditures, increased depreciation expense and increased operating expense, any of which could have a material adverse effect on our operating results.

     Achieving the benefits of acquisitions will depend in part on our ability to integrate those businesses with our business in an efficient manner. We cannot assure you that this will happen or that it will happen in an efficient manner. Our consolidation of operations following these acquisitions may require substantial attention from our management. The diversion of management attention and any difficulties encountered in the transition and integration process could have a material adverse effect on our ability to achieve expected net sales, operating expenses and operating results for these acquired businesses. We cannot assure you that we will realize any of the anticipated benefits of any acquisition, and if we fail to realize these anticipated benefits, our operating performance could suffer.

 WE DEPEND ON OUR SENIOR MANAGEMENT AND KEY PERSONNEL.

     We substantially depend on the continued services and performance of our senior management and other key personnel, particularly Mark S. Hansen, our Chairman and Chief Executive Officer. The loss of the services of any of our executive officers or key employees could harm our business. We have employment agreements with each of Messrs. Hansen, Rider and Northcutt, none of which expires prior to November 2003. We do not maintain "key person" life insurance policies on these individuals or any of our other executive officers.

 WE OPERATE IN A COMPETITIVE LABOR MARKET, AND A SUBSTANTIAL NUMBER OF OUR EMPLOYEES ARE COVERED BY COLLECTIVE BARGAINING AGREEMENTS.

     Our continued success will depend on our ability to attract and retain qualified personnel in both our distribution and retail groups. We compete with other businesses in our markets with respect to attracting and retaining qualified employees. A shortage of qualified employees would require us to enhance our wage and benefits packages in order to compete effectively in the hiring and retention of qualified employees or to hire more expensive temporary employees. In addition, approximately 38%, or approximately 9,750 of our employees are covered by collective bargaining agreements, most of which expire at various times over the course of the next five years.

     We cannot assure you that we will be able to renew our respective collective bargaining agreements, that our labor costs will not increase, that we will be able to recover any increases through increased prices charged to customers or that we will not suffer business interruptions as a result of strikes or other work stoppages. If we fail to attract and retain qualified employees, to control our labor costs, or to recover any increased labor costs through increased prices charged to our customers, our earnings will be reduced accordingly.

 UNDER CERTAIN CIRCUMSTANCES, FEDERAL AND STATE LAWS MAY ALLOW COURTS TO VOID THE GUARANTEES OF THE NOTES AND REQUIRE NOTEHOLDERS TO RETURN PAYMENTS THEY RECEIVE FROM OUR SUBSIDIARY GUARANTORS.

     Under the federal Bankruptcy Code and comparable provisions of state fraudulent transfer laws, a court could void the guarantees or subordinate claims in respect of the guarantees to all of a Subsidiary Guarantor's other debts if, among other things, any Subsidiary Guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

     - received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

     - was insolvent or rendered insolvent by reason of the incurrence; or

     - was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

     - intended to incur, or believed that it would incur, debts beyond its ability to pay as they became due.

     In addition, a court could void any payment by a Subsidiary Guarantor or require a noteholder to return the payment to a Subsidiary Guarantor or to a fund for the benefit of its creditors.

     The measure of insolvency for purposes of fraudulent transfer laws varies depending upon the law applied in any proceeding. Generally, however, a Subsidiary Guarantor would be considered insolvent if:

     - the sum of its debts, including contingent liabilities, was greater than the fair saleable value of its assets; or

     - the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

     - it could not pay its debts as they become due.

 WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER REQUIRED BY THE INDENTURE GOVERNING THE NOTES AND OUR OTHER EXISTING INDEBTEDNESS.

     Upon the occurrence of a change of control of our company, we will be required to offer to repurchase all outstanding notes and other outstanding debt. If a change of control were to occur, we cannot assure you that we would have sufficient funds to pay the repurchase price for all the notes tendered by the holders. Our credit facility and our other indentures contain, and any future other agreements relating to other indebtedness to which we become a party may contain, restrictions or prohibitions on our ability to repurchase notes or may provide that an occurrence of a change of control constitutes an event of default under, or otherwise requires payment of amounts borrowed under those agreements. If a change of control occurs at a time when we are prohibited from repurchasing the notes, we could seek the consent of our then existing lenders and noteholders to the repurchase of the notes or attempt to refinance the borrowings that contain the prohibition. If we were unable to obtain such a consent or repay the borrowings, we would remain prohibited from repurchasing the notes. In that case, our failure to repurchase tendered notes would constitute an event of default under the indenture governing the notes and may constitute a default under the terms of other indebtedness that we may enter into from time to time.

  OUR BYLAWS MAY NOT PERMIT US TO MAKE PAYMENTS TO HOLDERS AS REQUIRED UNDER THE INDENTURE UPON THE OCCURRENCE OF A CHANGE OF CONTROL.

     Our bylaws contain a provision that prohibits us from adopting a shareholder rights plan or any other form of "poison pill" without the prior approval of holders of at least a majority of the shares of our outstanding capital stock. It is unclear whether this provision of our bylaws would prohibit us from repurchasing the notes in the event of a change of control. If a court concluded that the change of control provisions of the indenture governing the notes were inconsistent with or prohibited by our bylaws, we may not be able to repurchase the notes. For more details, see the section "Description of Notes" in this prospectus under the heading "Purchase of Notes upon a Change of Control" beginning on page 60.

  YOU CANNOT BE SURE THAT A PUBLIC MARKET WILL DEVELOP FOR THE EXCHANGE NOTES AND YOU MAY BE REQUIRED TO BEAR THE FINANCIAL RISK OF AN INVESTMENT IN THE NOTES FOR AN INDEFINITE PERIOD OF TIME.

     Before this exchange offer, there was no established trading market for the exchange notes. We have been informed by certain initial purchasers of the old notes that they intend to make a market in the exchange notes. However, they may cease their market-making at any time. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, we cannot assure you that any market for the exchange notes will develop or, if one does develop, that it will be maintained. If a public market for the exchange notes fails to develop or be sustained, the trading price of the exchange notes could be materially adversely affected.

     If a market for the exchange notes develops, the exchange notes might trade at prices higher or lower than their initial debt offering price. The trading price would depend on many factors, such as prevailing interest rates, the market for similar securities, general economic conditions, and our financial condition, performance and business prospects. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial fluctuation in the prices of these securities. The market for the notes may be subject to such disruptions, which could have an adverse effect on the price of the notes. You should be aware that you may be required to bear the financial risk of an investment in the notes for an indefinite period of time.

  TERRORIST ATTACKS AND OTHER ACTS OF VIOLENCE OR WAR MAY AFFECT THE MARKETS ON WHICH THE NOTES TRADE, THE MARKETS IN WHICH WE OPERATE, OUR OPERATIONS AND OUR PROFITABILITY.

     Terrorist attacks may negatively affect our operations and your investment. There can be no assurance that there will not be further terrorist attacks against the United States or U.S. businesses. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect our sales.

     Also as a result of terrorism, the United States has entered into an armed conflict which could have a further impact on our sales, our supply chain, and our ability to deliver product to our customers. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of any armed conflict are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

     More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in a worsening of economic conditions in the United States or abroad. Any of these occurrences could have a significant impact on our operating results, revenues and costs and may result in the volatility of the market price for our securities and on the future price of our securities.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

     We issued the old notes on April 15, 2002 to Deutsche Bank Securities Inc., Lehman Brothers Inc., Salomon Smith Barney Inc., First Union Securities, Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and UBS Warburg LLC, the initial purchasers, pursuant to a purchase agreement. The initial purchasers subsequently sold the old notes to "qualified institutional buyers," as defined in Rule 144A under the Securities Act, in reliance on Rule 144A, and outside the United States under Regulation S of the Securities Act. As a condition to the sale of the old notes, we entered into a registration rights agreement with the initial purchasers on April 15, 2002. Pursuant to the registration rights agreement, we agreed that we would:

          (1) file a registration statement with the SEC with respect to the exchange notes on or before July 12, 2002;

          (2) use all reasonable efforts to cause the registration statement to be declared effective by the SEC on or before October 11, 2002;

          (3) use all reasonable efforts to keep the registration statement effective until the closing of the exchange offer;

          (4) use all reasonable efforts to keep the exchange offer open for not less than 30 days (or longer if required by applicable law) after the date that notice of the exchange offer is mailed to holders of the old notes; and

          (5) use our best efforts to consummate the exchange offer on or before November 26, 2002.

     We filed a copy of the registration rights agreement as an exhibit to the registration statement.

RESALE OF THE EXCHANGE NOTES

     Based upon an interpretation by the staff of the SEC contained in no-action letters issued to third parties, we believe that you may exchange old notes for exchange notes in the ordinary course of business. For further information on the SEC's position, see Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co. Incorporated, available June 5, 1991 and Shearman & Sterling, available July 2, 1993, and other interpretive letters to similar effect. You will be allowed to resell exchange notes to the public without further registration under the Securities Act and without delivering to purchasers of the exchange notes a prospectus that satisfies the requirements of
Section 10 of the Securities Act so long as you do not participate, do not intend to participate, and have no arrangement with any person to participate, in a distribution of the exchange notes. However, the foregoing does not apply to you if you are:

     - a broker-dealer who purchased the exchange notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act; or

     - you are an "affiliate" of ours within the meaning of Rule 405 under the Securities Act.

     In addition, if:

     - you are a broker-dealer; or

     - you acquire exchange notes in the exchange offer for the purpose of distributing or participating in the distribution of the exchange notes,

you cannot rely on the position of the staff of the SEC contained in the no-action letters mentioned above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

     Each broker-dealer that receives exchange notes for its own account in exchange for old notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for old notes which the broker-dealer acquired as a result of market-making or other trading activities.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn before the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding old notes surrendered pursuant to the exchange offer. You may tender old notes only in integral multiples of $1,000.

     The form and terms of the exchange notes are the same as the form and terms of the old notes except that:

     - we will register the exchange notes under the Securities Act and, therefore, the exchange notes will not bear legends restricting their transfer; and

     - holders of the exchange notes will not be entitled to any of the rights of holders of old notes under the registration rights agreement, which rights will terminate upon the completion of the exchange offer.

The exchange notes will evidence the same debt as the old notes and will be issued under the same indenture, so the exchange notes and old notes will be treated as a single class of debt securities under the indenture.

     As of the date of this prospectus, $260,000,000 in aggregate principal amount of the old notes are outstanding and registered in the name of Cede & Co., as nominee for The Depository Trust Company. Only registered holders of the old notes, or their legal representative or attorney-in-fact, as reflected on the records of the trustee under the indentures, may participate in the exchange offer. We will not set a fixed record date for determining registered holders of the old notes entitled to participate in the exchange offer.

     You do not have any appraisal or dissenters' rights under the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC.

     We will be deemed to have accepted validly tendered old notes when, as and if we had given oral or written notice of acceptance to the exchange agent. The exchange agent will act as your agent for the purposes of receiving the exchange notes from us.

     If you tender old notes in the exchange offer you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes pursuant to the exchange offer. We will pay all charges and expenses, other than the applicable taxes described below, in connection with the exchange offer.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS


     The term expiration date will mean 5:00 p.m., New York City time on November 18, 2002, unless we, in our sole discretion, extend the exchange offer, in which case the term expiration date will mean the latest date and time to which we extend the exchange offer.

     To extend the exchange offer, we will:

     - notify the exchange agent of any extension orally or in writing; and

     - mail to each registered holder an announcement that will include disclosure of the approximate number of old notes deposited to date,

each before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

     We reserve the right, in our reasonable discretion:

     - to delay accepting any old notes:

     - to extend the exchange offer; or

     - if any conditions listed below under "-- Conditions" are not satisfied, to terminate the exchange offer by giving oral or written notice of the delay, extension or termination to the exchange agent.

     We will follow any delay in acceptance, extension or termination as promptly as practicable by oral or written notice to the registered holders. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a prospectus supplement that we will distribute to the registered holders. We will also extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure, if the exchange offer would otherwise expire during the five to ten business day period.

INTEREST ON THE EXCHANGE NOTES

     The exchange notes will bear interest at the same rate and on the same terms as the old notes. Consequently, the exchange notes will bear interest at a rate equal to 9 7/8% per annum (calculated using a 360-day year). Interest will be payable semi-annually on each May 1 and November 1.


     Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the old notes, or if no interest was paid on the old notes, from the date of issuance of the old notes, which was April 15, 2002. We will deem that you have waived your right to receive any interest accrued on the old notes from the last interest payment date if we accept your old notes for exchange.


PROCEDURES FOR TENDERING

     You may tender old notes in the exchange offer only if you are a registered holder of old notes. To tender in the exchange offer, you must:

     - complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal;

     - have the signatures guaranteed if required by the letter of transmittal; and

     - mail or otherwise deliver the letter of transmittal or the facsimile to the exchange agent at the address listed below under "-- Exchange Agent" for receipt before the expiration date.

     In addition, either:

     - the exchange agent must receive certificates for the old notes along with the letter of transmittal into its account at the depositary pursuant to the procedure for book-entry transfer described below before the expiration date;

     - the exchange agent must receive a timely confirmation of a book-entry transfer of the old notes, if the procedure is available, into its account at the depositary pursuant to the procedure for book-entry transfer described below before the expiration date; or

     - you must comply with the guaranteed delivery procedures described below.

     Your tender, if not withdrawn before the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

     The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You should not send letters of transmittal or old notes to us. You may request your respective brokers, dealers, commercial banks, trust companies or nominees to effect the transactions described above for you.

     If you are a beneficial owner of old notes whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, before completing and executing the letter of transmittal and delivering the old notes you must either:

     - make appropriate arrangements to register ownership of the old notes in your name; or

     - obtain a properly completed bond power from the registered holder.

     The transfer of registered ownership may take considerable time. Unless the old notes are tendered:

          (1) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal; or

          (2) for the account of:

        - a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

        - a commercial bank or trust company having an office or correspondent in the United States; or

        - an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act that is a member of one of the recognized signature guarantee programs identified in the letter of transmittal, an eligible guarantor institution must guarantee the signatures on a letter of transmittal or a notice of withdrawal described below under "-- Withdrawal of Tenders."

     If the letter of transmittal is signed by a person other than the registered holder, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder's name appears on the old notes.

     If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and unless waived by us, they must submit evidence satisfactory to us of their authority to so act with the letter of transmittal.

     The exchange agent and the depositary have confirmed that any financial institution that is a participant in the depositary's system may utilize the depositary's Automated Tender Offer Program to tender notes.

     We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, you must cure any defects or irregularities in connection with tenders of old notes within the time we determine. Although we intend to notify you of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give you that notification. Unless waived, we will not deem tenders of old notes to have been made until you cure the defects or irregularities.

     While we have no present plan to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any old notes that are not tendered in the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the expiration date. We also reserve the right to terminate the exchange offer, as described below under "-- Conditions," and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any of those purchases or offers could differ from the terms of the exchange offer.

     If you wish to tender old notes in exchange for exchange notes in the exchange offer, we will require you to represent that:

     - you are not an affiliate of ours;

     - you will acquire any exchange notes in the ordinary course of your business; and

     - at the time of completion of the exchange offer, you have no arrangement with any person to participate in the distribution of the exchange notes.

     In addition, in connection with the resale of exchange notes, any participating broker-dealer who acquired the old notes for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the notes, with this prospectus.

RETURN OF NOTES

     If we do not accept any tendered old notes for any reason described in the terms and conditions of the exchange offer or if you withdraw or submit old notes for a greater principal amount than you desire to exchange, we will return the unaccepted, withdrawn or non-exchanged notes without expense to you as promptly as practicable. In the case of old notes tendered by book-entry transfer into the exchange agent's account at the depositary pursuant to the book-entry transfer procedures described below, we will credit the old notes to an account maintained with the depositary as promptly as practicable.

BOOK-ENTRY TRANSFER

     The exchange agent will make a request to establish an account with respect to the old notes at the depositary for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the depositary's systems may make book-entry delivery of old notes by causing the depositary to transfer the old notes into the exchange agent's account at the depositary in accordance with the depositary's procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the depositary, you must transmit and the exchange agent must receive, the letter of transmittal or a facsimile of the letter of transmittal, with any required signature guarantees and any other required documents, at the address below under "-- Exchange Agent" on or before the expiration date or pursuant to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

     If you wish to tender your old notes and (1) the notes are not immediately available or (2) you cannot deliver the old notes, the letter of transmittal or any other required documents to the exchange agent before the expiration date, you may effect a tender if:

          (a) the tender is made through an eligible guarantor institution;

          (b) before the expiration date, the exchange agent receives from the eligible guarantor institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, that:

        - states your name and address, the certificate number(s) of the old notes and the principal amount of old notes tendered,

        - states that the tender is being made by that notice of guaranteed delivery, and

        - guarantees that, within three New York Stock Exchange trading days after the expiration date, the eligible guarantor institution will deposit with the exchange agent the letter of transmittal, together with the certificate(s) representing the old notes in proper form for transfer or a confirmation of a book-entry transfer, as the case may be, and any other documents required by the letter of transmittal; and

          (c) within five New York Stock Exchange trading days after the expiration date, the exchange agent receives a properly executed letter of transmittal, as well as the certificate(s) representing all tendered old notes in proper form for transfer and all other documents required by the letter of transmittal.

     Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your notes according to the guaranteed delivery procedures described above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided in this prospectus, you may withdraw tenders of old notes at any time before 5:00 p.m., New York City time, on the expiration date.

     To withdraw a tender of old notes in the exchange offer, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address listed in this prospectus before the expiration date. Any notice of withdrawal must:

     - specify the name of the person who deposited the old notes to be withdrawn;

     - identify the old notes to be withdrawn, including the certificate number(s) and principal amount of the old notes; and

     - be signed in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees.

     We will determine in our sole discretion all questions as to the validity, form and eligibility of the notices, and our determination will be final and binding on all parties. We will not deem any properly withdrawn old notes to have been validly tendered for purposes of the exchange offer, and we will not issue exchange notes with respect to those old notes, unless you validly retender the withdrawn old notes. You may retender properly withdrawn old notes by following one of the procedures described above under "-- Procedures for Tendering" at any time before the expiration date.

CONDITIONS

     Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange the exchange notes for, any old notes, and may terminate the exchange offer as provided in this prospectus before the acceptance of the old notes, if, in our reasonable judgment, the exchange offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the SEC.

     If we determine in our reasonable discretion that any of these conditions are not satisfied, we may:

     - refuse to accept any old notes and return all tendered old notes to you;

     - extend the exchange offer and retain all old notes tendered before the exchange offer expires, subject, however, to your rights to withdraw the old notes; or

     - waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered old notes that have not been withdrawn.

     If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that we will distribute to the registered holders of the old notes, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

TERMINATION OF RIGHTS

     All of your rights under the registration rights agreement will terminate upon consummation of the exchange offer except with respect to our continuing obligations:

     - to indemnify you and parties related to you against liabilities, including liabilities under the Securities Act; and

     - to provide, upon your request, the information required by Rule 144A(d)(4) under the Securities Act to permit resales of the notes pursuant to Rule 144A.

SHELF REGISTRATION

     If (1) applicable law or SEC policy does not permit us to consummate the exchange offer, (2) we do not consummate the exchange offer on or before November 26, 2002 or (3) you notify us before the 60th day following the completion of the exchange offer that:

     - you are prohibited by law or SEC policy from participating in the exchange offer;

     - you may not resell the exchange notes acquired by you in the exchange offer to the public without delivering a prospectus, and the prospectus contained in the registration statement is not appropriate or available for resales by you; or

     - you are a broker-dealer and hold notes acquired directly from us,

we will file with the SEC a shelf registration statement to register for public resale the registrable notes held by you if you provide us with the necessary information for inclusion in the shelf registration statement.

     For the purposes of the registration rights agreement, "registrable notes" means each old note until the earliest date on which:

     - a registration statement covering the old note has been declared effective by the SEC and the note has been disposed of in accordance with such effective registration statement;

     - the old note has been exchanged pursuant to the exchange offer for an exchange note or exchange notes that may be resold without restriction under state and federal securities laws;

     - such old note ceases to be outstanding; or

     - the old note may be resold without restriction pursuant to Rule 144 under the Securities Act.

ADDITIONAL INTEREST

     If:

          (1)(A) we do not file the registration statement with the SEC on or before July 12, 2002 or (B) we are obligated to file a shelf registration statement and we fail to file the shelf registration statement with the SEC on or before the 90th day after the obligation to file a shelf registration statement arises, then, commencing on the day after either required filing date, we agree to pay additional interest on the principal amount of the old notes at a rate of 0.50% per annum for the first 90 days immediately following the required filing date, with the additional interest increasing by an additional 0.50% per annum at the beginning of each subsequent 90-day period; or

          (2)(A) the SEC does not declare the registration statement effective on or before October 11, 2002, or (B) we are obligated to file a shelf registration statement and the SEC does not declare the shelf registration statement effective on or before the 180th day after the obligation to file a shelf registration statement arises, then, commencing on the day after either required effective date, we agree to pay additional interest on the principal amount of the old notes at a rate of 0.50% per annum for the first 90 days immediately following the required effective date, with the additional interest increasing by an additional 0.50% per annum at the beginning of each subsequent 90-day period; or

          (3)(A) we do not complete the exchange offer on or before the 45th day after the SEC declares the registration statement effective, or (B) if applicable, a shelf registration statement has been declared effective but thereafter ceases to be effective at any time prior to April 15, 2004 (unless all of the old notes have already been disposed of or all of the old notes are eligible to be sold pursuant to Rule 144(k)), then we agree to pay additional interest on the principal amount of the old notes at a rate of 0.50% per annum for the first 90 days commencing on (x) the 46th day after the effective date, in the case of (A) above, or (y) the day the shelf registration statement ceases to be effective, in the case of (B) above, with the additional interest rate increasing by an additional 0.50% per annum at the beginning of each subsequent 90-day period;

provided, however, that the additional interest rate on the old notes may not accrue under more than one of the foregoing clauses (1) through (3) at any one time and at no time will the aggregate amount of additional interest accruing exceed in the aggregate 1.00% per annum; provided, further, however, that when
(i) we file the registration statement or the shelf registration statement (in the case of clause (1) above), (ii) the SEC declares the registration statement or the shelf registration statement (in the case of clause (2) above), or (iii) we complete the exchange offer (in the case of clause (3)(A) above), or upon the effectiveness of the shelf registration statement which had ceased to remain effective (in the case of clause (3)(B) above), additional interest on the old notes as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue.

     We agree to pay any amount of additional interest due pursuant to clause
(1), (2) or (3) above in cash on the same original interest payment dates as the old notes.

EXCHANGE AGENT

     We have appointed Manufacturers and Traders Trust Company as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for a notice of guaranteed delivery to the exchange agent addressed as follows:

       By Registered or Certified Mail:                      By Hand Delivery:
   Manufacturers and Traders Trust Company        Manufacturers and Traders Trust Company
                One M&T Plaza                                  One M&T Plaza
           Buffalo, New York 14203                        Buffalo, New York 14203
        Attention: Russell T. Whitley                  Attention: Russell T. Whitley

            By Overnight Delivery:                             By Facsimile:
   Manufacturers and Traders Trust Company                     (716) 842-4474
                One M&T Plaza                             Attn: Russell T. Whitley
           Buffalo, New York 14203                  Confirm by Telephone: (716) 842-5602
        Attention: Russell T. Whitley

     Delivery to an address other than the one stated above or transmission via a facsimile number other than the one stated above will not constitute a valid delivery.

FEES AND EXPENSES

     We will bear the expenses of soliciting tenders. We are making the principal solicitation by mail; however, our officers and regular employees may make additional solicitations by facsimile, telephone or in person.

     We have not retained any dealer manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

     We will pay the cash expenses incurred in connection with the exchange offer, which we estimate to be approximately $250,000. These expenses include registration fees, fees and expenses of the exchange agent and the trustee, accounting and legal fees and printing costs, among others.

     We will pay all transfer taxes, if any, applicable to the exchange of notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the old notes pursuant to the exchange offer, then you must pay the amount of the transfer taxes. If you do not submit satisfactory evidence of payment of the taxes or exemption from payment with the letter of transmittal, we will bill the amount of the transfer taxes directly to you.

CONSEQUENCE OF FAILURES TO EXCHANGE

     Participation in the exchange offer is voluntary. We urge you to consult your financial and tax advisors in making your decisions on what action to take. Old notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, those old notes may be resold only:

     - to a person whom the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A under the Securities Act;

     - in a transaction meeting the requirements of Rule 144;

     - outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

     - in accordance with another exemption from the registration requirements of the Securities Act and based upon an opinion of counsel if we so request;

     - to us; or

     - pursuant to an effective registration statement.

     In each case, the old notes may be resold only in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

                                USE OF PROCEEDS

     We will not receive any cash proceeds from the exchange offer. The exchange offer satisfies an obligation to holders of old notes under the registration rights agreement. The net proceeds from the $260 million old notes offering, after deducting estimated fees and expenses, were approximately $251 million. We used the net proceeds from the old notes offering to repay our $250 million of 10 1/2% senior subordinated notes due 2004, which we redeemed on June 1, 2002 at a redemption price of 102.625% of the aggregate outstanding principal amount thereof.

                                 CAPITALIZATION

     The following table sets forth our current maturities of long-term debt and capital leases and our consolidated capitalization at July 13, 2002:

                                                               AT JULY 13,
                                                                   2002
                                                              --------------
                                                              (IN THOUSANDS)
Current maturities of long-term debt and capital leases.....    $   26,473
Long-term debt:
  Senior secured revolving credit facility(1)...............        75,000
  Senior secured term loan facility(2)......................       420,750
  Long-term obligations under capital leases................       325,345
  10 1/8% senior notes due 2008.............................       357,228
  9 1/4% senior notes due 2010..............................       200,240
  10 5/8% senior subordinated notes due 2007................       400,000
  9 7/8% senior subordinated notes due 2012.................       262,764
  5 1/4% convertible senior subordinated notes due 2009.....       150,000
  Other debt (including discounts)..........................        (9,871)
                                                                ----------
     Total long-term debt (including current maturities)....     2,207,929
     Total shareholders' equity.............................       694,779
                                                                ----------
     Total capitalization (including current maturities)....    $2,902,708
                                                                ==========

---------------

(1) The stated interest rate on borrowings under the revolving credit facility is a referenced index rate, normally the London interbank offered interest rate, or LIBOR, plus a margin ranging from 1.50% to 2.25%, depending on (i) the ratio of our consolidated indebtedness to consolidated EBITDA and (ii) amounts already outstanding under the revolving credit facility. From June 18, 2002 to July 13, 2002, the average interest rate for the revolving credit facility was 4.3%.

(2) The stated interest rate on borrowings under the term credit facility is a referenced index rate, normally LIBOR plus a margin of 2.25%. From June 18, 2002 to July 13, 2002, the average interest rate for the term credit facility was 4.7%.

                SELECTED CONSOLIDATED FINANCIAL DATA OF FLEMING
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

     The information presented below for, and as of the end of, each of the fiscal years in the five-year period ended December 29, 2001 is derived from our audited consolidated financial statements. The information presented below for, and as of the end of, the 28 weeks ended July 14, 2001 and July 13, 2002 is derived from our unaudited consolidated condensed financial statements, which include all adjustments that management considers necessary for a fair presentation of our financial position and results of operations for those periods. The information for, and as of the end of, the 28 weeks ended July 13, 2002 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year ending December 28, 2002. You should read the information set forth below together with the other financial information contained or incorporated by reference in this prospectus.

                                                             FISCAL YEAR ENDED(1)                               28 WEEKS ENDED
                                   ------------------------------------------------------------------------   -------------------
                                   DECEMBER 27,   DECEMBER 26,   DECEMBER 25,   DECEMBER 30,   DECEMBER 29,   JULY 14,   JULY 13,
                                     1997(2)        1998(3)        1999(4)        2000(5)        2001(6)      2001(7)    2002(8)
                                   ------------   ------------   ------------   ------------   ------------   --------   --------
INCOME STATEMENT DATA:
Net sales(9).....................    $14,916        $14,629        $14,218        $14,369        $15,558       $7,583     $8,616
Costs and expenses:
  Cost of sales(9)...............     13,508         13,179         12,781         13,022         14,367        6,953      7,997
  Selling and administrative.....      1,172          1,251          1,262          1,187            961          526        457
  Interest expense...............        163            161            165            175            166           92         93
  Interest income and other......        (30)           (25)           (30)           (25)           (24)         (15)       (15)
  Impairment/restructuring charge
    (credit).....................         --            653            103            213            (24)         (27)        27
  Litigation charge (credit).....         21              8             --             (2)            49           49         --
                                     -------        -------        -------        -------        -------       ------     ------
    Total costs and expenses.....     14,834         15,227         14,281         14,570         15,495        7,578      8,559
                                     -------        -------        -------        -------        -------       ------     ------
Earnings(loss) before taxes......         82           (598)           (63)          (201)            63            5         57
Taxes on income(loss)............         44            (87)           (18)           (79)            36            3         22
                                     -------        -------        -------        -------        -------       ------     ------
Earnings(loss) before
  extraordinary charge...........         38           (511)           (45)          (122)            27            2         35
Extraordinary charge from early
  retirement of debt (net of
  taxes).........................        (13)            --             --             --             (4)          (3)        (8)
                                     -------        -------        -------        -------        -------       ------     ------
    Net earnings(loss)...........    $    25        $  (511)       $   (45)       $  (122)       $    23       $   (1)    $   27
                                     =======        =======        =======        =======        =======       ======     ======
Diluted earnings(loss) per
  share..........................    $  0.67        $(13.48)       $ (1.17)       $ (3.15)       $  0.52       $(0.03)    $ 0.57
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Cash and cash equivalents......    $    30        $     6        $     7        $    30        $    17       $   14     $   41
  Total assets...................      3,924          3,491          3,573          3,403          3,655        3,546      4,362
  Total debt (including current
    maturities and capital
    leases)......................      1,563          1,566          1,694          1,669          1,811        1,689      2,208
  Shareholders' equity...........      1,090            570            561            427            498          486        695
OTHER FINANCIAL AND OPERATING
  DATA:
  Cash flows provided by (used
    in) operating activities.....    $   113        $   141        $   118        $   127        $   (32)      $  (64)    $ (126)
  Cash flows used in investing
    activities...................        (54)          (163)          (213)           (48)          (190)         (41)      (227)
  Cash flows provided by (used
    in) financing activities.....        (92)            (2)            96            (55)           209           89        432
  EBITDAL(10)....................        441           (237)           281            154            385          183        231
  Depreciation and
    amortization(11).............        173            180            158            169            166           87         82
  Capital expenditures...........        129            200            166            151            238          112         98
  Ratio of earnings to fixed
    charges(12)..................       1.41x            --             --             --           1.29x        1.01x      1.47x

---------------

 (1) Fiscal 2000 is a 53-week year; all other years are 52 weeks.

 (2) The results in 1997 reflect a charge of $19 million ($9 million after-tax) related to the settlement of a lawsuit against us. Such period also reflects an extraordinary charge of $22 million ($13 million after-tax) related to a recapitalization.

 (3) The results in 1998 reflect an impairment/restructuring charge with related costs totaling $668 million ($543 million after-tax) related to our strategic plan.

 (4) The results in 1999 reflect an impairment/restructuring charge with related costs totaling $137 million ($92 million after-tax) related to our strategic plan. Such period also reflects unusual items ($31 million charge to close 10 conventional retail stores, income of $22 million from extinguishing a portion of the self-insured workers' compensation liability, interest income of $9 million related to refunds in federal income taxes from prior years, and $6 million in gains from the sale of distribution facilities) netting to $6 million of income ($3 million after-tax).

 (5) The results in 2000 reflect an impairment/restructuring charge with related costs totaling $309 million ($183 million after-tax) relating to our strategic plan. Such period also reflects unusual items ($10 million charge related primarily to asset impairment on retail stores, income of $2 million relating to litigation settlements, and $9 million in gains from the sale of distribution facilities) netting to less than $1 million of income ($1 million loss after-tax).

 (6) The results in 2001 reflect an impairment/restructuring credit totaling $24 million ($25 million after-tax reflecting the tax expense impact of goodwill permanent differences from the sale of certain retail stores) relating to our strategic plan. Such period also reflects unusual items ($49 million in charges relating to litigation settlements, $20 million in charges relating to Kmart's bankruptcy reorganization and $2 million due to early retirement of debt) netting to approximately $70 million in charges ($42 million after-tax).

 (7) The results in the first two quarters of 2001 reflect an impairment/restructuring net charge with related costs totaling $12 million ($7 million after-tax) relating to our strategic plan. Such period also reflects unusual items ($49 million in charges relating to litigation settlements and approximately $2 million in charges due to early retirement of debt) netting to approximately $63 million in charges ($38 million after-tax).

 (8) The results in the first two quarters of 2002 reflect an impairment/restructuring charge totaling $27 million ($16 million after-tax) relating to the closure of two distribution facilities and certain integration costs related to recent acquisitions. Such period also reflects approximately $3 million ($2 million after-tax) in charges due to early retirement of debt. Also, cash and cash equivalents and total debt amounts exclude amounts related to Core-Mark's accounts receivable securitization facility and related accrued interest as these amounts were being held in trust to repay the facility in July 2002.

 (9) During the first quarter of 2002, we adopted EITF 01-9 and reduced sales and cost of sales for all prior periods with the impact on any year reported not exceeding $75 million. The adoption had no effect on gross margins or earnings.

(10) EBITDAL is earnings before extraordinary items, interest expense, income taxes, depreciation and amortization, equity investment results and LIFO provision. We present EBITDAL to help us describe our ability to generate cash flows that can be used to service our debt; however, conditions may require conservation of funds for other uses. EBITDAL is a non-GAAP liquidity measure commonly used in our industry and should not be considered as an alternative measure of our net income or cash flows from operations as computed in accordance with GAAP. Amounts presented may not be comparable to similar measures disclosed by other companies.

                                                              FISCAL YEAR ENDED                                 28 WEEKS ENDED
                                   ------------------------------------------------------------------------   -------------------
                                   DECEMBER 27,   DECEMBER 26,   DECEMBER 25,   DECEMBER 30,   DECEMBER 29,   JULY 14,   JULY 13,
                                       1997           1998           1999           2000           2001         2001       2002
                                   ------------   ------------   ------------   ------------   ------------   --------   --------
      Earnings (loss) before
       extraordinary charge......      $ 38          $(511)          $(45)         $(122)          $ 27         $  2       $ 35
      Interest expense...........       163            161            165            175            166           92         93
      Taxes on income (loss).....        44            (87)           (18)           (79)            36            3         22
      Depreciation and
       amortization..............       173            180            158            169            166           87         82
      LIFO adjustments...........         6              8             11              3            (12)          (1)        (1)
      Equity investment
       results...................        17             12             10              8              2           --         --
                                       ----          -----           ----          -----           ----         ----       ----
      EBITDAL....................      $441          $(237)          $281          $ 154           $385         $183       $231

(11) Depreciation and amortization expense includes goodwill amortization, if any, and excludes amortization of debt cost which is reflected in interest expense. During the first quarter of 2002 we adopted SFAS No. 142 and ceased amortizing goodwill cost. No prior period restatements were made. Goodwill amortization did not exceed $33 million for any of the prior years reported.

(12) For purposes of computing this ratio, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist primarily of interest expense, including amortization of deferred debt issuance costs and one-third of rental expense (the portion considered representative of the interest factor). Earnings were insufficient to cover fixed charges by $598 million, $63 million and $202 million for the fiscal years ended December 26, 1998, December 25, 1999 and December 30, 2000, respectively.

               SELECTED CONSOLIDATED FINANCIAL DATA OF CORE-MARK
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

     The following table sets forth selected historical consolidated financial and other data for Core-Mark International, Inc. The historical financial data as of the end of and for each year in the five-year period ended December 31, 2001 have been derived from Core-Mark's audited consolidated financial statements. The information presented below for, and as of the end of, the three-month period ended March 31, 2001 and 2002 is derived from Core-Mark's unaudited condensed consolidated financial statements, which include all adjustments that Core-Mark's management considers necessary for a fair presentation of Core-Mark's financial position and results of operations for those periods. The information for, and as of the end of, the three months ended March 31, 2002 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year ended December 31, 2002. You should read the information set forth below together with the other financial information contained or incorporated by reference in this prospectus.

                                                                                                        THREE MONTHS
                                                       YEAR ENDED DECEMBER 31,                         ENDED MARCH 31,
                                    --------------------------------------------------------------   -------------------
                                       1997         1998         1999         2000         2001        2001       2002
                                    ----------   ----------   ----------   ----------   ----------   --------   --------
                                                                       (IN THOUSANDS)
STATEMENT OF INCOME DATA:
  Net sales.......................  $2,395,867   $2,476,376   $2,838,107   $3,035,379   $3,425,024   $754,266   $825,153
  Costs of goods sold(1)..........   2,216,162    2,295,659    2,643,069    2,840,334    3,211,160    705,121    774,297
                                    ----------   ----------   ----------   ----------   ----------   --------   --------
  Gross profit(1).................     179,705      180,717      195,038      195,045      213,864     49,145     50,856
  Operating and administrative
    expenses......................     148,902      150,977      155,128      160,143      169,691     42,150     41,463
                                    ----------   ----------   ----------   ----------   ----------   --------   --------
  Operating income(1).............      30,803       29,740       39,910       34,902       44,173      6,995      9,393
  Interest expense, net...........      18,181       15,402       12,696       12,852       11,121      3,042      2,488
  Amortization of debt refinancing
    costs(2)......................       1,498        2,204        1,274        1,274        1,274        318        318
                                    ----------   ----------   ----------   ----------   ----------   --------   --------
  Income before income taxes......      11,124       12,134       25,940       20,776       31,778      3,635      6,587
  Income tax expense(3)...........       4,834        4,925        5,740        9,721       14,268      1,633      2,832
                                    ----------   ----------   ----------   ----------   ----------   --------   --------
  Net income(4)...................  $    6,290   $    7,209   $   20,200   $   11,055   $   17,510   $  2,002   $  3,755
                                    ==========   ==========   ==========   ==========   ==========   ========   ========
OTHER DATA:
  EBITDAL(5)......................  $   41,597   $   56,419   $   53,493   $   50,129   $   59,446   $  9,867   $ 11,664
  Cash provided by (used in):
    Operating activities..........  $   17,547   $    5,933   $   40,781   $   (1,925)  $   28,211   $ 48,867   $ 11,964
    Investing activities..........     (30,739)      (5,311)      (6,575)      (7,620)      (7,916)      (517)      (152)
    Financing activities..........       3,549        9,533      (42,789)      21,282      (23,150)   (56,617)   (12,467)
  Depreciation and
    amortization(6)...............       7,528        8,065        7,912        8,911        9,678      2,475      2,052
  LIFO expense(1).................       3,266       18,614        5,671        6,316        5,595        397        219
  Capital expenditures............       9,378        5,311        6,575        7,620        7,916        517        152

                                                               AS OF DECEMBER 31,                      AS OF
                                              ----------------------------------------------------   MARCH 31,
                                                1997       1998       1999       2000       2001       2002
                                              --------   --------   --------   --------   --------   ---------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
  Total assets..............................  $336,580   $359,390   $350,068   $374,876   $390,141   $376,465
  Total debt, including current
    maturities..............................   197,012    208,124    165,335    186,617    163,467    151,000

---------------

(1) Core-Mark's U.S. inventories are valued at the lower of cost or market. Cost of goods sold is determined on a last-in, first-out (LIFO) basis. During periods of rising prices, the LIFO method of costing inventories generally results in higher costs being charged against income compared to the

    FIFO method ("LIFO expense") while lower costs are retained in inventories. Conversely, during periods of declining prices or a decrease of Core-Mark's inventory quantities, the LIFO method of costing inventories generally results in lower costs being charged against income compared to the FIFO method ("LIFO income"). During the year ended December 31, 1998, Core-Mark recognized LIFO expense of $18.6 million, primarily due to several very large increases in domestic cigarette wholesale prices during 1998. However, the LIFO expense in 1998 was more than offset by profits resulting from such price increases.

(2) Amortization of debt refinancing costs reflects the amortization of all costs associated with issuing, restructuring and refinancing debt.

(3) Prior to 1999, Core-Mark had a significant valuation allowance that reduced certain deferred tax assets, based upon management's assessment that it was more likely than not that these deferred tax assets would not be realized. However, as a result of Core-Mark's earnings history, in 1999 Core-Mark's management concluded that the tax benefits related to future deductions, including net operating loss carryforwards, were more likely than not to be realized. Therefore, in 1999, Core-Mark recorded a $6.2 million decrease in its valuation allowance, which resulted in a one-time reduction of its tax rate of approximately 24%.

(4) On January 1, 2002, Core-Mark adopted SFAS 142, Accounting for Goodwill and Other Intangibles. If Core-Mark had applied the nonamortization provisions of SFAS 142 to all periods presented, net income would have been $8 million for 1997, $9 million for 1998, $22 million for 1999, $13 million for 2000, $20 million for 2001, and $2.5 million for the three months ended March 31, 2001.

(5) EBITDAL represents operating income before depreciation, amortization and LIFO expense, each as defined herein. EBITDAL should not be considered in isolation or as a substitute for net income, operating income, cash flows or other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity. EBITDAL is included because it is one measure used by certain investors to determine a company's ability to service its indebtedness.

(6) Depreciation and amortization includes depreciation on property and equipment, amortization of goodwill and other non-cash charges, and excludes amortization of debt refinancing costs.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following pro forma consolidated information gives effect to Fleming's acquisition of Core-Mark (the "Acquisition") and has been derived by the application of pro forma adjustments to the consolidated statements of income of
(i) Fleming for the 52 weeks ended December 29, 2001 and Core-Mark for the 12 months ended December 31, 2001 and (ii) Fleming for the 28 weeks ended July 13, 2002 and Core-Mark for the period from January 1, 2002 to June 17, 2002. The Acquisition was completed on June 18, 2002.

     The pro forma consolidated statements of income give effect to the Acquisition and the related financing transactions as if they had occurred on December 31, 2000, with respect to the pro forma consolidated statement of income for the 52 weeks ended December 29, 2001, and carried forward through July 13, 2002, with respect to the pro forma consolidated statement of income for the 28 weeks ended July 13, 2002. The adjustments necessary to fairly present this pro forma consolidated financial information have been made based on available information and in the opinion of Fleming's management are reasonable and are described in the accompanying notes. This pro forma information reflects that the Acquisition was financed by a combination of borrowings under a new credit facility and public offerings of debt and equity. The pro forma consolidated financial information should not be considered indicative of actual results that would have been achieved had the Acquisition and the related financing transactions been consummated on the respective dates indicated and do not purport to indicate income statement data as of any future date or for any future period. We cannot assure you that the assumptions used in the preparation of the pro forma consolidated financial information will prove to be correct.

     The pro forma adjustments were applied to the historical consolidated financial information to reflect and account for the Acquisition and the related financing transactions. As a result, these adjustments have no impact on the historical basis of the assets and liabilities. We estimated that Core-Mark had an overall enterprise value of approximately $390 million represented by our purchase of Core-Mark's equity of $295 million, assumption of Core-Mark's debt (net of cash acquired) of approximately $90 million and transaction costs of approximately $5 million. Our purchase price allocation for the Acquisition is not final. Our final allocation of purchase price may differ from this presentation primarily due to potential changes in the fair value analysis of leases and the appraisal results for identifiable intangibles. The following table sets forth our preliminary allocation of the cash purchase price (dollars in thousands):

Fair value of assets acquired:
  Cash......................................................  $  79,151
  Receivables, net..........................................    132,572
  Inventories...............................................    130,665
  Other current assets......................................      7,899
  Property and equipment....................................     31,238
  Other assets..............................................      4,393
Fair value of liabilities assumed:
  Accounts payable..........................................   (185,486)
  Current maturities of long-term debt......................    (55,000)
  Other current liabilities.................................    (23,380)
  Long-term debt............................................    (77,133)
  Other liabilities.........................................    (13,242)
Goodwill and other intangibles recognized from the
  Acquisition...............................................    268,387
                                                              ---------
      Total cash purchase price for Core-Mark equity........  $ 300,064
                                                              =========

     The following table sets forth our preliminary calculation of the cash purchase price (dollars in thousands):

  Cash payment for acquisition of Core-Mark stock...........  $295,000
  Professional fees and other...............................     5,064
                                                              --------
      Total cash purchase price for Core-Mark equity........  $300,064
                                                              ========

                PRO FORMA COMBINING INCOME STATEMENT INFORMATION
                        52 WEEKS ENDED DECEMBER 29, 2001
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       PRO FORMA
                                             FLEMING     CORE-MARK    ADJUSTMENTS      PRO FORMA
                                           -----------   ----------   -----------     -----------
Net sales................................  $15,558,102   $3,425,024    $      --      $18,983,126
Costs and expenses (income):
     Cost of sales.......................   14,368,199    3,211,160       76,680(a)    17,656,039
     Selling and administrative..........      960,590      169,691      (71,085)(b)    1,059,196
     Interest expense....................      165,534       12,395       13,194(c)       191,123
     Interest income and other...........      (24,053)          --         (834)(d)      (24,887)
     Impairment/restructuring credit.....      (23,595)          --           --          (23,595)
     Litigation charge...................       48,628           --           --           48,628
                                           -----------   ----------    ---------      -----------
          Total costs and expenses.......   15,495,303    3,393,246       17,955       18,906,504
                                           -----------   ----------    ---------      -----------
Income before taxes......................       62,799       31,778      (17,955)          76,222
Taxes on income(f).......................       36,022       14,268       (8,739)(e)       41,551
                                           -----------   ----------    ---------      -----------
Income before extraordinary charge.......  $    26,777   $   17,510    $  (9,216)     $    35,071
                                           ===========   ==========    =========      ===========
Basic income per share before
  extraordinary charge(f)................  $      0.63                                $      0.68
                                           ===========                                ===========
Diluted income per share before
  extraordinary charge(f)................  $      0.60                                $      0.65
                                           ===========                                ===========
Weighted average shares outstanding:
     Basic...............................       42,588                     9,200(g)        51,788
     Diluted.............................       44,924                     9,200(h)        54,124

                PRO FORMA COMBINING INCOME STATEMENT INFORMATION
                          28 WEEKS ENDED JULY 13, 2002
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                      PRO FORMA
                                            FLEMING     CORE-MARK    ADJUSTMENTS       PRO FORMA
                                           ----------   ----------   -----------      -----------
Net sales................................  $8,616,095   $1,606,183    $     --        $10,222,278
Costs and expenses (income):
     Cost of sales.......................   7,996,663    1,499,846      34,908(a)       9,531,417
     Selling and administrative..........     457,165       80,703     (32,344)(b)        505,524
     Interest expense....................      93,089        5,052       6,758(c)         104,899
     Interest income and other...........     (14,803)          --        (408)(d)        (15,211)
     Impairment/restructuring charge.....      27,361           --          --             27,361
                                           ----------   ----------    --------        -----------
          Total costs and expenses.......   8,559,475    1,585,601       8,914         10,153,990
                                           ----------   ----------    --------        -----------
Income before taxes......................      56,620       20,582      (8,914)            68,288
Taxes on income..........................      21,921        8,850      (4,183)(e)         26,588
                                           ----------   ----------    --------        -----------
Income before extraordinary charge.......  $   34,699   $   11,732    $ (4,731)       $    41,700
                                           ==========   ==========    ========        ===========
Basic income per share before
  extraordinary charge...................  $     0.76                                 $      0.78
                                           ==========                                 ===========
Diluted income per share before
  extraordinary charge...................  $     0.72                                 $      0.74
                                           ==========                                 ===========
Weighted average shares outstanding:
     Basic...............................      45,542                    7,979(g)          53,521
     Diluted.............................      51,998                    7.979(h)          59,977

            NOTES TO UNAUDITED PRO FORMA COMBINING INCOME STATEMENTS
                             (DOLLARS IN THOUSANDS)

     Fleming's Financial Statements for the 52 weeks ended December 29, 2001 reflect the retroactive reclassification to decrease net sales and cost of sales by approximately $70 million with no effect on gross margin due to the adoption of EITF 01-9. Core-Mark early adopted EITF 01-9 in 2001.

     For the purpose of determining the pro forma effect of the transactions on Fleming's Consolidated Income Statements for the 52 weeks ended December 29, 2001 and the 28 weeks ended July 13, 2002, the following pro forma adjustments have been made:

     (a)  The adjustment to cost of sales reflects the following:

                                                                 52 WEEKS      28 WEEKS
                                                                  ENDED         ENDED
                                                                DECEMBER 29,   JULY 13,
                                                                   2001          2002
                                                                  --------     --------
         Reclass Core-Mark distribution and warehouse expense
           from selling and administrative (see note (b)).....    $ 76,680     $ 34,908
                                                                  ========     ========

     (b) The adjustment to selling and administrative reflects the following:

                                                                  52 WEEKS     28 WEEKS
                                                                   ENDED        ENDED
                                                                DECEMBER 29,   JULY 13,
                                                                    2001         2002
                                                                ------------   --------
         Reclass Core-Mark distribution and warehouse expense
           to cost of sales (see note (a))....................    $(76,680)    $(34,908)
         Amortize estimated other intangible assets acquired
           of approximately $56 million as a result of the
           transaction (estimate of 10 years).................       5,595        2,564
                                                                  --------     --------
                                                                  $(71,085)    $(32,344)
                                                                  ========     ========

     (c)  The adjustment for interest expense reflects the following:

                                                                   52 WEEKS     28 WEEKS
                                                                    ENDED        ENDED
                                                                 DECEMBER 29,   JULY 13,
                                                                     2001         2002
                                                                 ------------   --------
         Reclassify Core-Mark interest income from interest
           expense (see note (d))..............................    $    834     $   408
         Eliminate Core-Mark interest to reflect debt repayment
           of $77 million long-term debt and $55 million
           accounts receivable securitization..................     (13,229)     (5,460)
         Reflect Fleming interest expense on $86 million of
           borrowings under concurrent new $975 million credit
           agreement at 5.8%*..................................       4,961       2,290
         Reflect Fleming interest expense on concurrent sale of
           $200 million 9.25% senior notes due 2010............      18,500       8,538
         Debt refinancing amortization.........................       2,128         982
                                                                   --------     -------
                                                                   $ 13,194     $ 6,758
                                                                   ========     =======

* Our credit agreement has a variable interest rate structure. A change in the interest rate by 1/8% would change pro forma interest expense by approximately $108 for the 52 weeks ended December 29, 2001 and approximately $58 for the 28 weeks ended July 13, 2002. The 5.8% interest rate represents the interest rate on our credit agreement on the date of the Acquisition.

                             (DOLLARS IN THOUSANDS)

     (d) The adjustment for interest income and other reflects the following:

                                                                                    28
                                                                    52 WEEKS      WEEKS
                                                                     ENDED        ENDED
                                                                  DECEMBER 29,   JULY 13,
                                                                      2001         2002
                                                                  ------------   --------
         Reclassify Core-Mark interest income from interest
           expense (see note (c))...............................    $   (834)     $(408)
                                                                    ========      =====

     (e)  The adjustment for taxes on income reflects the following:

                                                                  52 WEEKS     28 WEEKS
                                                                   ENDED        ENDED
                                                                DECEMBER 29,   JULY 13,
                                                                    2001         2002
                                                                ------------   --------
         Eliminate Core-Mark taxes on income..................    $(14,268)    $ (8,850)
         Reflect tax provision on Core-Mark results of
           operations net of pro forma adjustments............       5,529        4,667
                                                                  --------     --------
                                                                  $ (8,739)    $ (4,183)
                                                                  ========     ========

     (f) The pro forma combined effective tax rate of 54% for the 52 weeks ended December 29, 2001 includes the impact of an unusual tax gain related to our disposition of non-strategic retail operations. Our effective tax rate would have been approximately 40% absent this item since we do not anticipate another similar tax gain. For the 52 weeks ended December 29, 2001, our effective tax rate of approximately 40% would have represented a pro forma combined tax expense of $30.6 million, net income before extraordinary item of $45.8 million, basic income per share before extraordinary item of $0.89 and diluted income per share before extraordinary item of $0.85.

     (g) The adjustment for basic weighted average shares outstanding reflects the following:

                                                                  52 WEEKS     28 WEEKS
                                                                   ENDED         ENDED
                                                                DECEMBER 29,   JULY 13,
                                                                    2001         2002
                                                                ------------   ---------
         Reflect Fleming common shares issued to partially
           fund the transaction (including the exercise of the
           underwriters' over-allotment option)...............       9,200        7,979
                                                                  ========     ========

     (h) The adjustment for diluted weighted average shares outstanding reflects the following:

                                                                  52 WEEKS     28 WEEKS
                                                                   ENDED         ENDED
                                                                DECEMBER 29,   JULY 13,
                                                                    2001         2002
                                                                ------------   ---------
         Reflect Fleming common shares issued to partially
           fund the transaction (including the exercise of the
           underwriters' over-allotment option)...............       9,200        7,979
                                                                  ========     ========

                                    BUSINESS

INTRODUCTION

     Fleming is an industry leader in the distribution of consumer package goods. We believe that our network of "multi-tier" distribution centers offers retailers of varying size and format a low-cost supply chain alternative to other distribution competitors or to self-distribution. "Multi-tier" distribution means that we employ a number of different distribution methods in our distribution centers depending on the type of product that is being distributed. For example, we employ the high velocity piece-pick method to distribute consumer goods that sell quickly such as tobacco, candy, snacks, fast food and beverages to convenience-oriented retailers, and we employ the low velocity case-pick and piece-pick distribution methods to distribute products that turn least often, such as health and beauty aids, general merchandise and specialty and slow-moving grocery items. Our "multi-tier" distribution centers allow us to optimize the particular volume, value and velocity characteristics of each product that we distribute, thereby increasing our efficiency and lowering our costs.

     On June 18, 2002, we acquired Core-Mark International, Inc. ("Core-Mark"), a distributor of consumer package goods to convenience stores and other retailers in the western United States and western Canada. As a result of our acquisition of Core-Mark (the "Acquisition"), our distribution group now serves approximately 50,000 retail locations across the United States and western Canada, including approximately 3,000 supermarkets, approximately 40,000 convenience stores and approximately 7,000 supercenters, discount stores, limited assortment stores, drug stores, specialty stores and other stores. We believe that the Acquisition will further transform our distribution group into an efficient, nationwide, multi-tier supply chain for consumer package goods to retailers of any size and format.

     On a pro forma basis after giving effect to the Acquisition, our distribution group net sales were $16.6 billion for 2001 and $9.0 billion for the 28 weeks ended July 13, 2002. Our distribution group represented approximately 87% of our pro forma total net sales in 2001 and 88% for the 28 weeks ended July 13, 2002. To supply our customers, we currently have a network of 24 high velocity case-pick and flow-through distribution centers, 26 high velocity piece-pick distribution centers and five low velocity case-pick and piece-pick distribution centers, that have a total of approximately 21 million square feet of warehouse space.

     Our retail group operates 110 price impact supermarkets. Price impact supermarkets offer everyday low prices, typically below the prices of market-leading conventional supermarkets, focus on high-quality perishables and typically cost less to build, maintain and operate than conventional supermarkets. In addition, we operate 17 limited assortment stores under the yes!LESS(R) banner. Limited assortment stores offer a narrow selection of low-price, private label food and other consumable goods and general merchandise at deep-discount prices. Our retail group net sales were $2.4 billion for 2001 and $1.2 billion for the 28 weeks ended July 13, 2002, representing approximately 13% and 12% of our total net sales for each respective period, on a pro forma basis after giving effect to the Acquisition. Of those amounts, approximately $2.0 billion and $1.2 billion were attributable to continuing retail formats for each respective period.

     We recently announced our decision to divest our 110 price impact retail stores. For more information, see "Business -- Our Retail Group -- Price Impact Supermarkets" on page 44.

COMPETITIVE STRENGTHS

     Interconnected Network of Multi-Tier, High-Volume, Low-Cost Distribution
Centers: Our network of multi-tier distribution centers optimizes the particular volume, value and velocity characteristics of each product that we distribute. We employ case-pick (in which products are selected in case quantities and aggregated and distributed on pallets), piece-pick (in which products are selected in single-unit quantities and distributed in totes) and flow-through (in which products are distributed in full pallet quantities) distribution methods. Our multi-tier process further segregates products into high velocity items (which are characterized by fast inventory turns, such as tobacco products, candy and paper products) and low velocity items (which are characterized by slower inventory turns, such as health and beauty products, general merchandise and specialty items). Consequently, we are able to serve consumer package goods retailers of any size and format. We also believe that our distribution center volumes are among the highest in the consumer package goods distribution industry. With high volume comes the opportunity to operate more efficiently by reducing costs through economies of scale, which enables us to provide our customers with lower-cost merchandise and services.

     National Distribution Capabilities: We believe we are the only distributor of consumer package goods capable of meeting the growing need for a national supply chain that can serve all retail formats anywhere in the United States. In addition, we believe we are one of only two suppliers capable of distributing consumer package goods to convenience stores and related convenience-oriented retailers across the United States and western Canada.

     Efficient Centralized Purchasing: We currently make category management decisions and negotiate with vendors for approximately 84% of our merchandise procurement from one location, our customer support center near Dallas, Texas. We believe our customer support center is one of the largest volume-buying locations of consumable goods in the United States. Centralized purchasing benefits us and ultimately, our customers, in several ways. It allows us to lower our cost of goods through aggregated purchasing power, and it lowers our administrative costs by eliminating the redundancy involved in purchasing through multiple locations. It also makes it less expensive for our vendors to serve us, which we believe in turn reduces our cost of goods. We believe that our centralized purchasing capabilities are valuable to national retailers, as well as the smaller independent retailers that make up our traditional customer base.

     Diverse Distribution Customer Base: We distribute to approximately 50,000 retail store locations that operate in a wide variety of formats across the United States and western Canada. On a pro forma basis after giving effect to the Acquisition, other than Kmart, which accounted for 17% of our net sales in 2001, no customer accounted for more than approximately 2% of our fiscal 2001 net sales.

     Experienced Management Team: Our management team is led by Mark Hansen, Chairman and Chief Executive Officer, who has been with Fleming since 1998. Since Mr. Hansen joined us, we have further strengthened our management team through the addition of a number of experienced officers across key functional areas of our organization including information technology, logistics, merchandising and supply chain management, retail store operations, finance and human resources. These executives bring substantial experience from leading food wholesale, supermarket, supercenter and general merchandise retailers.

BUSINESS STRATEGY

     Our business strategy is to use our competitive strengths to achieve sales and earnings growth in both our distribution group and retail group. As principal elements of our strategy, we intend to:

     Further Grow Sales to New Channel Retailers: We believe that our network of multi-tier distribution centers strategically positions us to grow our sales to new channel retailers. In recent years, consumers have been shifting their purchases of food and other consumable goods away from conventional full-service grocery stores toward these other retail channels. For this reason, we have moved beyond our historic focus on conventional full-service grocery stores and have successfully targeted convenience stores and other convenience-related retailers, supercenters, discount stores, price impact stores, dollar stores, ethnic food stores, limited-assortment stores, drug stores, military exchanges and other specialty retailers, as evidenced by our supply arrangement with Target, which will be expanded in October 2002. We do not anticipate that sales to Target will represent more than 2% of our net sales for 2002.

     Grow Sales to Traditional Format Customers: Despite being the largest distributor in the wholesale grocery industry, we currently account for a small percentage of sales in this traditional core market, representing substantial room for additional growth. Many of our potential customers are currently served by local or regional wholesalers that cannot offer the efficiencies produced by our nationwide network of multi-tier distribution centers and our centralized purchasing. Our repositioned distribution group has already enabled us to increase sales to existing and new customers in this sector, and we expect to be able to continue this trend.

     Grow Sales to Self-Distributing Chain Supermarkets: In addition to enabling us to grow our sales of consumer package goods and other merchandise to new channel retailers and our traditional format customers, we believe that we can employ our network of multi-tier distribution centers to expand our distribution capabilities to serve large, national chain supermarkets that currently self-distribute. For example, during the next five years we will supply 39 Albertson's stores in Oklahoma and Nebraska. We do not anticipate that sales to Albertson's will represent more than 2% of our net sales for 2002. We believe that our national presence, our multi-tier distribution platform and our centralized purchasing capabilities will provide national chain supermarkets with a compelling alternative to self-distribution. We are seeking additional opportunities to establish similar relationships with other major supermarket chains.

     Continue to Improve Working Capital Management and Reduce Costs: We intend to improve our working capital management primarily by further developing our centralized procurement operations, taking advantage of the efficiencies created by our multi-tier distribution network, and by continuing to develop and implement our "F-1" supply chain technologies to better integrate our distribution centers and our central procurement operations.

OUR DISTRIBUTION GROUP

     Our distribution group sells food and non-food products to supermarkets, convenience stores, supercenters, discount stores, limited assortment stores, drug stores, specialty stores and other stores across the United States. On a pro forma basis after giving effect to the Acquisition, our distribution group net sales were $16.6 billion for fiscal 2001 and $9.0 billion for the 28 weeks ended July 13, 2002, excluding sales to our own retail stores. Sales to our own retail stores totaled $1.2 billion during fiscal 2001 and $671 million for the 28 weeks ended July 13, 2002.

     As a result of the Acquisition, we have a nationwide network of multi-tier distribution centers that employ piece-pick, case-pick and flow-through distribution methods. We believe that our network of multi-tier distribution centers offers retailers of varying size and format a low-cost alternative to other distribution competitors or to self-distribution, partly because our network allows us to address the particular volume, value and velocity characteristics of each product that we distribute. In particular, we believe there is an increasing demand for a national network of distribution facilities that can uniformly meet the piece-pick needs of large-scale retail chains.

     The following map displays the location of our distribution centers.

                         [MAP OF DISTRIBUTION CENTERS]

     We employ the high velocity case-pick method to distribute items that sell quickly, such as grocery items. This method allows us to select products in case quantities and then aggregate and distribute them on pallets. We use flow-through distribution methods to distribute items that move rapidly through the distribution center, such as bulk paper, water and promotional grocery items, in full pallet quantities. We have 24 high velocity case-pick and flow-through distribution centers. We use the high velocity piece-pick method to distribute consumer goods that sell quickly such as tobacco, candy, snacks, fast food and beverages to convenience-oriented retailers. This method selects products in single-unit quantities and distributes them in totes. We have 26 high velocity piece-pick distribution centers. We use low velocity case-pick and piece-pick distribution methods to distribute products that turn the least often, such as health and beauty aids, general merchandise and specialty and slow-moving grocery items. We have five low velocity case-pick and piece-pick distribution centers.

     Cross-docking of product between facilities allows us to maximize the efficiency of our truck fleet, reduce costly truck miles and, consequently, lower our costs.

     Customers Served. Our distribution group serves a wide variety of retail operations located in all 50 states, western Canada and the Caribbean including supermarkets, convenience stores, supercenters, discount stores, limited assortment stores, drug stores, specialty stores and other stores.

     On a pro forma basis after giving effect to the Acquisition, our top ten customers accounted for approximately 26% of our total net sales during 2001 and approximately 25% of our total net sales for the 28 weeks ended July 13, 2002. On a pro forma basis after giving effect to the Acquisition, Kmart Corporation, our largest customer, represented approximately 17% of our total net sales in 2001 and 18% of our total net sales for the 28 weeks ended July 13, 2002. On a pro forma basis after giving effect to the Acquisition, no other single customer represented more than approximately 2% of our net sales for fiscal 2001 or the 28 weeks ended July 13, 2002.

     Pricing. Our distribution segment uses market research and cost analyses as a basis for pricing its products and services. We have three basic marketing programs for our distribution business: FlexMate,

FlexPro and FlexStar. Most of our distribution divisions offer and many of their customers utilize the FlexMate plan.

     The FlexMate marketing program prices product to customers at a quoted sell price, a selling price established by us that might include a mark-up. Under the FlexPro and FlexStar programs, grocery, frozen and dairy products are priced at their net acquisition value, which is generally comparable to the net cash price paid by the distribution segment. Customers pay fees for specific activities related to the selection and distribution of products. Certain vendor allowances and service income are passed through to the customer under the FlexPro and FlexStar programs, but service charges are different between the two programs.

     Private Label. Fleming's private label brands are Fleming-owned brands that we offer exclusively to our customers. Our predominant brand is BestYet, and we also offer a growing number of products under Exceptional Value, our opening price-point brand. We recently introduced BestYet meat and a re-formatted BestYet health and beauty care line. Private label lines are designed to offer quality products that are equal or superior in quality to comparable nationally advertised brands and value brand products at more competitive prices. We believe our private label brands generate higher margins for us and for our customers than nationally advertised brands and other value brand products because we are able to acquire them at lower costs. Approximately 10% of the private label volume that we distribute is distributed to our own stores.

     We offer two controlled labels, IGA and Piggly Wiggly brands, which are national quality brands. Controlled labels are brands to which we have exclusive distribution rights to a particular customer or in a specific region and are offered only in stores operating under specific banners, which we may or may not control.

     Procurement. We currently make category management decisions and negotiate with vendors for approximately 84% of our merchandise procurement from one location, our customer support center near Dallas, Texas. This makes more efficient use of our procurement staff, improves buying efficiency and reduces the cost of goods. We believe our customer support center is one of the largest buying locations of consumable goods in the United States. We believe that our centralized purchasing capabilities and the volume discount pricing we have achieved are valuable to our customers. We make a small percentage of our procurement decisions at the distribution center level where local market needs and trends can best be addressed, such as decisions regarding ethnic products, and where transportation costs may be minimized.

     Facilities and Transportation. Our distribution group operates a network of 24 high-velocity case-pick and flow-through distribution centers, 26 high-velocity piece-pick distribution centers and five low-velocity case-pick and piece-pick distribution centers that are responsible for the distribution of national brands and private label Fleming brands, including groceries, meat, dairy and delicatessen products, frozen foods, produce, bakery goods and a variety of related food and non-food items. All facilities are equipped with modern material handling equipment for receiving, storing and shipping large quantities of merchandise. Our distribution centers comprise approximately 21 million square feet of warehouse space. Additionally, the distribution group rents, on a short-term basis, approximately 904,000 square feet of off-site temporary storage space.

     Transportation arrangements and operations vary by distribution center and may vary by customer. Some customers prefer to handle product delivery themselves, others prefer us to deliver products, and still others ask us to coordinate delivery with a third party. Accordingly, many of our distribution centers maintain a truck fleet to deliver products to customers, and several of our distribution centers also engage dedicated contract carriers to deliver products. We increase the utilization of our truck fleet by back-hauling products from suppliers and others, thereby reducing the number of empty miles traveled. To further increase our fleet utilization, we have made our truck fleet available to other firms on a for-hire carriage basis.

     Capital Invested in Customers. As part of our services to retailers, we provide capital to certain customers by extending credit for inventory purchases, by becoming primarily or secondarily liable for store leases, by leasing equipment to retailers and by making secured loans to customers. At July 13, 2002, we were the primary lessee of approximately 600 retail store locations subleased to and operated by customers. In making credit and investment decisions, we consider many factors, including estimated return on capital, assumed risks and benefits (including our ability to secure long-term supply contracts with these customers).

     At July 13, 2002, we had net loans outstanding to customers totaling approximately $115 million. We had no loans to Kmart. We also have investments in customers through direct financing leases of real property and equipment, lease guarantees, operating leases or credit extensions for inventory purchases. On a pro forma basis after giving effect to the Acquisition, our credit loss expense from receivables as well as from investments in customers was $40 million in 2001 (including a $17 million charge relating to the Kmart bankruptcy) and approximately $4 million for the 28 weeks ended July 13, 2002.

     Cost-Reduction Initiatives. To strengthen our position as a low-cost supplier to our retail customers and increase our profitability, we instituted a "culture of thrift" among our employees and developed initiatives to reduce our expenses. This program focuses on five areas: merchandising and procurement, logistics and distribution, shared services and finance, retail operations and customer relations. In the merchandising and procurement functions, we have lowered cost of goods and administrative costs by centralizing most of our procurement functions, which were conducted in individual distribution centers, into one national procurement center near Dallas, which we believe is one of the largest buyer locations of consumable goods in the United States. The logistics and distribution functions have removed costs associated with back-haul, in-bound transportation and other logistics functions. In addition, we established a new shared services center in Oklahoma City where we have centralized the management of our accounting, human resources, information technology and other support services. We have also achieved progress in the rollout of our "F1" supply chain technologies that we are currently developing and implementing to better integrate our distribution centers and our central procurement operations. These new technologies will include transportation, warehouse management and procurement software applications. The transportation management software and processes will provide us with the ability to track all freight movement, whether it is inbound, outbound or inter-facility, resulting in more efficient and effective routing and fleet management. In the first quarter of 2002, we installed transportation management software in our Geneva, Northeast, Warsaw, Memphis, Garland, Kansas City, Lincoln and Massillon divisions. Retail operations have taken steps to reduce labor costs and reduce store operating costs, and certain administrative functions have also been centralized for retail operations. Finally, customer relations has established a single point of contact for each customer to eliminate many paper-based processes and improve customer communications. We continually look for initiatives to reduce costs and although we are unable to quantify the exact amount we have saved as a result of these initiatives, we believe the above initiatives we have implemented over the course of the past two to three years have helped reduce our operating expenses as a percentage of sales.

     Strategic Acquisitions. Since the beginning of 2001, we have acquired several businesses. In June 2002, we acquired Core-Mark International, Inc., a distributor of consumer package goods to nearly 30,000 convenience stores and other retailers in the western United States and western Canada from its network of 19 distribution centers. In April 2002, we acquired Head Distributing Company, a wholesale distributor that operates two piece-pick distribution centers and serves approximately 3,000 retail locations in six southeastern states. In September 2001, we purchased certain assets and inventory of Miller & Hartman South, LLC, a wholesale distributor serving over 1,800 convenience stores in Kentucky and surrounding states. In April 2001, we acquired Minter-Weisman Co., a wholesale distribution company serving over 800 convenience stores in Minnesota, Wisconsin and surrounding states.

OUR RETAIL GROUP

     At July 13, 2002, our retail group operated 110 price impact supermarkets primarily under the Food 4 Less and Rainbow Foods banners. In addition, at July 13, 2002, we operated 17 limited assortment stores under the yes!LESS(R) banner, 11 of which we opened in 2001.

     As part of our strategic plan, we sold or closed 238 of our conventional format supermarkets in order to focus resources on growing our price impact stores and improving financial results. The following chart illustrates the number of supermarkets and limited assortment stores we operated as of the dates indicated:

                                         DECEMBER 25,   DECEMBER 30,   DECEMBER 29,   JULY 13,
                                             1999           2000           2001         2002
                                         ------------   ------------   ------------   --------
CONTINUING STORES
Price Impact...........................       71             74             99          110
Limited Assortment.....................       --              6             17           17
                                             ---            ---            ---          ---
  Subtotal.............................       71             80            116          127
NON-STRATEGIC STORES...................      171            107             --           --
                                             ---            ---            ---          ---
  TOTAL................................      242            187            116          127
                                             ===            ===            ===          ===

     Price Impact Supermarkets. At July 13, 2002, our retail group operated 110 price impact supermarkets, of which 42 are located in Minnesota, 26 in Northern California, 13 in Wisconsin, seven in the Salt Lake City, Utah area, 14 in Texas, seven in the Phoenix, Arizona area, and one in Las Cruces, New Mexico. These stores average approximately 45,000 square feet and offer deep-discount, everyday low prices below those offered by conventional supermarkets and carry prices for grocery products that are also generally lower than supercenters.

     We believe price-sensitive consumers are underserved on a nationwide basis. Our price impact supermarkets serve price-sensitive middle-income consumers who often have larger-than-average families. These stores have a wider trade area than conventional supermarkets yet are generally more convenient to shop than supercenters. Our price impact supermarkets offer name-brand food and consumable goods at significantly lower prices than conventional format retail store operators because of the many low-cost features of our stores. These features include: offering a reduced number of product selections, focusing on popular, name-brand products and product categories, employing flow-through distribution methods which reduce product storage and handling expense and minimizing store operating costs.

     These stores do not cost as much as conventional stores to construct and maintain, as price impact stores typically feature cement floors, cinder block walls, exposed ceiling and walk-in freezers and coolers which combine the typically separate storage and display areas. In addition, price impact stores produce lower operating expenses, primarily as a result of less labor content due to pallet or case-loading display racks, fewer product categories offered due to focusing on the more popular items, self bagging, and elimination of staffed service departments. We spend less on advertising and marketing for these stores compared to conventional format stores.

     After the completion of the Acquisition, we began an evaluation of strategic alternatives related to our price-impact retail stores. After completing this strategic evaluation, we announced on September 24, 2002 our decision to divest all 110 of our price impact supermarkets, which we operate under the Food 4 Less and Rainbow Foods banners.

     We have contacted and have begun negotiations with potential buyers for these stores, including with self-distributing chains and regional and independent supermarket operators. We believe that the actual disposition of these retail assets will occur through a series of sales to multiple buyers, beginning in the fourth quarter of 2002 and completed in 2003.

     The 110 price impact stores to be divested will be accounted for as assets held for sale and will be presented as discontinued operations in accordance with SFAS 144. Revenues from these price impact stores were $1.9 billion in 2001 and $1.2 billion for the 28 weeks ended July 13, 2002. We expect to apply the proceeds from the sale of these stores to reduce outstanding debt under our credit facility.

     Limited Assortment Stores. In 2000, we began to develop our limited assortment retail concept operating under the yes!LESS(R) trade name, operating stores averaging 12,000 to 15,000 square feet of selling space. Our yes!LESS(R) concept is designed to appeal to a needs-based consumer, primarily with low price private label food and other consumables and an attractive selection of general merchandise products at opening price points. With 11 stores opened in 2001, as of July 13, 2002, there were 17 yes!LESS(R) retail stores open, 16 in Texas and one in Louisiana.

PRODUCTS

     We supply a full line of national brands and Fleming brands, including groceries, meat, dairy and delicatessen products, frozen foods, produce, bakery goods and a variety of general merchandise, health and beauty care and other related items. During 2001, the total number of SKUs carried in our distribution centers was approximately 42,000. During 2001, our product mix as a percentage of sales was approximately 61% groceries, 33% perishables and 6% general merchandise.

     Our subsidiary Core-Mark distributes a full line of national brands and Core-Mark brands, including cigarettes and other tobacco products, food products such as candy, fast food, snacks, groceries, non-alcoholic beverages, and non-food products such as film, batteries and other sundries and health and beauty care products, a total of approximately 31,000 SKUs. During 2001, cigarette net sales constituted approximately 72% of Core-Mark's total net sales. Core-Mark sells private label cigarettes that are manufactured by a third party, but neither Fleming nor Core-Mark manufactures tobacco products.

SUPPLIERS

     We purchase our products from numerous vendors and growers. As a large customer with centralized procurement, we are able to secure favorable terms and volume discounts on many of our purchases, leading to lower unit costs. We purchase products from a diverse group of suppliers and believe we have adequate sources of supply for substantially all of our products.

COMPETITION

     Our distribution group operates in a competitive market. Our primary competitors are national chains that self-distribute and national, regional and local food and consumer package goods distributors. Our primary competitors in this regard are Supervalu, Inc., C&S Wholesale Grocers, Inc., Wakefern Food Corporation and Nash Finch Company. The convenience retail distribution business is comprised of one other national distributor in the United States (McLane, a subsidiary of Wal-Mart) and a number of large, multi-regional and smaller local distributors, including EBY-Brown Co. and H.T. Hackney Co. The principal factors on which we compete include price, quality and assortment of product lines, schedules and reliability of delivery and the range and quality of customer services.

     The primary competitors of our retail group supermarkets are national, regional and local grocery chains, as well as supercenters, independent supermarkets, convenience stores, drug stores, restaurants and fast food outlets. Principal competitive factors include price, quality and assortment, store location and format, sales promotions, advertising, availability of parking, hours of operation and store appeal.

INTELLECTUAL PROPERTY

     We or our subsidiaries use many trade names registered either by us or by third parties from whom we license the rights to use such trade names at either the federal or state level or a combination of both, such as Piggly Wiggly, PWPETRO, Piggly Wiggly xpress, Super 1 Foods, Festival Foods, Jubilee Foods, Jamboree Foods, MEGAMARKET, Shop 'N Kart, ABCO Desert Market, American Family, Big Star, Big T, Big Bear, Big Dollar, Buy for Less, County Pride Markets, Rainbow Foods, Red Fox, Sentry, Shop N Bag, Super Duper, Super Foods, Super Thrift, Thriftway, Value King and yes!LESS.

     We license the Food 4 Less service mark and trade name from Ralphs Grocery Company, a subsidiary of Kroger Co., and have the exclusive right to use and sublicense the name in certain areas of California. We also have the exclusive license to use and sublicense the name in all other states, excluding certain areas of Southern California and certain areas in various other states previously licensed to others by Ralphs or its predecessors. Additionally, should the rights to such a previously licensed area terminate, we would automatically obtain the exclusive license for that area. The Food 4 Less license agreement generally provides for protected trade area status for five years after the date that we, our franchisees or Ralphs commit to entering a new market area under the Food 4 Less banner. However, we are not prohibited by the licensing agreement from opening stores under a different trade name in any of these areas.

EMPLOYEES

     At August 16, 2002, we had approximately 25,450 full-time and part-time employees, with 12,750 employed by the distribution group, 10,500 by the retail group and 2,200 employed in shared services, customer support and other functions.

     Approximately 38% of our employees are covered by collective bargaining agreements with the International Brotherhood of Teamsters; Chauffeurs, Warehousemen and Helpers of America; the United Food and Commercial Workers; the International Longshoremen's and Warehousemen's Union; the Retail, Wholesale and Department Store Union; and the International Union of Operating Engineers. Most of these agreements expire at various times throughout the next five years. We consider our employee relations in general to be satisfactory.

     At December 31, 2001, our subsidiary Core-Mark had 2,916 employees. Core-Mark is a party to local collective bargaining agreements with the International Brotherhood of Teamsters, United Food Commercial Workers and the Industrial Wood and Allied Workers of Canada.

PROPERTIES

     The following chart displays our distribution group facilities. Except as otherwise indicated in the table below, we lease all of our properties.

                                        APPROXIMATE
LOCATION                                SQUARE FEET
--------                                -----------
                                       (IN THOUSANDS)
HIGH VELOCITY CASE-PICK (24 FACILITIES):
  Ewa Beach, HI.......................        361
  Ft. Wayne, IN.......................      1,043
  Fresno, CA**........................        828
  Garland, TX*........................      1,175
  Geneva, AL..........................        575
  Kansas City, KS.....................        937
  La Crosse, WI*......................        907
  Lafayette, LA*......................        443
  Lincoln, NE.........................        516
  Lubbock, TX**.......................        762
  Massillon, OH.......................        874
  Memphis, TN.........................      1,071
  Miami, FL...........................        764
  Milwaukee, WI*......................        600
  Minneapolis, MN*....................        480
  Nashville, TN.......................        941
  North East, MD**....................        591
  Phoenix, AZ.........................      1,033
  Sacramento, CA......................        787
  Salt Lake City, UT..................        555
  South Brunswick, NJ.................        526
  Superior, WI*.......................        371
  Tulsa, OK...........................        748
  Warsaw, NC**........................        672
                                           ------
         Total........................     17,560
LOW VELOCITY CASE-PICK AND PIECE-PICK (5 FACILITIES):
  King of Prussia, PA.................        377
  La Crosse, WI*......................        163
  Memphis, TN**.......................        495
  Sacramento, CA......................        439
  Topeka, KS..........................        223
                                           ------
         Total........................      1,697

                                        APPROXIMATE
LOCATION                                SQUARE FEET
--------                                -----------
                                       (IN THOUSANDS)
HIGH VELOCITY PIECE-PICK (26 FACILITIES):
  Adel, GA............................         79
  Albuquerque, NM.....................         96
  Altoona, PA*........................        172
  Denver, CO..........................         91
  Bakersfield, CA.....................         70
  Corona, CA..........................        201
  Corona, CA (AMI Consolidation
    Facility).........................         57
  Ft. Worth, TX.......................        113
  Grants Pass, OR.....................         43
  Hayward, CA.........................        130
  Las Vegas, NV.......................        100
  Leitchfield, KY**...................        169
  Los Angeles, CA.....................        194
  Marshfield, WI*.....................        157
  Plymouth, MN........................        239
  Portland, OR........................        112
  Romeoville, IL......................        125
  Sacramento, CA......................        187
  Sacramento, CA (Arctic Cascade
    Consolidation Facility)...........         22
  Salt Lake City, UT..................        109
  Smyrna, GA..........................        125
  Spokane, WA.........................         78
  Calgary, Alberta....................         76
  Vancouver, BC.......................         70
  Victoria, BC........................         48
  Winnipeg, Manitoba..................         55
                                           ------
         Total........................      2,918
TEMPORARY STORAGE FACILITIES:
Typically rented on a short-term
  basis...............................      1,016
                                           ------
         Total Distribution Square
           Footage....................     23,191
                                           ======

---------------

  * Owned

 ** Owned and leased

     In addition, we have closed seven other facilities in various states, which we are actively marketing.

     As of July 13, 2002, our retail group operated 127 supermarkets in a variety of formats in Arizona, California, Minnesota, New Mexico, Louisiana, Texas, Utah and Wisconsin. Our continuing chains included 110 price impact supermarkets and 17 limited assortment stores. For more information, see the subsection "Our Retail Group."

     Our shared service center office is located in Oklahoma City, Oklahoma. The shared service center occupies leased office space totaling approximately 229,000 square feet. Our customer support center near Dallas, Texas occupies leased office space totaling approximately 153,000 square feet.

     We own and lease other significant assets, such as inventories, fixtures and equipment and capital leases.

     Our subsidiary Core-Mark does not own any real property. Core-Mark's principal executive offices are located in South San Francisco, California, and consist of approximately 22,000 square feet of leased office space. In addition, Core-Mark leases approximately 13,000 square feet in Vancouver, British Columbia for its tax and information technology departments and eight small offices for use by sales personnel in certain parts of the United States and Canada. Core-Mark also leases its 19 primary distribution facilities, 15 of which are located in the western United States and four in western Canada, which are shown in the table above. Each distribution facility is equipped with modern equipment (including freezers and coolers at 18 facilities) for receiving, stocking, order selection and shipping a large volume of customer orders.

     Our aggregate rental expense for fiscal 2001 was $76 million, which included our distribution facilities, shared services center, customer support center and Fleming-operated retail stores. The aggregate rent paid in connection with Core-Mark's distribution facilities, regional sales offices and corporate and administrative offices was approximately $8 million in fiscal 2001.

LEGAL PROCEEDINGS

     We are a party to or threatened with various litigation and contingent loss situations arising in the ordinary course of our business including disputes with customers and vendors, owners or creditors of financially troubled or failed customers, suppliers, landlords and lessees, employees, insurance carriers and tax authorities. In this regard, we are currently in binding arbitration with one of our former convenience store customers, Clark Retail Enterprises, Inc., regarding the required mix of annual minimum purchases under a supply agreement and related product service charges. We believe that Clark failed to purchase the required mix of products as it said it would, making the supply agreement subject to rescission and making Clark liable to us for damages. Clark contends that we breached the supply agreement in several respects, making us liable to Clark for damages. Clark has not yet specified in the arbitration the amount of damages it is seeking from us. An unfavorable outcome for us in this arbitration could impact our financial results, but we do not expect that such an impact would be material.

     Since August 29, 2002, several securities lawsuits have been filed against us and certain of our officers in the United States District Court for the Eastern District of Texas seeking court certification as a class action. To date, these complaints collectively raise various categories of claims: (a) we allegedly issued false and misleading positive statements, including statements about our price impact retail supermarkets; (b) we allegedly issued financial results which improperly included certain income from vendor deductions; and (c) other alleged accounting irregularities.

     Manufacturers and distributors of cigarettes and other tobacco products are currently facing a number of significant issues that affect the business environment in which they operate including: proposed additional governmental regulation; actual and proposed excise tax increases; increased litigation involving health and other effects of cigarette smoking and other uses of tobacco; and litigation by the U.S. Department of Justice to recover federal Medicare costs allegedly connected to smoking.

     Legislation has been introduced in Congress that would grant the FDA authority to regulate tobacco products. Although no such legislation passed during the year 2001, the prospects for similar legislation in the future are uncertain. If such legislation is passed, we cannot assure you that the FDA would not promulgate regulations that would result in a material reduction in the consumption of tobacco products in the United States.

     In November 1998, 46 states, five territories and the District of Columbia entered into a settlement of approximately $250 billion with four major tobacco companies to resolve litigation over smoking-related costs incurred by state Medicaid programs.

     Included in the terms of the settlement are conditions that tobacco companies participating in the settlement may not: target youth in the advertising, promotion or marketing of tobacco products (including the use of cartoons in such promotion); use tobacco brand names to sponsor concerts, athletic events or other events in which a significant percentage of the audience is under 18 years of age; advertise products in conspicuous places outdoors (such as billboards) or on transit vehicles; merchandise a tobacco brand name through the marketing, distribution or sale of apparel or other merchandise; provide free samples of tobacco products in any area except an adults-only facility; distribute or sell cigarettes in pack sizes of less than 20; or lobby state legislatures on certain anti-tobacco initiatives (such as limitations on youth access to vending machines).

GOVERNMENTAL REGULATION

     Our facilities and operations are subject to various laws and regulations and, from time to time, judicial and administrative orders. The material laws and regulations with which we comply include:

     - the Occupational Safety and Health Act of 1970, regarding employee working conditions;

     - the Perishable Agricultural Commodities Act, 1930, regarding our purchase and resale of fruits and vegetables;

     - the National Labor Relations Act, regarding our relationship with our employees who are represented by unions;

     - the Federal Food, Drug, and Cosmetic Act, regarding receipt, storage and distribution of applicable commodities;

     - the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, regarding our ownership or operation of properties at which hazardous substances have been stored or disposed; and

     - the Solid Waste Disposal Act, regarding petroleum products that we utilize from storage tanks.

     We employ a number of associates who are responsible for staying informed about changes in laws and to review, from time to time, our compliance with these laws. Our costs to comply with these laws are not material, individually or in the aggregate.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors are as follows:

NAME                                    AGE              PRESENT POSITION
----                                    ---              ----------------
EXECUTIVE OFFICERS:
Mark S. Hansen........................  47    Chairman and Chief Executive Officer
Robert A. Allen.......................  53    Executive Vice President and
                                              President, Convenience Distribution
J.R. Campbell.........................  58    Executive Vice President,
                                              Merchandising and Supply and President
                                              of Retail Operations
E. Stephen Davis......................  61    Executive Vice President and
                                              President, Wholesale
Ronald B. Griffin.....................  48    Executive Vice President and Chief
                                              Information Officer
Scott M. Northcutt....................  40    Executive Vice President, Human
                                              Resources
Neal J. Rider.........................  40    Executive Vice President and Chief
                                              Financial Officer
Michael J. Carey......................  55    Senior Vice President, Western
                                              Operations
Keith D. Durham.......................  44    Senior Vice President, Fleming Retail
                                              Group
Charles L. Hall.......................  52    Senior Vice President, Real Estate and
                                              Store Development
Carlos M. Hernandez...................  48    Senior Vice President, General Counsel
                                              and Secretary
Matthew H. Hildreth...................  37    Senior Vice President, Finance and
                                              Treasurer
Timothy R. LaBeau.....................  47    Senior Vice President, Operations
William E. May, Jr. ..................  54    Senior Vice President, Operations
William A. Merrigan...................  57    Senior Vice President, Logistics
Philip B. Murphy......................  54    Senior Vice President, Procurement
Mark D. Shapiro.......................  42    Senior Vice President, Finance and
                                              Operations Control
DIRECTORS:
Mark S. Hansen........................  47    Chairman and Chief Executive Officer
Herbert M. Baum.......................  65    Director
Kenneth M. Duberstein.................  58    Director
Archie R. Dykes.......................  71    Director
Carol B. Hallett......................  64    Director
Robert S. Hamada......................  65    Director
Alice M. Peterson.....................  49    Director

  EXECUTIVE OFFICERS

     Mark S. Hansen joined us as Chairman and Chief Executive Officer in November 1998. Prior to joining us, Mr. Hansen served as President and Chief Executive Officer of SAM's Club, the nation's leading members-only shopping warehouse and a division of Wal-Mart Stores, Inc., from 1997 through 1998. Prior to joining Wal-Mart, Mr. Hansen served in multiple capacities at PETsMART, Inc., a national pet supply retailer, including as President and Chief Executive Officer from 1989 to 1997. Prior to 1989, Mr. Hansen served in various management capacities in the supermarket industry. He serves as an executive advisory board member of Swander Pace Capital and is a director of Applebee's Restaurants and Amazon.com.

     Robert A. Allen joined us as Executive Vice President and President, Convenience Distribution upon consummation of the Acquisition in June 2002. Prior to the Acquisition, Mr. Allen had been Chief Executive Officer of Core-Mark since January 1998 and President of Core-Mark since January 1996. Mr. Allen served as Chief Operating Officer of Core-Mark from January 1996 to December 1997. Prior to 1996, he served as Senior Vice President, Distribution of Core-Mark from 1992 through 1995. Mr. Allen was a director of Core-Mark from 1994 to June 2002.

     J.R. Campbell joined us as our Executive Vice President, Merchandising and Supply and President of Retail Operations in January 2002. Prior to joining us, Mr. Campbell served for over 20 years in various capacities at Wal-Mart Stores, Inc., a national discount retailer, including President, Global Sourcing Division from 2000 until joining us, Senior Vice President of Merchandising for SAM's Club from 1998 to 2000 and, prior to that, Senior Vice President and General Merchandise Manager. Presently, Mr. Campbell is on medical leave.

     E. Stephen Davis joined us in 1960 and has served as our Executive Vice President and President, Wholesale since February 2000. Prior to that, Mr. Davis has served us in various positions, including Executive Vice President, Food Distribution from 1998 to February 2000, Executive Vice President, Operations from 1997 to 1998, Executive Vice President, Food Operations from 1996 to 1997 and Executive Vice President, Distribution from 1995 to 1996.

     Ronald B. Griffin joined us as Executive Vice President and Chief Information Officer in January 2002. Prior to joining us, Mr. Griffin served for over 10 years in various capacities at The Home Depot, Inc., a home improvement retailer, including Senior Vice President and Chief Information Officer since 1996.

     Scott M. Northcutt joined us as Senior Vice President, Human Resources in January 1999 and he became Executive Vice President, Human Resources in February 2000. From 1997 until joining us, Mr. Northcutt was Vice President -- People Group at SAM's Club, the nation's leading members-only shopping warehouse and a division of Wal-Mart Stores, Inc. From 1988 to 1995, he served as Vice
President -- Human Resources and from 1995 to 1996, he served as Vice
President -- Store Operations at Dollar General Corporation, a retailer of consumable basics.

     Neal J. Rider joined us as Executive Vice President and Chief Financial Officer in January 2000. From June 1999 until joining us, Mr. Rider was Executive Vice President and Chief Financial Officer at Regal Cinemas, Inc., a motion picture exhibitor operator. From 1980 to June 1999, Mr. Rider served in multiple capacities at American Stores Company, a grocery and drug retailer purchased by Albertson's, including Treasurer and Controller responsibilities from 1994 to 1997 before becoming Chief Financial Officer in 1998.

     Michael J. Carey joined us in 1983 and has served as our Senior Vice President, Western Operations since June 2000. Prior to that, Mr. Carey served as our Operating Group President from 1998 to June 2000, our President, LaCrosse Division from 1996 to 1998, and our Director of IGA Marketing from 1994 to 1996.

     Keith D. Durham joined us as Senior Vice President, Fleming Retail Group in July 2002. From 1993 until joining us, Mr. Durham served as Vice President of Operations at Costco Wholesale, a retailer operating an international chain of membership warehouses.

     Charles L. Hall joined us as Senior Vice President, Real Estate and Store Development in June 1999. From 1998 until joining us, he was Senior Vice President -- Real Estate and Store Development at Eagle Hardware and Garden, Inc., an operator of large-scale home improvement stores. From 1992 to 1998, he served as Vice President of Real Estate Development at PETsMART, Inc., a national pet supply retailer.

     Carlos M. Hernandez joined us in March 2000 as Associate General Counsel and Assistant Secretary and has served as our Senior Vice President, General Counsel and Secretary since February 2001. Prior to joining us, Mr. Hernandez was employed as an attorney at Armco Inc., a steel producer, from 1981 to 1999, and then as an attorney at AK Steel Holding Corporation, a producer of flat-rolled carbon and steel products, from October to December 1999.

     Matthew H. Hildreth joined us as Senior Vice President, Finance and Treasurer in May 2001. Prior to joining us, Mr. Hildreth served in various positions at JPMorgan, an investment banking company, since 1989, including most recently as Vice President and Sector Head of North American Trucking for JPMorgan's Transportation and Logistics Group since April 2000 and Vice President from 1997 until April 2000.

     Timothy R. LaBeau joined us in January 2002 as Senior Vice President of Operations. Prior to joining us, Mr. LaBeau served as President and Chief Executive Officer of American Sales Company, a purchasing and distributing company and a subsidiary of Royal Ahold, from 1998 to December 2001. Prior to that, Mr. LaBeau served as Executive Vice President of Merchandising and Procurement for Ahold USA from 1994 to 1998.

     William E. May, Jr. joined us in June 2002 as Senior Vice President, Operations. Prior to joining us, Mr. May served as Vice President of Gap Global Distribution, an international specialty retailer offering clothing, accessories and personal care products, and Vice President of Old Navy Distribution at The Gap, Inc. from 1999 to 2002. Prior to that, Mr. May served as Executive Vice President and Chief Operating Officer of Nash Finch Company from 1996 to 1998.

     William A. Merrigan joined us in November 2000 and has served as our Senior Vice President, Logistics since May 2001. Prior to joining us, Mr. Merrigan served as Senior Vice President of Logistics at Nash Finch Company, a wholesale distribution company, from December 1998 to November 2000. Prior to that, Mr. Merrigan served in various senior positions at Wakefern Food Corporation from 1986 to 1998, including Vice President of Logistics and Transportation since June 1996.

     Philip B. Murphy joined us in October 2000 as Vice President of Grocery, and has served as our Senior Vice President, Procurement since May 2001. Prior to that, Mr. Murphy served as Senior Vice President and General Manager of Services at PETsMART, Inc., a national pet supply retailer, from 1995 to 2000.

     Mark D. Shapiro joined us in June 2001 as Senior Vice President, Finance. Prior to joining us, Mr. Shapiro served in various positions at Big Lots, Inc., a national broadline closeout retailer, since 1992, including Senior Vice President and Chief Financial Officer since June 2000 and, prior to that, Controller since 1994.

  DIRECTORS

     Herbert M. Baum joined us as a director in 1998. He is Chairman, president and chief executive officer of The Dial Corporation (a consumer products company). Prior to joining The Dial Corporation in August 2000, Mr. Baum served as president and chief operating officer of Hasbro, Inc. from January 1999. From 1993 to 1998, Mr. Baum served as chairman and chief executive officer of Quaker State Corporation. From 1978 to 1993, Mr. Baum served in a variety of positions for Campbell Soup Company where his last position held was President Campbell North and South America. Mr. Baum is a director of

Grocery Manufacturers of America, The Dial Corporation, Midas, Inc., Meredith Corporation, PepsiAmericas, Inc. (formerly Whitman Corporation), and Action Performance Companies, Inc.

     Kenneth M. Duberstein joined us as a director in May 2001. He has served as chairman and Chief Executive Officer of The Duberstein Group, Inc., an independent strategic planning and consulting company since 1989. Prior to that, Mr. Duberstein served President Reagan in various capacities, including Chief of Staff from 1988 to 1989, Deputy Chief of Staff from 1987 to 1988 and Assistant and Deputy Assistant to the President for Legislative Affairs from 1981 to 1983. Mr. Duberstein is a director of The Boeing Company, Conoco, Inc., Fannie Mae, GVG, The St. Paul Companies, Inc., and serves on the Board of Governors for the American Stock Exchange and the National Association of Securities Dealers. He also serves as Vice Chairman of the Kennedy Center for Performing Arts, Chairman of Ethics Oversight Committee for the U.S. Olympics Committee, Trustee of Franklin & Marshall College and Johns Hopkins University, and serves on the Council on Foreign Relations, the Institute of Politics at the John F. Kennedy School of Government at Harvard University and the National Alliance to End Homelessness.

     Archie R. Dykes joined us as a director in 1981. He has served as chairman and chief executive officer of Capital City Holdings, Inc. (a venture capital organization) since 1988. He is senior chairman and a director of PepsiAmericas, Inc. (formerly Whitman Corporation), Midas, Inc. and the Employment Corporation. A former chancellor of the University of Kansas and of the University of Tennessee, Mr. Dykes also serves as a trustee of the Kansas University Endowment Association and of the William Allen White Foundation.

     Carol B. Hallett joined us as a director in 1993. She has served as president and chief executive officer of the Air Transport Association of America, Washington, D.C. (the nation's oldest and largest airline trade organization) since 1995. Prior to joining the Air Transport Association in April 1995, Mrs. Hallett served as senior government relations advisor with Collier, Shannon, Rill & Scott from February 1993 to March 1995. From November 1989 through January 1993, Mrs. Hallett served as the Commissioner of the United States Customs Service. From September 1986 to May 1989, she served as the U.S. Ambassador to The Commonwealth of the Bahamas. From July 1983 to August 1986, Mrs. Hallett served as the national vice chairman and field director of Citizens for America. Mrs. Hallett also served three terms in the California legislature and as minority leader in the State Assembly. Mrs. Hallett is a director of Mutual of Omaha Insurance Company. She is a trustee for the Junior Statesmen of America. Mrs. Hallett also serves on the President's Cabinet of California Polytechnic State University.

     Robert S. Hamada joined us as a director in February 2001. He has been the Chief Executive Officer of Merchant's Exchange since July 2001. An internationally known authority in finance, Mr. Hamada was a member of the faculty of the University of Chicago from 1966 until 2001, during which time he served as Dean from 1993 to June 2001, as the Edward Eagle Brown Distinguished Service Professor of Finance at the Graduate School of Business, as director of the Center for International Business and Research from 1992 to 1993, as deputy dean for the faculty at the Graduate School of Business from 1985 to 1990, and as director of the Center for Research in Security Prices from 1980 to 1985. Mr. Hamada is a director of Northern Trust Corporation, A.M. Castle & Co., Flying Food Fare, Window to the World Communications, Inc., Merchant's Exchange, Terra Foundation for the Arts, and the National Bureau of Economic Research.

     Alice M. Peterson joined us as a director in 1998. She has served as the President of Loretto Group, a finance strategy and consulting firm since September 2001. She served as President of RIM Finance, LLC (a wholly-owned subsidiary of the Canadian company, Research In Motion Limited, the maker of BlackBerry wireless handheld devices), from December 2000 to September 2001. From April 2000 to September 2000, Ms. Peterson served as Chief Executive Officer of GuidanceResources.com (an Internet-based service that employers provide as a value-added benefit to enhance employee productivity). From October 1998 to February 2000, Ms. Peterson served as vice president and general manager of Sears Online, the unit of Sears, Roebuck and Co. where all business-to-consumer Internet activities are conducted, including interactive marketing. Ms. Peterson was vice president and treasurer of Sears, Roebuck and Co. from 1993 to 1998. She joined that company in 1989 as corporate director of finance, became managing director -- corporate finance in 1992, and vice president -- treasurer in 1993. Prior to joining Sears, Ms. Peterson served as assistant treasurer of Kraft, Inc. from 1988 to 1989. From 1984 to 1988, Ms. Peterson served in a variety of financial positions for PepsiCo, Inc. where her last position held was director of capital markets. Ms. Peterson is a director of RIM Finance, LLC and she serves on the Ravinia Festival Board of Trustees.

                     PRINCIPAL AND MANAGEMENT SHAREHOLDERS

     This table indicates how many shares of our common stock and stock equivalent units were beneficially owned as of August 20, 2002 by each of our directors and our five most highly-compensated executive officers who retained their positions as of August 20, 2002 and by beneficial owners of more than 5% of our common stock as of the dates indicated in the footnotes to the table. No director or executive officer owns in excess of 1% of our outstanding shares except for Mr. Hansen. As of August 20, 2002, 54,300,265 shares of our common stock were issued and outstanding.

                                                                      EXECUTIVE
                                           SHARES OF     DIRECTORS'   OFFICERS'
                                          COMMON STOCK     STOCK        STOCK
                                          BENEFICIALLY   EQUIVALENT   EQUIVALENT   PERCENT OF
NAME                                        OWNED(1)      UNITS(2)     UNITS(3)    CLASS OWNED
----                                      ------------   ----------   ----------   -----------
Mark S. Hansen(4)(5)....................   1,003,349           --      100,000         1.82%
Herbert M. Baum(5)(6)...................       6,250        1,484           --            *
Archie R. Dykes(6)......................      19,428        5,314           --            *
Kenneth M. Duberstein(5)................       2,000           --           --            *
Carol B. Hallett(5)(6)..................       8,449        6,182           --            *
Robert S. Hamada(5).....................       4,000        1,092           --            *
Alice M. Peterson(6)....................      18,190        2,250           --            *
E. Stephen Davis(4)(5)(6)(7)............     198,653           --       66,000            *
William H. Marquard(4)..................     181,000           --       50,000            *
Neal J. Rider(4)(7).....................     289,966           --       66,000            *
All directors and executive officers as
  a group (26 persons)(4)(5)(6)(7)......   2,180,331       16,322      762,000         3.90%
Mellon Financial Corporation(8).........   6,222,897           --           --        11.46%
  One Mellon Center
  Pittsburgh, Pennsylvania 15258
Southeastern Asset Management,
  Inc.(9)...............................   7,790,900           --           --        14.35%
Longleaf Partners Small-Cap Fund
  6410 Poplar Avenue, Suite 900
  Memphis, Tennessee 38119

---------------

  *  Less than 1%

 (1) This column includes our common stock held by directors and officers or by certain members of their families (for which the directors and executive officers have sole or shared voting or investment power), our common stock which the officers have the right to acquire within 60 days of August 20, 2002 under our stock option and stock incentive plans, and shares of our restricted common stock, subject to forfeiture, awarded under our stock incentive plans.

 (2) These stock equivalent units are payable in cash only when a director ceases to be a member of the board and therefore are not included in the columns entitled "Shares of Common Stock Beneficially Owned" and "Percent of Class Owned."

 (3) These stock equivalent units are payable in cash only and therefore are not included in the columns entitled "Shares of Common Stock Beneficially Owned" and "Percent of Class Owned." In November of 2001, we converted the following stock equivalent units to stock options:

     Hansen.....................................................  200,000 stock equivalent units
     Davis......................................................  134,000 stock equivalent units
     Marquard...................................................  100,000 stock equivalent units
     Rider......................................................  134,000 stock equivalent units

     All officers as a group (including those named above): 838,000 stock equivalent units converted into stock options.

 (4) The amounts shown include shares which the following persons have the right to acquire within 60 days of August 20, 2002 under our stock option and stock incentive plans:

     Hansen......................................................  699,999 shares
     Davis.......................................................  131,750 shares
     Marquard....................................................  137,500 shares*
     Rider.......................................................  242,000 shares

     All directors and officers as a group (including those named above):
     1,573,599.

     * Includes 6,250 securities underlying options as to which Mr. Marquard can only exercise upon instructions from a third party for shares that Mr. Marquard will not beneficially own upon exercise.

 (5) The following shares of restricted stock have been excluded from the share totals for individuals named in the table and all directors and officers as a group as they do not have voting or investment power with respect to such shares:

     Hansen...................................................  100,000 shares of restricted stock
     Baum.....................................................    7,940 shares of restricted stock
     Duberstein...............................................    7,940 shares of restricted stock
     Hallett..................................................    7,940 shares of restricted stock
     Hamada...................................................    7,940 shares of restricted stock
     Davis....................................................  100,000 shares of restricted stock
     Marquard.................................................   10,000 shares of restricted stock
     Rider....................................................   20,000 shares of restricted stock

     All directors and officers as a group (including those named above):
     447,092 shares of restricted stock.

 (6) The individuals and group named in the table have sole voting power with respect to the following shares of restricted stock:

     Baum........................................................  5,250 shares
     Dykes.......................................................  8,750 shares
     Hallett.....................................................  5,250 shares
     Peterson....................................................  8,750 shares
     Davis.......................................................  8,000 shares

     All directors and officers as a group (including those named above): 36,800 shares.

 (7) The individuals and group named in the table have shared voting and investment power with respect to the following shares of common stock:

     Davis.......................................................  9,000 shares
     Rider.......................................................  20,000 shares

     All directors and officers as a group (including those named above): 67,304 shares.

 (8) In a Schedule 13G filed January 9, 2002, Mellon Financial Corporation disclosed that it held 6,222,897 shares of our common stock and that it shared voting power with respect to 385,400 shares with The Boston Company, Inc. and The Boston Company Asset Management L.L.C. and shared dispositive power with respect to 9,700 shares with The Boston Company, Inc. In the same Schedule 13G, Mellon Financial Corporation disclosed that it had sole voting power with respect to 5,202,597 shares and sole dispositive power with respect to 6,196,622 shares.

 (9) In a Schedule 13G filed March 7, 2002, Southeastern Asset Management, Inc. disclosed that it held 7,790,900 shares of our common stock and that it shared voting and dispositive power with respect to 6,419,000 of the held shares with Longleaf Partners Small-Cap Fund. In the same Schedule 13G, Southeastern Asset Management disclosed that it had sole power to vote 694,900 shares, had sole power to dispose of 1,371,900 shares, and had no voting power with regard to 677,000 shares. The Schedule 13G identifies Mr.
     O. Mason Hawkins as Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, but Mr. Hawkins does not claim any voting or dispositive power with regard to the shares of Fleming common stock held by Southeastern.

                       DESCRIPTION OF OTHER INDEBTEDNESS

SENIOR SECURED CREDIT FACILITY

     On June 18, 2002, we entered into a new senior secured credit facility consisting of a $550 million revolving credit facility (which includes a $225 million letter of credit subfacility), with a final maturity of five years, and a $425 million amortizing term loan with a maturity of six years. In addition, incremental term loans may be extended under our credit facility by lenders agreeing to provide same up to $250 million aggregate principal amount, provided that the loans are permitted under the terms of our existing indebtedness. Borrowings under the revolving credit facility may be used for general corporate purposes. Letters of credit may also be used for general corporate purposes and are needed primarily for insurance reserves associated with our normal risk management activities. To the extent that any of these letters of credit would be drawn, payments would be financed by borrowings under our revolving credit facility. Incremental term loans, if extended, may be used only to finance acquisitions and to repay or redeem indebtedness, including loans under the revolving credit facility.

     The stated interest rate on borrowings under the revolving credit facility is a referenced index rate, normally the London interbank offered interest rate, or LIBOR, plus a margin ranging from 1.50% to 2.25%, depending on (i) the ratio of our consolidated indebtedness to consolidated EBITDA and (ii) amounts already outstanding under the revolving credit facility. From June 18, 2002 to July 13, 2002, the average interest rate for the revolving credit facility was 4.3%. The stated interest rate on borrowings under the term credit facility is a referenced index rate, normally LIBOR plus a margin of 2.25%. From June 18, 2002 to July 13, 2002, the average interest rate of the term credit facility was 4.7%.

     Our credit facility (and related interest rate protection agreements, foreign currency exchange agreements, commodity price hedging agreements and certain overdraft facilities) is guaranteed by substantially all of our subsidiaries. In addition, our obligations under our credit facility (and related interest rate protection agreements, foreign currency exchange agreements, commodity price hedging agreements and certain overdraft facilities) and the obligations of our subsidiaries under the guarantees are secured by a first priority security interest in substantially all our accounts and inventories and those of our subsidiaries that are guarantors, and in substantially all the capital stock or other equity interests owned by us or our subsidiaries that are guarantors.

     Our credit facility contains customary covenants associated with similar facilities, including the following material covenants:

     - maintenance of a ratio of consolidated indebtedness to consolidated EBITDA not to exceed 4.25 to 1 until December 31, 2003, 4.00 to 1 from December 31, 2003 until December 31, 2004, 3.75 to 1 from December 31, 2004 until December 31, 2005, and 3.50 to 1 thereafter;

     - maintenance of a minimum fixed charge coverage ratio of not less than
       1.80 to 1 until the end of our third fiscal quarter of 2003, and 2.00 to 1 thereafter;

     - maintenance of an adjusted fixed charge coverage ratio of not less that 1 to 1 at any time;

     - maintenance of a minimum asset coverage ratio of not less than 2.25 to 1 at any time;

     - a limitation on capital expenditures;

     - a limitation on acquisitions and investments, including, while any revolving loans are outstanding, the amount of cash and cash equivalents;

     - a limitation on restricted payments, including dividends; and

     - a limitation on incurrence of indebtedness and liens.

     The commitments under our credit facility will be terminated in the event of a change of control as defined in our credit facility, which includes the acquisition by a person of 35% or more of our issued and outstanding common stock, or the occupation of a majority of the seats of our Board of Directors by persons who were neither nominated by our Board nor appointed by directors so nominated.

10 1/8% SENIOR NOTES DUE 2008

     Our $355 million of 10 1/8% senior notes due 2008 are general unsecured obligations, equal in right of payment to all of our existing and future senior indebtedness and are guaranteed on a senior unsecured basis by each guarantor of the notes.

9 1/4% SENIOR NOTES DUE 2010

     Our $200 million of 9 1/4% senior notes due 2010 are general unsecured obligations, equal in right of payment to all of our existing and future senior indebtedness and are guaranteed on a senior unsecured basis by each guarantor of the notes.

10 5/8% SENIOR SUBORDINATED NOTES DUE 2007

     Our $400 million of 10 5/8% senior subordinated notes due 2007 are general unsecured obligations, subordinated in right of payment to all of our existing and future senior indebtedness and are guaranteed on a senior subordinated basis by each guarantor of the notes.

5 1/4% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2009

     Our $150 million of 5 1/4% convertible senior subordinated notes due 2009 are general unsecured obligations, subordinated in right of payment to all of our existing and future senior indebtedness and are guaranteed on a senior subordinated basis by each guarantor of the notes.

                              DESCRIPTION OF NOTES

     We issued the old notes, and will issue the exchange notes, under an indenture (the "INDENTURE"), among us, the Subsidiary Guarantors and Manufacturers and Traders Trust Company, as Trustee (the "TRUSTEE"). The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). You can obtain a copy of the Indenture from the Company. You can find definitions of certain capitalized terms used in this description under "-- Certain Definitions." For purposes of this section, references to the "Company," "we," "our" and "us" include only Fleming Companies, Inc. and not its Subsidiaries.

GENERAL

     The notes are our unsecured senior subordinated obligations, ranking junior in right of payment to all of our Senior Indebtedness and pari passu in right of payment with all of our other senior subordinated unsecured obligations.

     Principal of, premium, if any, and interest on the notes and any additional interest payable pursuant to the Registration Rights Agreement ("ADDITIONAL INTEREST"), if any, is payable, and the notes are exchangeable and transferable, at the office or agency of the Paying Agent in The City of New York maintained for such purposes. At our option, however, we can pay interest by check or by wire transfer to Holders of at least $5,000,000 aggregate principal amount of notes. We may change any Paying Agent without notice to holders of the notes (the "HOLDERS"). The notes will be issued only in fully registered form without coupons in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer, exchange or redemption of notes or, except in certain circumstances, for any tax or other governmental charge that may be imposed in connection therewith.

MATURITY, INTEREST AND PRINCIPAL


     The notes will mature on May 1, 2012, and are our unsecured senior subordinated obligations in an aggregate principal amount of $260,000,000. We may issue additional notes in an unlimited amount from time to time, subject to the limitations set forth under "-- Certain Covenants -- Limitation on Indebtedness." The notes bear interest at an annual rate of 9 7/8% from the original date of issuance or from the most recent interest payment date to which interest has been paid, payable semiannually on May 1 and November 1 of each year commencing November 1, 2002, to the Person in whose name the notes were registered at the close of business on the immediately preceding April 15 or October 15. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the old notes or, if no interest has been paid on the old notes, from the date of issuance of the old notes, which was April 15, 2002. Holders whose old notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the old notes from the last payment date.


     The notes are not entitled to the benefit of any sinking fund.

GUARANTEES

     Payment of the principal of, premium, if any, interest on and any Additional Interest in respect of the notes are guaranteed, jointly and severally, on a senior subordinated basis by all of our Wholly Owned Restricted Subsidiaries and by our Restricted Subsidiaries that guarantee certain other Indebtedness (the "SUBSIDIARY GUARANTORS").

     Upon the sale or disposition of a Subsidiary Guarantor or all or substantially all of its assets to an entity which is not a Subsidiary Guarantor (and a Restricted Subsidiary) or the designation of a Restricted Subsidiary to become an Unrestricted Subsidiary in compliance with the Indenture, such Subsidiary Guarantor will be deemed released from its obligations under its Note Guarantee. However, any such termination may occur only to the extent that all obligations of such Subsidiary Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, any Indebtedness of the Company or any other Restricted Subsidiary also terminate upon such release, sale or transfer.

REDEMPTION

     Optional Redemption. On or after May 1, 2007, we may redeem the notes at our option, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing on May 1 of the year set forth below.

YEAR                                                          PERCENTAGE
----                                                          ----------
2007........................................................   104.938%
2008........................................................   103.292%
2009........................................................   101.646%
2010 and thereafter.........................................   100.000%

     In addition, we must pay all accrued and unpaid interest on any notes we redeem.

     Optional Redemption upon Equity Offerings. On or before May 1, 2005, we may redeem up to 35% of the initial aggregate principal amount of the notes at our option within 90 days of an Equity Offering with the net proceeds of such offering at a redemption price equal to 109.875% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption (subject to the right of holders of record on relevant record dates to receive interest due on relevant interest payment dates), but only if at least 65% of the notes originally issued under the Indenture remains outstanding after giving effect to such redemption.

     As used in the preceding paragraph, "Equity Offering" means a public or private offering of our Qualified Capital Stock generating gross proceeds to us of at least $50 million.

SELECTION AND NOTICE

     In the event that we elect to redeem less than all of the notes at any time, the Trustee will select the notes for redemption on a pro rata basis, by lot or by such other method as the Trustee deems fair and appropriate, except that a note of a principal amount of $1,000 or less may not be redeemed in part. The Trustee will mail the notice of redemption by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to such note will state the portion of the principal amount thereof to be redeemed. A new note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder upon cancellation of the original note. On or after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption and accepted for payment.

PURCHASE OF NOTES UPON A CHANGE OF CONTROL

     If a Change of Control occurs at any time, then each Holder of notes will have the right, to the extent not inconsistent with our Bylaws as in effect on the Issue Date, to require us to purchase such Holder's notes in whole or in part in integral multiples of $1,000 at a purchase price (the "CHANGE OF CONTROL PURCHASE PRICE") in cash in an amount equal to 101% of the principal amount of such notes, plus accrued and unpaid interest, if any, to the date of purchase (the "CHANGE OF CONTROL PURCHASE DATE"), pursuant to the offer described below (the "CHANGE OF CONTROL PURCHASE OFFER") and the other procedures set forth in the Indenture.

     Within 30 days following the occurrence of any Change of Control, we will notify the Trustee and give written notice of such Change of Control to each Holder of notes, by first-class mail, postage prepaid, at the address appearing in the security register, stating, among other things:

     - the Change of Control Purchase Price and the Change of Control Purchase Date, which will be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act;

     - that any note not tendered will continue to accrue interest;

     - that, unless we default in the payment of the Change of Control Purchase Price, any notes accepted for payment of the Change of Control Purchase Price pursuant to the Change of Control Purchase Offer shall cease to accrue interest after the Change of Control Purchase Date; and

     - certain other procedures that a Holder of notes must follow to accept a Change of Control Purchase Offer or to withdraw such acceptance.

     We will not be required to make a Change of Control Purchase Offer upon a Change of Control if a third party makes the Change of Control Purchase Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Purchase Offer we made and purchases all notes properly tendered and not withdrawn under the Change of Control Purchase Offer.

     If a Change of Control were to occur, we cannot assure you that we would have sufficient funds to pay the Change of Control Purchase Price for all the notes tendered by the Holders. Our Credit Agreement and indentures contain, and any future other agreements relating to other indebtedness to which we become a party may contain, restrictions or prohibitions on our ability to repurchase notes or may provide that an occurrence of a Change of Control constitutes an event of default under, or otherwise requires payment of amounts borrowed under those agreements. If a Change of Control occurs at a time when we are prohibited from repurchasing the notes, we could seek the consent of our then existing lenders and note holders to the repurchase of the notes or could attempt to refinance the borrowings that contain the prohibition. If we do not obtain such a consent or repay the borrowings, we would remain prohibited from repurchasing the notes. In that case, our failure to repurchase tendered notes would constitute an Event of Default under the Indenture and may constitute a default under the terms of other indebtedness that we may enter into from time to time.

     Upon the occurrence of a Change of Control and prior to the mailing of the notice to Holders provided for in the Indenture, we covenant to either:

     - repay in full all Indebtedness under the Credit Agreement and the Senior Notes or offer to repay in full all such Indebtedness and to repay the Indebtedness of each of the banks or holders thereunder, as the case may be, that has accepted such offer or

     - obtain any requisite consent under the Credit Agreement and the indenture governing the Senior Notes to permit the purchase of the notes pursuant to a Change of Control Purchase Offer as provided for in the Indenture or take any other action as may be required under the Credit Agreement and the indenture governing the Senior Notes to permit such purchase.

     We must first comply with these covenants before we will be required to purchase the notes pursuant to the Indenture.

     Our bylaws contain a provision which limits our ability to "adopt or maintain a poison pill, shareholder rights plan, rights agreement or any other form of "poison pill" which is designed to or which has the effect of making acquisitions of large holdings of the Corporation's shares of stock more difficult or expensive ... unless such a plan is first approved by a majority shareholder vote" and prohibits the amendment, alteration, deletion or modification of such bylaw by our Board of Directors without prior shareholder approval. This bylaw provision raises a question as to whether the provisions of the Indenture described above (the "CHANGE OF CONTROL PROVISIONS") constitute a "poison pill," "shareholder rights plan, rights agreement or any other form of 'poison pill' " (collectively, a "POISON PILL") within the meaning of this provision. See "Risk Factors -- Our bylaws may not permit us to make payments to holders as required under the indenture upon the occurrence of a change of control." Although the matter is not free from doubt, we believe that a court, properly presented with the facts, should conclude that the Change of Control Provisions of the Indenture do not constitute a Poison Pill within the meaning of the bylaw provision, and accordingly are not inconsistent with the bylaw provision. If the Change of Control Provisions were found to be inconsistent with the bylaw provision, we would not be able to make or consummate the Change of Control Purchase Offer or pay the Change of Control Purchase Price when due.

     One of the events that constitutes a Change of Control under the Indenture is the disposition of "all or substantially all" of our assets. This term has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a result, if Holders of the notes elect to require us to purchase the notes and we elect to contest such election, there can be no assurance as to how a court interpreting New York law would interpret the phrase.

     We will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with a Change of Control Purchase Offer.

SUBORDINATION

     The payment (by set-off or otherwise) of principal of, premium, if any, interest, if any, on the notes (including with respect to any repurchases of the notes) is subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash or, at the option of the holders of Senior Indebtedness, in Temporary Cash Investments, of all Obligations in respect of Senior Indebtedness, whether outstanding on the date of the Indenture or thereafter incurred.

     Upon any distribution to our or any Subsidiary Guarantor's creditors upon our or such Subsidiary Guarantor's total or partial liquidation, dissolution or winding up, or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or such Subsidiary Guarantor or its property, whether voluntary or involuntary, an assignment for the benefit of creditors or any marshalling of our or such Subsidiary Guarantor's assets and liabilities, the holders of our or such Subsidiary Guarantor's Senior Indebtedness will be entitled to receive payment in full in cash or, at the option of the holders of such Senior Indebtedness, in Temporary Cash Investments, of all Obligations due or to become due in respect of such Senior Indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness) before the Holders of notes will be entitled to receive any payment of any kind or character with respect to the notes, and until all Obligations with respect to such Senior Indebtedness are paid in full in cash or, at the option of the holders of such Senior Indebtedness, in Temporary Cash Investments, any distribution of any kind or character to which the Holders of notes would be entitled shall be made to the holders of such Senior Indebtedness (except that Holders of notes may receive Permitted Junior Securities and payments made from the trust described under "-- Defeasance or Covenant Defeasance of Indenture").

     Neither we nor any Subsidiary Guarantor may make, directly or indirectly, any payment upon or in respect of the notes (except in Permitted Junior Securities or from the trust described under "-- Defeasance or Covenant Defeasance of Indenture") or acquire any of the notes for cash or property or otherwise or make any other distribution with respect to the notes if:

          (1) any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by declaration or otherwise, of any amount of any Designated Senior Indebtedness (a "PAYMENT DEFAULT"); or

          (2) any other default occurs and is continuing with respect to Designated Senior Indebtedness (a "NON-PAYMENT DEFAULT") that permits holders of, or the trustee or agent on behalf of the holders of, the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "PAYMENT BLOCKAGE NOTICE") from the trustee or agent on behalf of holders of any Designated Senior Indebtedness.

     Payments on the notes may and shall be resumed:

          (1) in the case of a Payment Default, upon the date on which such default is cured or waived; and

          (2) in case of a Non-Payment Default, the earlier of the date on which such Non-Payment Default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless a Payment Default has occurred and is continuing, including as a result of the acceleration of the maturity of any Designated Senior Indebtedness.

     After a Payment Blockage Notice is given for a Non-Payment Default, no new period of payment blockage for a Non-Payment Default may be commenced unless and until:

          (1) 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice; and

          (2) all scheduled payments of principal, premium, if any, and interest and Additional Interest, if any, on the notes that have come due have been paid in full in cash.

     No Non-Payment Default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such Non-Payment Default shall have been cured or waived for a period of not less than 90 days (it being acknowledged that any subsequent action, or any breach of any financial covenants for a period commencing after the date of delivery of any Payment Blockage Notice which, in either case, would give rise to a default pursuant to any provision under which a default previously existed or was continuing shall constitute a new default for this purpose). Each Holder by its acceptance of a note irrevocably agrees that if we or a Subsidiary Guarantor make any payment or payments pursuant to the Indenture and the amount or total amount of such payment or payments exceeds the amount, if any, that such Holder would be entitled to receive upon the proper application of the subordination provisions of the Indenture, the payment of such excess amount shall be deemed null and void, and the Holder agrees that it will be obligated to return the amount of the excess payment to the Trustee, as instructed in a written notice of such excess payment, within ten days of receiving such notice.

     The Indenture further requires that we promptly notify holders of Senior Indebtedness if payment of the notes is accelerated because of an Event of Default.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders of notes may recover less ratably than our or a Subsidiary Guarantor's creditors who are holders of Senior Indebtedness. The principal amount of consolidated Senior Indebtedness outstanding at July 13, 2002, was approximately $1.4 billion (excluding $71 million of obligations under undrawn letters of credit) which includes outstanding Capital Lease Obligations of approximately $347 million. At July 13, 2002, we had outstanding consolidated Pari Passu Indebtedness of approximately $550 million. The Indenture will limit through certain financial tests the amount of additional Indebtedness, including Senior Indebtedness and Pari Passu Indebtedness, that we and the Subsidiary Guarantors can incur. See "-- Certain Covenants -- Limitation on Indebtedness."

CERTAIN COVENANTS

     The Indenture contains the following covenants, among others:

     LIMITATION ON INDEBTEDNESS

     We will not, and will not permit any of our Restricted Subsidiaries to, create, assume, or directly or indirectly guarantee or in any other manner become directly or indirectly liable for the payment of, or otherwise incur (collectively, "INCUR"), any Indebtedness (including any Acquired Indebtedness) other

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than Permitted Indebtedness. Notwithstanding the preceding sentence, we and the
Subsidiary Guarantors may incur Indebtedness if, at the time of such event (and after giving effect on a pro forma basis to:

          (1) the incurrence of such Indebtedness and (if applicable) the application of the proceeds therefrom, including to refinance other Indebtedness;

          (2) our or our Restricted Subsidiaries' incurrence, repayment or retirement of any other Indebtedness since the first day of such four-quarter period as if such Indebtedness was incurred, repaid or retired at the beginning of such four-quarter period; and

          (3) our or our Restricted Subsidiaries' acquisition or disposition of any company, entity or business acquired or disposed of since the first day of such four-quarter period as if such acquisition or disposition had occurred at the beginning of such four-quarter period);

our Consolidated Fixed Charge Coverage Ratio for the four full fiscal quarters immediately preceding such event, taken as one period and calculated on the assumption that such Indebtedness had been incurred on the first day of such four-quarter period and, in the case of Acquired Indebtedness, on the assumption that the related acquisition also had occurred on such date, with such pro forma adjustments as may be determined in accordance with GAAP and the rules, regulations and guidelines of the Commission, would have been at least equal to
2.25 to 1.

     Our Consolidated Fixed Charge Coverage Ratio for the four full fiscal quarters immediately preceding the date of this prospectus, calculated in accordance with the preceding paragraph, was 2.59 to 1. Although we could currently incur additional Indebtedness (in addition to Permitted Indebtedness) without violating this covenant, the covenants contained in our credit facility impose additional restrictions on our ability to incur indebtedness. For more information on these restrictions, see "Description of Other
Indebtedness -- Senior Secured Credit Facility" beginning on page 57.

     LIMITATION ON RESTRICTED PAYMENTS

     We will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

          (1) declare or pay any dividend on, or make any distribution to the holders of, any Capital Stock of the Company or of any Restricted Subsidiary (other than dividends or distributions payable (a) solely in shares of Qualified Capital Stock of the Company or such Restricted Subsidiary or in options, warrants or other rights to purchase such Qualified Capital Stock or (b) by a Restricted Subsidiary to the Company or any Wholly Owned Restricted Subsidiary);

          (2) purchase, redeem or otherwise acquire or retire for value, directly or indirectly, any Capital Stock of the Company or any Restricted Subsidiary or any options, warrants or other rights to acquire such Capital Stock held by any Person (other than the Company or any Wholly Owned Restricted Subsidiary of the Company);

          (3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness; or

          (4) make any Investment (other than any Permitted Investment) in any Person (such payments described in clauses (1) through (4) and not excepted therefrom are collectively referred to herein as "RESTRICTED PAYMENTS");

unless at the time of and immediately after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, being the Fair Market Value thereof as determined by our Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution):

          (1) no Default or Event of Default shall have occurred and be continuing;

          (2) we could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) in accordance with the provisions described under "-- Limitation on Indebtedness"; and

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          (3) such Restricted Payment, together with the aggregate of all other
     Restricted Payments made by the Company and its Restricted Subsidiaries on or after the Issue Date, is less than the sum of, without duplication:

             (a) 50% of our aggregate cumulative Consolidated Net Income for the period (taken as one accounting period) from the first day of the quarter beginning after the Issue Date to the end of our most recently ended fiscal quarter for which financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

             (b) 100% of the aggregate net cash proceeds we receive as capital contributions or from the issue or sale after the Issue Date of our Equity Interests or debt securities that have been converted into such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Restricted Subsidiary and other than Redeemable Capital Stock or debt securities that have been converted into Redeemable Capital Stock); plus

             (c) any cash we receive after the date of initial issuance of the notes as a dividend or distribution from any of our Unrestricted Subsidiaries less the cost of disposition and taxes, if any (but in each case excluding any such amounts included in Consolidated Net Income); plus

             (d) $62 million.

     Notwithstanding the preceding, we and our Restricted Subsidiaries may take the following actions so long as (with respect to clauses (2), (3), (4) and (6) below) at the time of and immediately after giving effect thereto no Default or Event of Default shall have occurred and be continuing:

          (1) the payment of any dividend within 60 days after the date of declaration thereof, if such dividend would have been permitted on the date of declaration;

          (2) the purchase, redemption or other acquisition or retirement for value of any shares of our Capital Stock, in exchange for, or out of the net cash proceeds of, a substantially concurrent issuance and sale (other than to a Restricted Subsidiary) of shares of our Capital Stock (other than Redeemable Capital Stock, unless the redemption provisions of such Redeemable Capital Stock prohibit the redemption thereof prior to the date on which the Capital Stock to be acquired or retired was, by its terms, required to be redeemed);

          (3) the purchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness (other than Redeemable Capital Stock) in exchange for or out of the net cash proceeds of a substantially concurrent issuance and sale (other than to a Restricted Subsidiary) of shares of our Capital Stock (other than Redeemable Capital Stock, unless the redemption provisions of such Redeemable Capital Stock prohibit the redemption thereof prior to the Stated Maturity of the Subordinated Indebtedness to be acquired or retired);

          (4) the purchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness (other than Redeemable Capital Stock) in exchange for, or out of the net cash proceeds of a substantially concurrent incurrence or sale (other than to a Restricted Subsidiary) of, new Subordinated Indebtedness of the Company or a Subsidiary Guarantor, as the case may be, so long as:

             (a) the principal amount of such new Subordinated Indebtedness does not exceed the principal amount (or, if such Subordinated Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) of the Subordinated Indebtedness being so purchased, redeemed, defeased, acquired or retired, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Subordinated Indebtedness refinanced or the amount of any premium we reasonably determine as necessary to accomplish such refinancing, plus the amount of reasonable expenses of the

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        Company or such Subsidiary Guarantor, as the case may be, incurred in connection with such refinancing;

             (b) such new Subordinated Indebtedness is subordinated to the notes or the Note Guarantee of such Subsidiary Guarantor, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, redeemed, defeased, acquired or retired; and

             (c) such new Subordinated Indebtedness has an Average Life longer than the Average Life of the notes and a final Stated Maturity of principal later than the final Stated Maturity of principal of the notes;

          (5) the payment of a dividend on our Capital Stock (other than Redeemable Capital Stock) of up to $0.08 per quarter per share (or up to $0.32 per annum per share, provided that dividend payments may not be cumulated for more than four consecutive quarters);

          (6) the purchase, redemption or other acquisition or retirement for value of shares of our Capital Stock issued pursuant to options granted under our stock option plans, in order to pay withholding taxes due as a result of income recognized upon the exercise of such options; provided that:

             (a) we are permitted, by the terms of such plans, to effect such purchase, redemption or other acquisition or retirement for value of such shares; and

             (b) the aggregate consideration we pay for such shares so purchased, redeemed or otherwise acquired or retired for value does not exceed $2 million during any fiscal year of the Company; and

          (7) the repurchases of our Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof.

     The actions described in clauses (2), (3), (5) and (6) of this paragraph shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph but shall reduce the amount that would otherwise be available for Restricted Payments under clause (3) of the preceding paragraph.

     LIMITATION ON LAYERING INDEBTEDNESS

     Neither we nor any of the Subsidiary Guarantors will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness of the Company or such Subsidiary Guarantor, as the case may be, and senior in any respect in right of payment to the notes or such Subsidiary Guarantor's Note Guarantee.

     LIMITATION ON LIENS

     We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or permit or suffer to exist any Lien securing Indebtedness (other than Senior Indebtedness) against any asset of the Company or any Restricted Subsidiary (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom, except for Permitted Liens, unless at the same time:

          (1) in the case of any Lien securing Pari Passu Indebtedness, effective provision is made to secure the notes or such Note Guarantee, as the case may be, with a Lien on the same collateral that is senior in priority to, or pari passu with, the Lien securing such Pari Passu Indebtedness; and

          (2) in the case of any Lien securing Subordinated Indebtedness, effective provision is made to secure the notes or such Note Guarantee, as the case may be, with a Lien on the same collateral that is senior in priority to the Lien securing such Subordinated Indebtedness.

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

     LIMITATION ON TRANSACTIONS WITH AFFILIATES

     We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (other than us, a Wholly Owned Restricted Subsidiary or a Restricted Subsidiary that is a Subsidiary Guarantor) (each of the foregoing, an "AFFILIATE TRANSACTION"), unless:

          (1) such Affiliate Transaction is on terms that are no less favorable to us or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction with an unrelated Person; and

          (2) we deliver to the Trustee:

             (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5 million, an Officers' Certificate certifying that such Affiliate Transaction complies with clause (1) above and that such Affiliate Transaction has been approved by a majority of the Disinterested Directors; and

             (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10 million, both an Officers' Certificate referred to in clause (a) and an opinion as to the fairness of such Affiliate Transaction to the Company or the relevant Restricted Subsidiary from a financial point of view issued by an investment banking firm of national standing with total assets in excess of $1.0 billion.

However, this covenant shall not apply to:

          (1) fees, compensation and employee benefits, including bonuses, retirement plans and stock options, paid to or established for directors and officers of the Company or any Restricted Subsidiary in the ordinary course of business and approved by a majority of the Disinterested Directors; and

          (2) transactions in the ordinary course of business with customers, vendors and suppliers, the terms of which have been approved in good faith by an officer of the Company.

     LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING
SUBSIDIARIES

     We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create any encumbrance or restriction on the ability of any Restricted Subsidiary to:

          (1) (a) pay dividends or make any other distributions to us or any of our Restricted Subsidiaries on its Capital Stock or, with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to us or any of our Restricted Subsidiaries;

          (2) make loans or advances to us or any of our Restricted
     Subsidiaries;

          (3) transfer any of its properties or assets to us or any of our Restricted Subsidiaries;

          (4) grant Liens in favor of Holders of notes; or

          (5) guarantee the notes;

     except in each case for such encumbrances or restrictions existing under or by reason of:

             (a) Indebtedness of the Company or any Restricted Subsidiary outstanding on the Issue Date;

             (b) the Credit Agreement as in effect as of the Issue Date, and any amendments, modifications, restatements, renewals, increase, supplements, refunding, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increase, supplements, refundings, replacements or refinancings are no more restrictive with respect to such

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

        dividend and other payment restrictions than those contained in the Credit Agreement in effect on the Issue Date;

             (c) the Indenture and the notes;

             (d) applicable law;

             (e) any instrument governing Indebtedness or Capital Stock of a Person we or any of our Restricted Subsidiaries acquire at the time of such acquisition (except to the extent we or our Restricted Subsidiaries incur such Indebtedness in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the property or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

             (f) by reason of customary non-assignment provisions in existing and future leases entered into in the ordinary course of business and consistent with past practices;

             (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (3) above on the property so acquired; and

             (h) restrictions we or any Restricted Subsidiary incurs in connection with any Permitted Receivables Financing.

     LIMITATION ON SALE OF ASSETS

     We will not, and will not permit any of our Restricted Subsidiaries to, engage in an Asset Sale unless we or such Restricted Subsidiary, as the case may be, receives Permitted Consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of.

     Within 360 days after the receipt of any Net Proceeds from an Asset Sale, we or such Restricted Subsidiary must apply such Net Proceeds:

          (1) to permanently reduce Senior Indebtedness of the Company or one or more Restricted Subsidiaries (and to correspondingly reduce commitments with respect thereto);

          (2) to offer to repurchase and repurchase the Existing Senior Subordinated Notes to the extent required by the Indentures governing such Existing Senior Subordinated Notes; or

          (3) to make capital expenditures or acquire long-term assets used or useful in its businesses or in businesses similar or related to the businesses of the Company immediately prior to the Issue Date.

Pending the final application of any such Net Proceeds, we may temporarily reduce Senior Indebtedness or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "EXCESS PROCEEDS." When the aggregate amount of Excess Proceeds exceeds $15 million, we will be required to make an offer to all Holders of notes and holders of other Pari Passu Indebtedness containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets (an "ASSET SALE OFFER") to purchase the maximum principal amount of notes that may be purchased out of the Excess Proceeds (on a pro rata basis if the amount available for such repayment, purchase or redemption is less than the aggregate amount of the principal amount of the notes tendered in such Asset Sale Offer and the principal amount of such Pari Passu Indebtedness), at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that any Excess Proceeds remain after consummation of an Asset Sale Offer, we may use any remaining Excess Proceeds for general corporate purposes (subject to the restrictions of the Indenture). Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

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     Notwithstanding the provisions of the prior paragraph, we and our
Restricted Subsidiaries may sell or dispose of property, whether in the form of assets or capital stock of a Restricted Subsidiary, in the aggregate amount not exceeding $15 million in any year, and any notes we or our Restricted Subsidiaries receive as consideration in any disposition made pursuant to such $15 million exclusion from the provisions of this covenant shall not be taken into account in determining whether the $75 million limitation set forth in the definition of "Permitted Consideration" has been met.

     LIMITATION ON ISSUANCES AND SALES OF CAPITAL STOCK OF SUBSIDIARIES

     We will not, and will not permit any of our Restricted Subsidiaries to, transfer, convey, sell or otherwise dispose of any Capital Stock of any Restricted Subsidiary to any Person (other than to us or a Wholly Owned Restricted Subsidiary), unless:

          (1) such transfer, conveyance, sale or other disposition is of all of the Capital Stock of such Restricted Subsidiary that we and our Restricted Subsidiaries own; and

          (2) such transaction is made in accordance with the provisions of "-- Limitation on Sale of Assets," provided that 85% of the proceeds from such a sale of Capital Stock of any Restricted Subsidiary that is a Significant Subsidiary shall consist of cash or Temporary Cash Investments.

Notwithstanding the foregoing or the provisions of any other covenant, we or any Restricted Subsidiary may sell Qualified Capital Stock of any Restricted Subsidiary in a Public Equity Offering, provided that:

          (1) 100% of the Net Proceeds from such Public Equity Offering shall be in cash and shall be applied as provided in the provisions of "Certain Covenants -- Limitation on Sale of Assets"; and

          (2) the Tangible Assets of such Restricted Subsidiary do not exceed 10% of the Consolidated Tangible Assets of the Company, determined as of the last day of the quarter ending immediately before the commencement of such Public Equity Offering.

     ADDITIONAL GUARANTEES

     If we or any of our Restricted Subsidiaries acquire or form a Wholly Owned Restricted Subsidiary or any existing or future majority-owned Restricted Subsidiary, after the Issue Date, guarantees any Indebtedness of the Company or any Subsidiary Guarantor, we will cause any such Restricted Subsidiary (other than an Investee Store or Joint Venture, provided that such Investee Store or Joint Venture does not guarantee such Indebtedness of any other Person) to:

          (1) execute and deliver to the Trustee a supplemental indenture in form and substance reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall guarantee all of our obligations with respect to the notes on a senior subordinated basis; and

          (2) deliver to the Trustee an Opinion of Counsel reasonably satisfactory to the Trustee to the effect that a supplemental indenture has been duly executed and delivered by such Restricted Subsidiary and is in compliance with the terms of the Indenture.

     RULE 144A INFORMATION REQUIREMENT

     We have agreed to furnish to the Holders or beneficial Holders of notes and prospective purchasers of notes designated by the Holders of notes, upon their request, the information required to be delivered pursuant to Rule 144A(4)(d) under the Securities Act until such time as we either exchange all of the old notes for the exchange notes or have registered all of the notes for resale under the Securities Act.

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     REPORTS

     Whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, we will furnish to the Holders of notes:

          (1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if we were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its Subsidiaries and, with respect to the annual information only, a report on the consolidated financial statements required by Form 10-K by our independent certified public accountants; and

          (2) all reports that would be required to be filed with the Commission on Form 8-K if we were required to file such reports.

     In addition, whether or not required by the rules and regulations of the Commission, we will file a copy of all such information with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to investors or prospective investors who request it in writing.

     PAYMENTS FOR CONSENT

     We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the notes unless such consideration is offered to be paid or agreed to be paid to all Holders of the notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

     TERMINATION OF CERTAIN COVENANTS IN EVENT OF INVESTMENT GRADE RATING

     In the event that each of the Rating Categories assigned to our notes by the Rating Agencies is Investment Grade, the provisions of "-- Limitation on Indebtedness," "-- Limitation on Restricted Payments," "-- Limitation on Issuances and Sales of Capital Stock of Subsidiaries," "-- Limitation on Transactions With Affiliates" and "-- Limitation on Sale of Assets" and the Consolidated Net Worth requirement set forth in clause (3) of "-- Consolidation, Merger, Sale of Assets" shall cease to apply to us and our Restricted Subsidiaries from and after the date on which the second of the Rating Agencies notifies us of the assignment of such Rating Category. Notwithstanding the foregoing, if the Rating Category assigned by either Rating Agency to the notes should subsequently decline below Investment Grade, the foregoing covenants and such Consolidated Net Worth requirement shall be reinstituted as and from the date of such rating decline.

CONSOLIDATION, MERGER, SALE OF ASSETS

     We shall not, in a single transaction or a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer or lease or otherwise dispose of all or substantially all of our properties and assets to any Person or group of affiliated Persons, or permit any of our Restricted Subsidiaries to enter into any such transaction or transactions if such transaction or transactions, in the aggregate, would result in a sale, assignment, transfer, lease or disposal of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a Consolidated basis to any other Person or group of affiliated Persons, unless at the time and after giving effect thereto:

          (1) either:

             (a) we shall be the surviving or continuing corporation; or

             (b) the Person (if other than us) formed by such consolidation or into which we are merged or the Person which acquires by sale, assignment, conveyance, transfer, lease or
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

        disposition our properties and assets substantially as an entirety (the "SURVIVING ENTITY") shall be a corporation duly organized and validly existing under the laws of the United States, any state thereof or the District of Columbia and shall, in any case, expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all our obligations under the notes and the Indenture, and the Indenture shall remain in full force and effect;

          (2) immediately before and immediately after giving effect to such transaction on a pro forma basis (and treating any Indebtedness not previously an obligation of the Company or any of its Restricted Subsidiaries which becomes an obligation of the Company or any of its Restricted Subsidiaries in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

          (3) immediately after giving effect to such transaction, except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary, we (or the Surviving Entity if we are not the continuing obligor under the Indenture) will have a Consolidated Net Worth equal to or greater than our Consolidated Net Worth immediately preceding the transaction;

          (4) immediately after giving effect to such transaction on a pro forma basis (on the assumption that the transaction occurred on the first day of the four-quarter period immediately prior to the consummation of such transaction with the appropriate adjustments with respect to the transaction being included in such pro forma calculation), we (or the Surviving Entity if we are not the continuing obligor under the Indenture) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of "-- Certain Covenants -- Limitation on Indebtedness" above;

          (5) each Subsidiary Guarantor, unless it is the other party to the transactions described above, shall have confirmed, by supplemental indenture to the Indenture, that its respective Note Guarantees with respect to the notes shall apply to such Person's obligations under the Indenture and the notes;

          (6) if any of the property or assets of the Company or any of its Restricted Subsidiaries would thereupon become subject to any Lien, the provisions of "-- Certain Covenants -- Limitation on Liens" are complied with; and

          (7) we shall have delivered, or caused to be delivered, to the Trustee, in form and substance satisfactory to the Trustee, an Officers' Certificate and an opinion of counsel, each to the effect that such consolidation, merger, sale, assignment, conveyance, transfer, lease or other transaction and the supplemental indenture in respect thereto, if required, comply with the provisions in clauses (1) through (6) of this paragraph and that all conditions precedent herein provided for relating to such transaction have been complied with.

The preceding shall not prohibit a merger of any Restricted Subsidiary with and into the Company or a merger effected solely to reincorporate the Company in another jurisdiction. In the event of any consolidation, merger, sale, assignment, conveyance, transfer, lease or other transaction described in, and complying with, the conditions listed in the immediately preceding paragraph in which we are not the continuing corporation, the successor Person formed or remaining shall succeed to, and be substituted for, and may exercise every right and power of, the Company, as the case may be, and we shall be discharged from all obligations and covenants under the Indenture and the notes; provided that, in the case of a transfer by lease, the predecessor shall not be released from its obligations with respect to the payment of principal (premium, if any) and interest on the notes.

EVENTS OF DEFAULT

     Each of the following is an "EVENT OF DEFAULT":

          (1) a default in the payment of any interest on the notes when such interest becomes due and payable, and continuance of such default for a period of 30 days;

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          (2) a default in the payment of the principal of (or premium, if any,
     on) any notes at Maturity;

          (3) (a) a default in the performance, or breach, of any covenant or agreement of the Company or any Subsidiary Guarantor under the Indenture (other than a default in the performance, or breach, of a covenant or agreement that is specifically dealt with in the immediately preceding clauses (1) or (2) or in clauses (b) or (c) of this clause (3)), and such default or breach shall continue for a period of 60 days after written notice has been given, by certified mail:

                - to the Company by the Trustee; or

                - to the Company and the Trustee by the Holders of at least 25%
                  in aggregate principal amount of the outstanding notes;

             (b) a default in the performance or breach of the provisions described in "-- Consolidation, Merger, Sale of Assets" or "-- Certain Covenants -- Limitation on Asset Sales"; or

             (c) we shall have failed to comply with the provisions of "-- Purchase of Notes upon a Change of Control" for any reason, including the inconsistency of such covenant with our Bylaws as in effect on the Issue Date;

          (4) (a) any default in the payment of the principal of any Indebtedness shall have occurred under any agreements, indentures or instruments under which we or any Restricted Subsidiary then has outstanding Indebtedness in excess of $50 million when the same shall become due and payable in full and such default shall have continued after any applicable grace period and shall not have been cured or waived; or

             (b) an event of default as defined in any of the agreements, indentures or instruments described in clause (a) of this clause (4) shall have occurred and the Indebtedness thereunder, if not already matured at its final maturity in accordance with its terms, shall have been accelerated;

          (5) any Note Guarantee of any Significant Subsidiary individually or any other Subsidiaries if such Restricted Subsidiaries in the aggregate represent 15% or more of Consolidated Total Assets with respect to the notes shall for any reason cease to be, or be asserted in writing by the Company, any Subsidiary Guarantor or any other Restricted Subsidiary, as applicable, not to be, in full force and effect, enforceable in accordance with its terms, except pursuant to the release of any such Note Guarantee in accordance with the Indenture;

          (6) one or more judgments, orders or decrees for the payment of money in excess of $50 million (net of amounts covered by insurance, bond or similar instrument), either individually or in the aggregate, shall be entered against us or any Restricted Subsidiary or any of their respective properties and shall not be discharged and either:

             (a) any creditor shall have commenced an enforcement proceeding upon such judgment, order or decree; or

             (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect;

          (7) there shall have been the entry by a court of competent jurisdiction of:

             (a) a decree or order for relief in respect of the Company or any Significant Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law; or

             (b) a decree or order adjudging the Company or any Significant Subsidiary bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any Significant Subsidiary under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Significant Subsidiary or of any substantial part of its property, or
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

        ordering the winding up or liquidation of its affairs, and any such decree or order for relief shall continue to be in effect, or any such other decree or order shall be unstayed and in effect, for a period of 60 consecutive days; or

          (8) (a) we or any Significant Subsidiary commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent;

             (b) we or any Significant Subsidiary consents to the entry of a decree or order for relief in respect of the Company or such Significant Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it;

             (c) we or any Significant Subsidiary files a petition or answer or consent seeking reorganization or relief under any applicable federal or state law;

             (d) we or any Significant Subsidiary:

                - consents to the filing of such petition or the appointment of, or taking possession by, a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or such Significant Subsidiary or of any substantial part of its property;

                - makes an assignment for the benefit of creditors; or

                - admits in writing its inability to pay its debts generally as they become due; or

                - we or any Significant Subsidiary takes any corporate action in furtherance of any such actions in this clause (8).

     If an Event of Default (other than as specified in clause (7) or (8) of the immediately preceding paragraph) shall occur and be continuing with respect to the notes, the Trustee, by notice to us, or the Holders of at least 25% in aggregate principal amount then outstanding of such notes, by notice to the Trustee and to us, may declare such notes due and payable immediately. Upon such declaration, all amounts payable in respect of such notes shall be immediately due and payable. If an Event of Default specified in clause (7) or (8) of the immediately preceding paragraph occurs and is continuing, then all of the outstanding notes under the Indenture shall become and be immediately due and payable without any declaration or other act on the part of the Trustee thereunder or any Holder of such notes.

     After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the Holders of a majority in aggregate principal amount outstanding of notes, by written notice to us and such Trustee, may annul such declaration if:

          (1) we have paid or deposited with such Trustee a sum sufficient to pay:

             (a) all sums paid or advanced by the Trustee under the notes and the reasonable compensation, expenses, disbursements, and advances of the Trustee, its agents and counsel;

             (b) all overdue interest on all of the notes; and

             (c) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the notes; and

          (2) all Events of Default, other than the non-payment of principal of such notes which have become due solely by such declaration of acceleration, have been cured or waived.

     The Holders of a majority in aggregate principal amount of the notes outstanding may, on behalf of the Holders of all of such notes, waive any past defaults under the Indenture except a default in the payment of the principal of, premium, if any, or interest on any such note, or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the Holder of each such outstanding note.

     We are also required to notify the Trustee within ten days of the occurrence of any Default.

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DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

     We may, at our option and at any time, elect to have our obligations and those of any Subsidiary Guarantor discharged with respect to any notes issued under the Indenture ("DEFEASANCE"). Such defeasance means that we shall be deemed to have paid and discharged all obligations represented by the notes, except for:

          (1) the rights of Holders of such outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on the notes when such payments are due or on the redemption date;

          (2) our obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes, and the maintenance of an office or agency for payment and money for note payments held in trust;

          (3) the rights, powers, trusts, duties and immunities of the applicable Trustee; and

          (4) the defeasance provisions of the Indenture.

     In addition, we may, at our option and at any time, elect to have our obligations released with respect to certain covenants that are described in the Indenture ("COVENANT DEFEASANCE") and thereafter any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to such notes.

     In the event covenant defeasance occurs, certain events (not including non-payment, enforceability of any Note Guarantee, bankruptcy and insolvency events) described under "-- Events of Default" will no longer constitute an Event of Default with respect to such notes.

     In order to exercise either defeasance or covenant defeasance with respect to the notes:

          (1) we must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of such notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of, premium, if any, and interest on the notes outstanding on the Stated Maturity thereof or on an optional redemption date (such date being referred to as the "DEFEASANCE REDEMPTION DATE"), as the case may be, if in the case of a Defeasance Redemption Date prior to electing to exercise either defeasance or covenant defeasance, we have delivered to the Trustee an irrevocable notice to redeem all of the outstanding notes on such Defeasance Redemption Date;

          (2) in the case of defeasance, we shall have delivered to the Trustee an opinion of independent counsel in the United States stating that:

             (a) we have received from, or there has been published by, the Internal Revenue Service a ruling; or

             (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel in the United States shall confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

          (3) in the case of covenant defeasance, we shall have delivered to the Trustee an opinion of independent counsel in the United States to the effect that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

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

          (4) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a Default under, the Indenture or any other material agreement or instrument to which we or any Subsidiary Guarantor is a party or by which it is bound;

          (5) we shall have delivered to the Trustee an Officers' Certificate stating that we did not make such deposit with the intent of preferring the Holders of the notes or any Subsidiary Guarantor over our other creditors or those of any Subsidiary Guarantor or with the intent of defeating, hindering, delaying or defrauding creditors of the Company, any Subsidiary Guarantor or others; and

          (6) we shall have delivered to the Trustee an Officers' Certificate stating that we have complied with all conditions precedent relating to either the defeasance or the covenant defeasance, as the case may be.

     Notwithstanding the preceding, the opinion of counsel required by clause
(2) above with respect to a defeasance need not be delivered if all notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable on the maturity date within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in our name and at our expense.

SATISFACTION AND DISCHARGE

     The Indenture shall cease to be of further effect (except for surviving rights of registration of transfer or exchange of the notes) as to all outstanding notes when:

          (1) either

             (a) all notes issued under the Indenture and theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment funds we have deposited in trust and thereafter repaid to us or discharged from such trust) have been delivered to the Trustee for cancellation or

             (b) all notes issued under the Indenture and not theretofore delivered to the Trustee for cancellation

                (x) have become due and payable or

                (y) will become due and payable at their Stated Maturity or pursuant to an optional redemption within one year, and either we or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness in respect of the notes, for principal of, premium and Additional Interest, if any, and interest to the date of redemption or Stated Maturity, as the case may be;

          (2) we or any Subsidiary Guarantor has paid all other sums payable by us and any Subsidiary Guarantor under the Indenture; and

          (3) we have delivered to the Trustee an Officers' Certificate and an opinion of counsel each stating that all conditions precedent to the satisfaction and discharge of the Indenture, as specified therein, have been complied with and that such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which we or any Subsidiary Guarantor is a party or by which it is bound.

MODIFICATION AND AMENDMENTS

     From time to time, we, the Subsidiary Guarantors and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not adversely affect the rights of any of the Holders in any material respect. We, the Subsidiary Guarantors and the Trustee may make other modifications and amendments of the Indenture with the consent of the Holders of a majority in aggregate outstanding
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

principal amount of the notes. However, no such modification or amendment may, without the consent of the Holder of each outstanding note:

          (1) change the Stated Maturity or the principal of, or any installment of interest on, any note or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which any note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof;

          (2) after a Change of Control has occurred, amend, change or modify our obligation to make and consummate a Change of Control Purchase Offer with respect to such Change of Control or modify any of the provisions or definitions with respect thereto;

          (3) reduce the percentage in principal amount of outstanding notes, the consent of whose Holders is required for any modification or amendment to the Indenture, or the consent of whose Holders is required for any waiver thereof;

          (4) modify any of the provisions relating to supplemental indentures requiring the consent of Holders or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of each Holder;

          (5) except as otherwise permitted under "-- Consolidation, Merger, Sale of Assets," consent to the assignment or transfer by the Company or any Subsidiary Guarantor of any of its rights and obligations under the Indenture; or

          (6) amend or modify any of the provisions of the Indenture in any manner which subordinates the notes issued thereunder in right of payment to our other Indebtedness or which subordinates any Note Guarantee in right of payment to other Indebtedness of the Subsidiary Guarantor issuing such Note Guarantee.

     The Holders of a majority in aggregate principal amount of the notes issued and outstanding may waive compliance with certain restrictive covenants and provisions of such Indenture.

GOVERNING LAW

     The Indenture, the notes and the Note Guarantees are governed by the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

     Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

     The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee is permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

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CERTAIN DEFINITIONS

     "Acquired Indebtedness" means Indebtedness of a Person:

          (1) existing at the time such Person becomes a Restricted Subsidiary;
     or

          (2) assumed in connection with the acquisition of assets from such Person;

in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition.

     "Affiliate" means, with respect to any specified Person any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control," when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of Voting Stock, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Asset Sale" means:

          (1) the sale, lease, conveyance or other disposition of any assets (including by way of a sale and leaseback), other than sales of inventory in the ordinary course of business consistent with past practices (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "-- Purchase of Notes upon a Change of Control" and/or the provisions described above under the caption "Certain Covenants -- Consolidation, Merger, Sale of Assets" and not by the provisions of "-- Certain Covenants -- Limitation on Sale of Assets"); and

          (2) the issue or sale by us or any of our Restricted Subsidiaries of Equity Interests of any of our Restricted Subsidiaries, whether in a single transaction or a series of related transactions, in either case:

             (a) that have a fair market value in excess of $2.5 million; or

             (b) for net proceeds in excess of $2.5 million.

Notwithstanding the preceding, our transfer of assets to a Wholly Owned Restricted Subsidiary or by a Wholly Owned Restricted Subsidiary to us or to another Wholly Owned Restricted Subsidiary, or by a non-Wholly Owned Restricted Subsidiary to any other Restricted Subsidiary will not be deemed to be an Asset Sale.

     "Average Life to Stated Maturity" means, as of the date of determination with respect to any Indebtedness, the quotient obtained by dividing:

          (1) the sum of the products of:

             (a) the number of years from the date of determination to the date or dates of each successive scheduled principal payment of such Indebtedness; multiplied by

             (b) the amount of each such principal payment; by

          (2) the sum of all such principal payments.

     "Bankruptcy Law" means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

     "Banks" means the banks and other financial institutions from time to time that are lenders under the Credit Agreement.

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     "Borrowing Base Amount" means, as of any date, an amount equal to the sum of:

          (1) 85% of the aggregate book value of all accounts receivable of the Company and its Restricted Subsidiaries; and

          (2) 60% of the aggregate book value of all inventory owned by the Company and its Restricted Subsidiaries,

all calculated on a consolidated basis and in accordance with GAAP.

To the extent the information is not available as to the amount of accounts receivable or inventory as of a specific date, we shall use the most recent available information for purposes of calculating the Borrowing Base.

     "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of New York are authorized or obligated by law or executive order to close.

     "Capital Lease Obligation" of any Person means any obligation of such Person and its Subsidiaries on a Consolidated basis under any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation.

     "Capital Stock" of any Person means any and all shares, interest, partnership interests, participations or other equivalents (however designated) of such Person's capital stock whether now outstanding or issued after the Issue Date, including all common stock and Preferred Stock.

     "Change of Control" means the occurrence of any of the following events:

          (1) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have beneficial ownership of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of our total outstanding Voting Stock;

          (2) during any period of two consecutive years, individuals who at the beginning of such period constituted our Board of Directors (together with any new directors whose election to such Board of Directors, or whose nomination for election by our stockholders, was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such Board of Directors then in office;

          (3) we consolidate with or merge with or into any Person or convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any Person, or any Person consolidates with or merges into or with us, in any such event pursuant to a transaction in which our outstanding Voting Stock is changed into or exchanged for cash, securities or other property, other than any such transaction where our outstanding Voting Stock is not changed or exchanged at all (except to the extent necessary to reflect a change in our jurisdiction of incorporation) or where:

             (a) our outstanding Voting Stock is changed into or exchanged for:

                - Voting Stock of the surviving corporation which is not
                  Redeemable Capital Stock; or

                - cash, securities or other property (other than Capital Stock of the surviving corporation) in an amount which we could pay as a Restricted Payment as described under "-- Certain Covenants -- Limitation on Restricted Payments" (and such amount shall be treated as a Restricted Payment subject to the provisions in the Indenture described under "-- Certain Covenants -- Limitation on Restricted Payments"); and

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

             (b) immediately after such transaction, no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have beneficial ownership of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total outstanding Voting Stock of the surviving corporation; or

          (4) we are liquidated or dissolved or adopt a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under "-- Consolidation, Merger, Sale of Assets."

     "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

     "Consolidated" means, with respect to any Person, the consolidation of the accounts of such Person and each of its subsidiaries if and to the extent the accounts of such Person and each of its subsidiaries would normally be consolidated with those of such Person, all in accordance with GAAP consistently applied.

     "Consolidated EBITDA" means, with respect to us and our Restricted Subsidiaries on a Consolidated basis for any period all determined in accordance with GAAP, the sum of, without duplication:

          (1) Consolidated Net Income, plus

          (2) Consolidated Interest Expense, to the extent deducted in computing such Consolidated Net Income, plus;

          (3) Consolidated Income Tax Expense, to the extent deducted in computing such Consolidated Net Income, plus;

          (4) Consolidated Non-Cash Charges, to the extent deducted in computing such Consolidated Net Income, minus;

          (5) non-cash items increasing such Consolidated Net Income (other than such non-cash items in the ordinary course of business).

     "Consolidated Fixed Charge Coverage Ratio" of the Company means, for any period, the ratio of:

          (1) Consolidated EBITDA for such period to:

          (2) Consolidated Interest Expense for such period; provided that:

             (a) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis; and

                - bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period; and

                - which was not outstanding during the period for which the computation is being made but which bears, at our option, a fixed or floating rate of interest, shall be computed by applying, at our option, either the fixed or floating rate; and

             (b) in making such computation, Consolidated Interest Expense attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

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     "Consolidated Income Tax Expense" means for any period the provision for federal, state, local and foreign income taxes of the Company and its Restricted Subsidiaries for such period as determined on a Consolidated basis in accordance with GAAP.

     "Consolidated Interest Expense" means, without duplication, for any period, the sum of:

          (1) the interest expense of the Company and its Restricted Subsidiaries for such period, as determined on a Consolidated basis in accordance with GAAP including:

             (a) amortization of debt discount;

             (b) the net cost under Interest Rate Agreements (including amortization of discount);

             (c) the interest portion of any deferred payment obligation; and

             (d) accrued interest; plus

          (2) the aggregate amount for such period of dividends on any Redeemable Capital Stock or Preferred Stock of the Company and its Restricted Subsidiaries;

          (3) the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid, or accrued by such Person during such period; and

          (4) all capitalized interest of the Company and its Restricted Subsidiaries in each case under each of (1) through (4) determined on a Consolidated basis in accordance with GAAP.

     "Consolidated Net Income" means, for any period, the Consolidated net income (or loss) of the Company and its Restricted Subsidiaries for such period as determined on a Consolidated basis in accordance with GAAP, adjusted, to the extent included in calculating such net income (loss), by excluding, without duplication:

          (1) any net after-tax extraordinary gains or losses (less all fees and expenses relating thereto);

          (2) the portion of net income (or loss) of the Company and its Restricted Subsidiaries determined on a Consolidated basis allocable to minority interests in unconsolidated Persons to the extent that cash dividends or distributions by the Company or any Restricted Subsidiary have not actually been received;

          (3) net income (or loss) of any Person combined with the Company or any Restricted Subsidiary on a "pooling of interests" basis attributable to any period prior to the date of combination;

          (4) net gains or losses (less all fees and expenses relating thereto) in respect of dispositions of assets other than in the ordinary course of business; and

          (5) the net income of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its shareholders.

     "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of:

          (1) the consolidated equity of the common equity holders of such Person and its Restricted Subsidiaries as of such date; plus

          (2) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Redeemable Capital Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net

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     earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock; less

             (a) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the Issue Date in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of such Person;

             (b) all investments as of such date in unconsolidated Restricted Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments); and

             (c) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

     "Consolidated Non-Cash Charges" means, for any period, the aggregate depreciation, amortization and other non-cash charges of the Company and its Restricted Subsidiaries for such period, as determined on a Consolidated basis in accordance with GAAP (excluding any non-cash charges which require an accrual or reserve for any future period).

     "Consolidated Tangible Assets" means the total of all the assets appearing on the Consolidated balance sheet of the Company and its majority-owned or Wholly Owned Restricted Subsidiaries less:

          (1) intangible assets including items such as goodwill, trademarks, trade names, patents and unamortized debt discount; and

          (2) appropriate adjustments on account of minority interests of other persons holding stock in any majority-owned Restricted Subsidiary.

     "Consolidated Total Assets" means, with respect to the Company, the total of all assets appearing on the Consolidated balance sheet of the Company and its majority-owned or Wholly Owned Restricted Subsidiaries, as determined on a Consolidated basis in accordance with GAAP.

     "Convertible Senior Subordinated Notes" means our 5.25% Convertible Senior Subordinated Notes due 2009.

     "Credit Agreement" means the credit agreement dated as of July 25, 1997 among the Company, the Banks, the agents listed therein and The Chase Manhattan Bank, as Administrative Agent, as such agreement may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing).

     "Currency Agreements" means any spot or forward foreign exchange agreements and currency swap, currency option or other similar financial agreements or arrangements that we or any of our Restricted Subsidiaries enter into.

     "Default" means any event which is, or after notice or passage of any time or both would be, an Event of Default.

     "Designated Senior Indebtedness" means:

          (1) any Senior Indebtedness outstanding under the Credit Agreement;

          (2) any Senior Indebtedness in respect of the Senior Notes; and

          (3) any other Senior Indebtedness, the principal amount of which is $50 million or more and that we have designated as "Designated Senior Indebtedness."

     "Disinterested Director" means, with respect to any transaction or series of transactions in respect of which the Board of Directors is required to deliver a resolution of the Board of Directors under the

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Indenture, a member of the Board of Directors who does not have any material direct or indirect financial interest in or with respect to such transaction or series of transactions.

     "Equity Interest" of any Person means any shares, interests, participations or other equivalents (however designated) in such Person's equity, and shall in any event include any Capital Stock issued by, or partnership or membership interests in, such Person.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Existing Senior Subordinated Notes" means:

          (1) our 10 1/2% Senior Subordinated Notes due 2004; and

          (2) our 10 5/8% Senior Subordinated Notes due 2007.

     "Fair Market Value" means, with respect to any asset or property, a price which could be negotiated in an arm's length transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure to complete the transaction. Fair Market Value shall be determined by our officers acting in good faith, provided, that any transaction that results in a price in excess of $10.0 million shall be determined by our Board of Directors acting in good faith and shall be evidenced by a Board Resolution attached to an Officers' Certificate delivered to the Trustee.

     "Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles in the United States, as in effect on the Issue Date.

     "Guaranteed Debt" means, with respect to any Person, without duplication, all Indebtedness of any other Person referred to in the definition of Indebtedness that such Person directly or indirectly guarantees in any manner through an agreement:

          (1) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness;

          (2) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss;

          (3) to supply funds to, or in any other manner invest in, the debtor (including any agreement to pay for property or services without requiring that such property be received or such services be rendered);

          (4) to maintain working capital of the debtor, or otherwise to maintain the net worth, solvency or other financial condition of the debtor; or

          (5) otherwise to assure a creditor against loss;

provided that the term "guarantee" shall not include endorsements for collection or deposit, in either case in the ordinary course of business.

     "Indebtedness" means, with respect to any Person, without duplication:

          (1) all of such Person's liabilities for borrowed money (including overdrafts) or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities arising in the ordinary course of business, but including all of such Person's obligations, contingent or otherwise, in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities;

          (2) all of such Person's obligations evidenced by bonds, notes, debentures or other similar instruments;

          (3) all of such Person's indebtedness created or arising under any conditional sale or other title retention agreement with respect to property that such Person acquired (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to
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     repossession or sale of such property), but excluding trade payables arising in the ordinary course of business;

          (4) all of such Person's Capital Lease Obligations;

          (5) all of such Person's obligations under Interest Rate Agreements or Currency Agreements;

          (6) Indebtedness referred to in clauses (1) through (5) above of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien, upon or with respect to property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness;

          (7) all of such Person's Guaranteed Debt;

          (8) all Redeemable Capital Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends; and

          (9) any amendment, supplement, modification, deferral, renewal, extension, refunding or refinancing of any liability of the types referred to in clauses (1) through (8) above.

For purposes of this definition, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon or measured by the Fair Market Value of such Redeemable Capital Stock, such Fair Market Value is to be determined in good faith by the Board of Directors of the issuer of such Redeemable Capital Stock.

     "Interest Rate Agreements" means any interest rate protection agreements and other types of interest rate hedging agreements (including interest rate swaps, caps, floors, collars and similar agreements).

     "Investee Store" means a Person in which we or any of our Restricted Subsidiaries has invested equity capital, to which it has made loans or for which it has guaranteed loans, in accordance with the business practice of the Company and its Restricted Subsidiaries of making equity investments in, making loans to or guaranteeing loans made to Persons for the purpose of assisting any such Person in acquiring, remodeling, refurbishing, expanding or operating one or more retail grocery stores.

     "Investment" means, with respect to any Person, directly or indirectly:

          (1) any advance (other than advances to customers in the ordinary course of business, which are recorded as accounts receivable on the balance sheet of the Company and its Restricted Subsidiaries), loan or other extension of credit (including by way of guarantee); or

          (2) any capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others); or

          (3) any purchase, acquisition or ownership by such Person of any Capital Stock, bonds, notes, debentures or other securities or assets issued or owned by any other Person.

We shall be deemed to make an Investment in an amount equal to the greater of the book value (as determined in accordance with GAAP) and Fair Market Value of the net assets of any Restricted Subsidiary (or, if neither we nor any of our Restricted Subsidiaries has theretofore made an Investment in such Restricted Subsidiary, in an amount equal to the Investments being made) at the time such Restricted Subsidiary is designated an Unrestricted Subsidiary, and any property we or a Restricted Subsidiary transfer to an Unrestricted Subsidiary shall be deemed an Investment valued at the greater of its book value (as determined in accordance with GAAP) and its Fair Market Value at the time of such transfer.

     "Investment Grade" means BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such ratings by S&P or Moody's or in the event S&P or Moody's shall cease rating the notes and the

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Company shall select any other Rating Agency, the equivalent of such ratings by such other Rating Agency.

     "Issue Date" means April 15, 2002, the date of original issuance of the old notes.

     "Joint Venture" means any Person in which we or any of our Restricted Subsidiaries owns 30% or more of the Voting Stock (other than as a result of a Public Equity Offering).

     "Lien" means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired.

     "Maturity" when used with respect to the notes means the date on which the principal of the notes becomes due and payable as therein provided or as provided in the Indenture, whether at Stated Maturity or on a redemption date or pursuant to a Change of Control Purchase Offer or an Asset Sale Offer, and whether by declaration of acceleration, call for redemption, purchase or otherwise.

     "Moody's" means Moody's Investors Service, Inc. or any successor rating agency.

     "Net Proceeds" means the aggregate cash proceeds that we or any of our Restricted Subsidiaries receive from any Asset Sale (including any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including legal, accounting and investment banking fees, and sales commissions), any relocation expenses incurred as a result thereof, any taxes that we or any Restricted Subsidiary paid or must pay as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the permanent repayment of Indebtedness secured by a Lien on the assets or assets that were the subject of such Asset Sale and any reserve for adjustment or indemnity in respect of the sale price of such asset or assets in each case established in accordance with GAAP.

     "Non-Recourse Debt" means Indebtedness:

          (1) as to which neither we nor any of our Restricted Subsidiaries:

             (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute indebtedness);

             (b) is directly or indirectly liable (as a guarantor or otherwise); or

             (c) constitutes the lender;

          (2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness (other than the notes being offered hereby) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

          (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

     "Note Guarantee" means any guarantee by a Subsidiary Guarantor of our obligations under the Indenture.

     "Obligations" means any principal, premium, interest (including post-petition interest), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Pari Passu Indebtedness" means (a) with respect to the notes, Indebtedness which ranks pari passu in right of payment to the notes, and (b) with respect to any Note Guarantee, Indebtedness which ranks pari passu in right of payment to such Note Guarantee.

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     "Permitted Consideration" means consideration consisting of any combination of the following:

          (1) cash or Temporary Cash Investments;

          (2) assets used or intended for use in our business as conducted on the Issue Date;

          (3) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability; and

          (4) any securities, notes or other obligations that we or any such Restricted Subsidiary receive; provided that the aggregate amount of such securities, notes or other obligations received by the Company and its Restricted Subsidiaries pursuant to this clause (4) after the Issue Date and held or carried at any date of determination shall not exceed $75 million.

     "Permitted Indebtedness" means any of the following Indebtedness of the Company or any Restricted Subsidiary, as the case may be:

          (1) Indebtedness of the Company and guarantees of the Subsidiary Guarantors under the Credit Agreement in an aggregate principal amount at any one time outstanding not to exceed the greater of:

             (a) $1.0 billion, less

                - the amount of mandatory repayments the Company or any such
                  Restricted Subsidiary actually made since the Issue Date with Net Proceeds of an Asset Sale in respect of term Indebtedness under the Credit Agreement; and

                - further reduced by the amount of mandatory repayments of revolving credit Indebtedness thereunder (accompanied by a corresponding commitment reduction thereunder) the Company or any such Restricted Subsidiary actually made since the Issue Date with Net Proceeds of an Asset Sale; or

             (b) the Borrowing Base Amount;

          (2) Indebtedness of the Company and guarantees of the Subsidiary Guarantors under uncommitted bank lines of credit (including any refinancings of such Indebtedness), provided that the aggregate principal amount of Indebtedness incurred pursuant to clauses (1), (2) and (10) of this definition does not exceed the maximum amount of Indebtedness permitted under clause (1) of this definition;

          (3) Indebtedness of the Company and the Subsidiary Guarantors evidenced by the notes and the Note Guarantees under the Indenture in an aggregate principal amount not to exceed $260 million;

          (4) Indebtedness of the Company or any Restricted Subsidiary outstanding on the Issue Date;

          (5) obligations of the Company or any Restricted Subsidiary entered into in the ordinary course of business

             (a) pursuant to Interest Rate Agreements designed to protect against or manage exposure to fluctuations in interest rates in respect of Indebtedness or retailer notes receivables, which, if related to Indebtedness or such retailer notes receivables, do not exceed the aggregate notional principal amount of such Indebtedness to which such Interest Rate Agreements relate, or

             (b) under any Currency Agreements in the ordinary course of business and designed to protect against or manage exposure to fluctuations in foreign currency exchange rates which, if related to Indebtedness, do not increase the amount of such Indebtedness other than as a result of foreign exchange fluctuations;

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          (6) Indebtedness of the Company owing to a Wholly Owned Restricted
     Subsidiary or of any Restricted Subsidiary owing to the Company or any Wholly Owned Restricted Subsidiary; provided that any disposition, pledge or transfer of any such Indebtedness to a Person (other than the Company or another Wholly Owned Restricted Subsidiary) shall be deemed to be an incurrence of such Indebtedness by the Company or Restricted Subsidiary, as the case may be, not permitted by this clause (6);

          (7) Indebtedness in respect of letters of credit, surety bonds and performance bonds provided in the ordinary course of business;

          (8) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within ten business days of its incurrence;

          (9) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets;

          (10) Indebtedness of the Company evidenced by commercial paper issued by the Company (including any refinancings of such Indebtedness), provided that the aggregate principal amount of Indebtedness incurred pursuant to clauses (1), (2) and (10) of this definition does not exceed the maximum amount of Indebtedness permitted under clause (1) of this definition;

          (11) Indebtedness of the Company pursuant to guarantees by the Company or any Subsidiary Guarantor in connection with any Permitted Receivables Financing, provided that such Indebtedness shall not exceed 20% of the book value of the Transferred Receivables at the time such Transferred Receivables are sold or, in the case of receivables arising from direct financing leases, 30% of the book value thereof;

          (12) Indebtedness constituting Capital Lease Obligations of the Company and its Restricted Subsidiaries (including any refinancings of such Indebtedness) not to exceed $100 million at any time outstanding in the aggregate;

          (13) Indebtedness of the Company and its Restricted Subsidiaries in addition to that described in clauses (1) through (12) of this definition of "Permitted Indebtedness," together with any other outstanding Indebtedness incurred pursuant to this clause (13) (including any refinancings of such Indebtedness), not to exceed $100 million at any time outstanding in the aggregate; and

          (14) any renewals, extensions, substitutions, refunding, refinancings or replacements (each, a "REFINANCING") of any Indebtedness described in clauses (3) and (4) of this definition of "Permitted Indebtedness," including any successive refinancings, so long as:

             (a) the aggregate principal amount of Indebtedness represented thereby is not increased by such refinancing to an amount greater than such principal amount plus the lesser of:

                - the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced; or

                - the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of reasonable expenses that we or any Restricted Subsidiary, as the case may be, incurs in connection with such refinancing;

             (b) in the case of any refinancing of Subordinated Indebtedness, such new Indebtedness is subordinated to the notes or the applicable Note Guarantee, as the case may be, to the same extent as the Indebtedness being refinanced; and

             (c) such refinancing does not reduce the Average Life to Stated Maturity or the Stated Maturity of such Indebtedness.

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     For purposes of determining compliance with the "Limitation on
Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (14) above or is permitted to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, we shall, in our sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with such covenant. Accrual of interest, accretion or amortization of original issue discount and the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms will not be deemed to be an incurrence of Indebtedness for purposes of the "Limitation on Indebtedness" covenant.

     "Permitted Investment" means

          (1) (a) Investments in any Wholly Owned Restricted Subsidiary or any Restricted Subsidiary that is a Subsidiary Guarantor; (b) any Investment in any Person by the Company or any Restricted Subsidiary as a result of which such Person becomes a Wholly Owned Restricted Subsidiary or a Restricted Subsidiary that is a Subsidiary Guarantor or (c) any Investment in the Company by a Restricted Subsidiary;

          (2) intercompany Indebtedness to the extent permitted under clause (6) of the definition of "Permitted Indebtedness" and Indebtedness in connection with a Permitted Receivables Financing permitted under clause
     (11) of the definition of "Permitted Indebtedness";

          (3) Temporary Cash Investments;

          (4) sales of goods and services on trade credit terms consistent with our past practices or otherwise consistent with trade credit terms in common use in the industry;

          (5) Investments in direct financing leases for equipment and real estate owned or leased by the Company and leased to its customers in the ordinary course of business consistent with past practice;

          (6) Investments in Joint Ventures related to our operations, not to exceed $50 million at any one time outstanding;

          (7) Investments in Investee Stores either in the form of equity, loans or other extensions of credit, provided that any such Investment may only be made if the amount thereof, when added to the aggregate outstanding amount of Permitted Investments in Investee Stores (excluding for purposes of this clause (7) any Investments made pursuant to clause (5)), after giving effect to any loan repayments or returns of capital in respect of any Permitted Investment in Investee Stores, does not exceed 12.5% of Consolidated Total Assets at the time of determination;

          (8) Investments as a result of non-cash consideration that we or a Restricted Subsidiary receive in connection with an Asset Sale made in compliance with the "-- Certain Covenants -- Limitation on Sale of Assets" covenant;

          (9) other Investments, in addition to those permitted under (1) through (8) above, in an aggregate amount not to exceed $25 million; and

          (10) any substitutions or replacements of any Investment so long as the aggregate amount of such Investment is not increased by such substitution or replacement.

     "Permitted Junior Securities" means Equity Interests in the Company or debt securities that are subordinated to all Senior Indebtedness (and any debt securities issued in exchange for Senior Indebtedness) to substantially the same extent as, or to a greater extent than, the notes are subordinated to Senior Indebtedness under the Indenture.

     "Permitted Liens" means, with respect to any Person:

          (1) Liens existing as of the Issue Date;

          (2) Liens securing the notes and the Note Guarantees;

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          (3) any Lien arising by reason of:

             (a) any judgment, decree or order of any court, so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

             (b) deposits to secure public or statutory obligations;

             (c) operation of law in favor of growers, dealers and suppliers of fresh fruits and vegetables, carriers, mechanics, materialmen, laborers, employees or suppliers, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof;

             (d) our grant to licensees, pursuant to security agreements, of security interests in our trademarks and goodwill, patents and trade secrets to secure the damages, if any, of such licensees, resulting from the rejection of the license of such licensees in a bankruptcy, reorganization or similar proceeding with respect to us; or

             (e) security for surety or appeal bonds;

          (4) any Lien on any property or assets of a Restricted Subsidiary in favor of us or any Wholly Owned Restricted Subsidiary;

          (5) any Lien securing Acquired Indebtedness created prior to (and not created in connection with, or in contemplation of) the incurrence of such Indebtedness by the Company or any Restricted Subsidiary, provided that such Lien does not extend to any assets of the Company or any Restricted Subsidiary other than the assets acquired in the transaction resulting in such Acquired Indebtedness being incurred by the Company or Restricted Subsidiary, as the case may be;

          (6) any Lien to secure the performance of bids, trade contracts, letters of credit and other obligations of a like nature and incurred in the ordinary course of business of the Company or any Restricted Subsidiary;

          (7) any Lien securing any Interest Rate Agreements or Currency Agreements permitted to be incurred pursuant to clause (5) of the definition of "Permitted Indebtedness" or any collateral for the Indebtedness to which such Interest Rate Agreements or Currency Agreements relate;

          (8) any Lien on an asset securing Indebtedness (including Capital Lease Obligations) incurred or assumed for the purpose of financing all or any part of the cost of acquiring or constructing such asset, provided that such Lien covers only such asset and attaches concurrently or within 180 days after the acquisition or completion of construction thereof;

          (9) any Lien on real or personal property securing Capital Lease Obligations of the Company or any Restricted Subsidiary as lessee with respect to such real or personal property to the extent such Indebtedness can be incurred pursuant to "Certain Covenants -- Limitation on Indebtedness";

          (10) any Lien on a Transferred Receivable or other receivable that is transferred in a Permitted Receivables Financing;

          (11) any Lien consisting of any pledge to any Person of Indebtedness owed by any Restricted Subsidiary to the Company or to any Wholly Owned Restricted Subsidiary, provided that:

             (a) such Restricted Subsidiary is a Subsidiary Guarantor; and

             (b) the principal amount pledged does not exceed the Indebtedness secured by such pledge;

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          (12) Liens securing Indebtedness which is incurred to refinance any
     Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture, provided that such Liens:

             (a) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being refinanced; and

             (b) do not extend to or cover any property or assets of the Company or any of the Restricted Subsidiaries not securing the Indebtedness so refinanced; and

          (13) any extension, renewal, substitution or replacement, in whole or in part, of any Lien described in the foregoing clauses (4) through (12), provided that the Lien so extended, renewed, substituted or replaced does not extend to any additional property or assets.

     "Permitted Receivables Financing" means any transaction involving the Company's or any of its Restricted Subsidiaries' transfer (by way of sale, pledge or otherwise) of receivables to any other Person, provided that after giving effect to such transaction, the sum of:

          (1) the aggregate uncollected balances of the receivables so transferred ("TRANSFERRED RECEIVABLES"); plus

          (2) the aggregate amount of all collections on Transferred Receivables theretofore received by the seller but not yet remitted to the purchaser, in each case at the date of determination, would not exceed $600 million.

     "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred stock whether now outstanding, or issued after the Issue Date, and including all classes and series of preferred or preference stock of such Person.

     "Public Equity Offering" means with respect to the last sentence of "Certain Covenants -- Limitation on Issuances and Sales of Capital Stock of Subsidiaries," a primary or secondary public offering of equity securities of any Restricted Subsidiary pursuant to an effective registration statement under the Securities Act.

     "Qualified Capital Stock" of any Person means any and all Capital Stock of such Person other than Redeemable Capital Stock.

     "Rating Agency" means any of:

          (1) S&P;

          (2) Moody's; or

          (3) if S&P or Moody's or both shall not make a rating of the notes publicly available, a security rating agency or agencies, as the case may be, nationally recognized in the United States, that we select, which shall be substituted for S&P or Moody's or both, as the case may be, and, in each case, any successors thereto.

     "Rating Category" means:

          (1) with respect to S&P, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories);

          (2) with respect to Moody's, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and

          (3) the equivalent of any such category of S&P or Moody's used by another Rating Agency.
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In determining whether the rating of the notes has decreased by one or more gradation, gradations within Rating Categories (+ and -- for S&P; 1, 2 and 3 for Moody's; or the equivalent gradations for another Rating Agency) shall be taken into account (e.g., with respect to S&P, a decline in rating from BB+ to BB, as well as from BB- to B+, will constitute a decrease of one gradation).

     "Redeemable Capital Stock" means any Capital Stock that, either by its terms or by the terms of any security into which it is convertible or exchangeable or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to any Stated Maturity of the principal of the notes or is redeemable at the option of the holder thereof at any time prior to any such Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to any such Stated Maturity at the option of the holder thereof.

     "Restricted Subsidiary" means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Senior Indebtedness" of the Company or any Subsidiary Guarantor means:

          (1) all Indebtedness of the Company or such Subsidiary Guarantor under the Credit Agreement or any related loan documentation, including obligations to pay principal and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law), premium, if any, reimbursement obligations under letters of credit, fees, expenses and indemnities, and all obligations under Interest Rate Agreements or Currency Agreements with respect thereto, whether outstanding on the date of the Indenture or thereafter incurred;

          (2) the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other Obligations with respect to, any other Indebtedness of the Company or such Subsidiary Guarantor permitted to be incurred by the Company or such Subsidiary Guarantor under the terms of the Indenture (including the Senior Notes), whether outstanding on the date of the Indenture or thereafter incurred, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes; and

          (3) all Obligations of the Company or such Subsidiary Guarantor with respect to the foregoing.

Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include (a) the Existing Senior Subordinated Notes or the Convertible Senior Subordinated Notes, (b) any liability for federal, state, local or other taxes owed or owing by the Company or any Subsidiary Guarantor, (c) any Indebtedness of the Company or any Subsidiary Guarantor to any of its Restricted Subsidiaries or other Affiliates, (d) any trade payables or (e) any Indebtedness that is incurred in violation of the Indenture.

     "Senior Notes" means our 10 1/8% Senior Notes due 2008.

     "Significant Subsidiary" of the Company means any Subsidiary of the Company that is a "significant subsidiary" as defined in Regulation S-X under the Exchange Act.

     "S&P" means Standard & Poor's Ratings Group, a division of McGraw Hill Inc., a New York corporation, or any successor rating agency.

     "Stated Maturity" when used with respect to any Indebtedness or any installment of interest thereon means the dates specified in such Indebtedness as the fixed date on which the principal of or premiums on such Indebtedness or such installment of interest is due and payable.

     "Subordinated Indebtedness" means Indebtedness of the Company or the Subsidiary Guarantors that is subordinate or junior in right of payment to the notes or the Note Guarantees, as the case may be.

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     "Subsidiary" means any Person a majority of the equity ownership or the
Voting Stock of which is at the time owned, directly or indirectly, by the Company or by one or more other Restricted Subsidiaries, or by the Company and one or more other Restricted Subsidiaries.

     "Subsidiary Guarantor" means each Wholly Owned Restricted Subsidiary and each such subsidiary's Wholly Owned Restricted Subsidiaries as of the Issue Date and any Restricted Subsidiary that is required pursuant to the "Additional Guarantees" covenant, on or after the Issue Date, to execute a Note Guarantee pursuant to the Indenture until a successor replaces any such party pursuant to the applicable provisions of the Indenture and, thereafter, shall mean such successor.

     "Tangible Assets" means the total of all the assets appearing on the Consolidated balance sheet of a majority-owned or Wholly Owned Restricted Subsidiary, less the following:

          (1) intangible assets including items such as goodwill, trademarks, trade names, patents and unamortized debt discount and expense; and

          (2) appropriate adjustments on account of minority interests of other Persons holding stock in any such majority-owned Restricted Subsidiary.

     "Temporary Cash Investments" means:

          (1) any evidence of Indebtedness issued by the United States, or an instrumentality or agency thereof, and guaranteed fully as to principal, premium, if any, and interest by the United States;

          (2) any certificate of deposit issued by, or time deposit of, a financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500 million, whose debt has a rating, at the time of which any investment therein is made, of "A" (or higher) according to Moody's or "A" (or higher) according to S&P;

          (3) commercial paper issued by a corporation (other than an Affiliate or Restricted Subsidiary of the Company) organized and existing under the laws of the United States with a rating, at the time as of which any investment therein is made, of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P;

          (4) any money market deposit accounts issued or offered by a financial institution that is a member of the Federal Reserve System having capital and surplus in excess of $500 million;

          (5) short term tax-exempt bonds with a rating, at the time as of which any investment is made therein, of "Aa3" (or higher) according to Moody's or "AA-" (or higher) according to S&P;

          (6) shares in a mutual fund, the investment objectives and policies of which require it to invest substantially in the investments of the type described in clauses (1) through (5); and

          (7) repurchase and reverse repurchase obligations with the term of not more than seven days for underlying securities of the types described in clauses (1) and (2) entered into with any financial institution meeting the qualifications specified in clause (2), provided that in the case of clauses (1), (2), (3) and (5), such investment matures within one year from the date of acquisition thereof.

     "Transferred Receivables" has the meaning specified in the definition of "Permitted Receivables Financing" set forth herein.

     "Trust Indenture Act" or "TIA" means the Trust Indenture Act of 1939, as amended.

     "Unrestricted Subsidiary" means any Subsidiary that is designated by our Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

          (1) has no Indebtedness other than Non-Recourse Debt;

          (2) is not party to any agreement, contract, arrangement or understanding with us or any of our Restricted Subsidiaries unless the terms of any such agreement, contract, arrangement or

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     understanding are no less favorable to us or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not our Affiliates;

          (3) is a Person with respect to which neither we nor any of our Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results;

          (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and

          (5) does not directly or through any of its Subsidiaries own any Capital Stock of, or own or hold any Lien on any property of, the Company or any of its Restricted Subsidiaries.

Any such designation by our Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "Certain Covenants -- Limitation on Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "Certain Covenants -- Limitation on Indebtedness," we shall be in default of such covenant). Our Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary and such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary. Such designation shall only be permitted if:

          (1) such Indebtedness is permitted under the covenant described under the caption "Certain Covenants -- Limitation on Indebtedness"; and

          (2) no Default or Event of Default would be in existence following such designation.

     "Voting Stock" means stock or securities of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a Person (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

     "Wholly Owned Restricted Subsidiary" means a Restricted Subsidiary all the Capital Stock (other than directors qualifying shares) of which is owned by us or another Wholly Owned Restricted Subsidiary.

                         BOOK-ENTRY; DELIVERY AND FORM

     We will issue the exchange notes in the form of a Global Note. The Global Note will be deposited with, or on behalf of, the clearing agency registered under the Exchange Act that is designated to act as depositary for the notes and registered in the name of the depositary or its nominee. DTC will be the initial depositary.

     Except as set forth below, a Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     DTC has advised us that DTC is:

     - a limited-purpose trust company organized under the laws of the State of New York;

     - a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.
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

     DTC was created to hold securities of institutions that have accounts with DTC and to facilitate the clearance and settlement of securities transactions among its participants in securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include:

     - securities brokers and dealers;

     - banks;

     - trust companies;

     - clearing corporations; and

     - certain other organizations.

     Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     We expect that pursuant to the procedures established by DTC (1) upon the issuance of a Global Note, DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the Global Note to the accounts of participants and (2) ownership of beneficial interests in a Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and the participants (with respect to the owners of beneficial interests in the Global Note other than participants). The accounts to be credited will be designated by the initial purchasers of the beneficial interests. Ownership of beneficial interests in a Global Note is limited to participants or persons that may hold interests through participants.

     So long as DTC or its nominee is the registered holder and owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole legal owner of the notes represented by the Global Note for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to receive definitive notes and will not be considered to be the owners or holders of any notes under the Global Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of the Global Note, is entitled to take, DTC would authorize the participants to take the action, and that participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in a Global Note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream Banking.

     We will make payments of the principal of, and interest on, the notes represented by a Global Note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the Global Note.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for accounts of customers registered in the names of nominees for these customers. The payments, however, will be the responsibility of the participants and indirect participants, and neither we, the Trustee nor any paying agent will have any responsibility or liability for:

     - any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Note;

     - maintaining, supervising or reviewing any records relating to the beneficial ownership interests;

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

     - any other aspect of the relationship between DTC and its participants; or

     - the relationship between the participants and indirect participants and the owners of beneficial interests in a Global Note.

     Unless and until it is exchanged in whole or in part for definitive notes, a Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

     Participants in DTC will effect transfers with other participants in the ordinary way in accordance with DTC rules and will settle transfers in same-day funds. Participants in Euroclear and Clearstream Banking will effect transfers with other participants in the ordinary way in accordance with the rules and operating procedures of Euroclear and Clearstream Banking, as applicable. If a holder requires physical delivery of a definitive note for any reason, including to sell notes to persons in jurisdictions which require physical delivery or to pledge notes, the holder must transfer its interest in a Global Note in accordance with the normal procedures of DTC and the procedures set forth in the indenture.

     Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream Banking participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream Banking, as the case may be, by its respective depositary; however, these cross-market transactions will require delivery of instructions to Euroclear or Clearstream Banking, as the case may be, by the counterparty in the system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream Banking, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in a Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream Banking participants may not deliver instructions directly to the depositories for Euroclear or Clearstream Banking.

     Because of time zone differences, the securities account of a Euroclear or Clearstream Banking participant purchasing an interest in a Global Note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream Banking, as the case may be) immediately following the DTC settlement date, and the credit of any transactions interests in a Global Note settled during the processing day will be reported to the relevant Euroclear or Clearstream Banking participant on that day. Cash received in Euroclear or Clearstream Banking as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream Banking participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream Banking cash account only as of the business day following settlement in DTC.

     We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose accounts at the DTC interests in a Global Note are credited and only in respect of the portion of the aggregate principal amount of the notes as to which the participant or participants has or have given direction. However, if there is an event of default under the notes, DTC will exchange the Global Notes for definitive notes, which it will distribute to its participants. These definitive notes are subject to certain restrictions on registration of transfers and will bear appropriate legends restricting their transfer. Although we expect that DTC, Euroclear and Clearstream Banking will agree to the foregoing procedures in order to facilitate transfers of interests in Global Notes among participants of DTC, Euroclear, and Clearstream Banking, DTC, Euroclear and Clearstream Banking are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither we nor the trustee have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

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

     If DTC is at any time unwilling or unable to continue as a depositary for Global Notes or ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days, we will issue definitive notes in exchange for the Global Notes. The definitive notes will be subject to certain restrictions on registration of transfers and will bear appropriate legends concerning these restrictions.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of exchange notes received in exchange for old notes where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities. We have agreed that for a period of up to 180 days after the date that this registration statement is declared effective by the SEC, we will make this prospectus, as amended or supplemented, available to any broker-dealer that requests it in the letter of transmittal for use in connection with any such resale.

     We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Broker-dealers may sell exchange notes received by broker-dealers for their own account pursuant to the exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell exchange notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and will indemnify you against liabilities under the Securities Act.

     By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer agrees to notify us before using the prospectus in connection with the sale or transfer of exchange notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus to make the statements in the prospectus not misleading or which may impose upon us disclosure obligations that my have a material adverse effect on us, which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material U.S. federal income and estate tax considerations relevant to the exchange of old notes for the exchange notes pursuant to this exchange offer and the purchase, ownership and disposition of the notes by holders thereof, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated under the Code, administrative rulings and judicial decisions as of the date hereof. These authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and therefore we cannot assure you that the Internal Revenue Service will agree with such statements and conclusions.

     This summary assumes that the notes are held as capital assets within the meaning of Section 1221 of the Code. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all tax considerations that may be applicable to a holder's particular circumstances or to holders that may be subject to special tax rules, including:

     - holders subject to the alternative minimum tax;

     - banks, insurance companies, or other financial institutions;

     - tax-exempt organizations;

     - dealers in securities or commodities;

     - traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

     - a U.S. holder whose "functional currency" is not the U.S. dollar;

     - persons that will hold the notes as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction; or

     - persons deemed to sell the notes under the constructive sale provisions of the Code.

     If a partnership holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, we urge you to consult your tax advisor regarding the tax consequences of the ownership and disposition of the notes.

     THIS SUMMARY OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE URGE YOU TO CONSULT YOUR TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF THE EXCHANGE OF THE OLD NOTES FOR THE EXCHANGE NOTES AND OF HOLDING AND DISPOSING OF THE EXCHANGE NOTES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES AND POTENTIAL CHANGES IN THE TAX LAWS.

CONSEQUENCES OF THE EXCHANGE

     The exchange of the old notes for the exchange notes in the exchange offer will not be treated as an "exchange" for federal income tax purposes, because the exchange notes will not be considered to differ materially in kind or extent from the old notes. Accordingly, the exchange of old notes for exchange notes will not be a taxable event to you for federal income tax purposes. Moreover, the exchange notes will generally have the same tax attributes as the old notes and the same tax consequences to you as the old notes have to you, including the same issue price, adjusted issue price, adjusted tax basis and holding period. Therefore, references to "notes" apply equally to the exchange notes and the old notes.

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CONSEQUENCES TO U.S. HOLDERS

     The following is a summary of the U.S. federal tax consequences that will apply to you if you are a U.S. holder of the notes. Certain consequences to "non-U.S. holders" of the notes are described under "-- Consequences to Non-U.S. Holders" below. "U.S. holder" means a beneficial owner of a note that is:

     - a citizen or resident of the U.S. as determined for federal income tax purposes;

     - a corporation or partnership created or organized in or under the laws of the U.S. or any political subdivision of the U.S.;

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     - a trust that (1) is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

  PAYMENTS OF INTEREST

     Stated interest on the notes will generally be taxable to you as ordinary income from domestic sources at the time it is paid or accrues in accordance with your method of accounting for tax purposes.

  MARKET DISCOUNT

     If you acquire a note at a cost that is less than the stated redemption price (i.e., the principal) at maturity of the notes, the amount of such difference is treated as "market discount" for federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years to maturity (from the date of acquisition).

     Under the market discount rules of the Code, you are required to treat any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the accrued market discount that has not previously been included in income. Thus, principal payments and payments received upon the sale or exchange of a note are treated as ordinary income to the extent of accrued market discount that has not previously been included in income. If you dispose of a note with market discount in certain otherwise nontaxable transactions, you must include accrued market discount as ordinary income as if you had sold the note at its then fair market value.

     In general, the amount of market discount that has accrued is determined on a ratable basis. You may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.

     With respect to notes with market discount, you may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the notes. You may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments that you acquire on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the Internal Revenue Service. Your tax basis in a note will be increased by the amount of market discount included in your income under the election.

  AMORTIZABLE BOND PREMIUM

     If you purchase a note for an amount in excess of the stated redemption price at maturity, you will be considered to have purchased the note with "amortizable bond premium" equal in amount to the excess. Generally, you may elect to amortize the premium as an offset to interest income otherwise required to be included in income in respect of the note during the taxable year, using a constant yield method similar to that described above, over the remaining term of the note (or, if it results in a smaller amount of amortizable premium, until an earlier call date). Under Treasury Regulations, the amount of amortizable bond premium that you may deduct in any accrual period is limited to the amount by which your total

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

interest inclusions on the note in prior accrual periods exceed the total amount treated by you as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. If you elect to amortize bond premium, you must reduce your tax basis in the note by the amount of the premium used to offset interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by you and may be revoked only with the consent of the Internal Revenue Service.

  SALE, EXCHANGE OR OTHER TAXABLE DISPOSITION OF NOTES

     You will generally recognize gain or loss upon the sale, exchange, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the sale, exchange or other disposition (less an amount attributable to any accrued stated interest not previously included in income, which will be taxable as interest income) and your adjusted tax basis in the note. Your adjusted tax basis in a note will generally equal the amount you paid for the note and will be subsequently increased by market discount previously included in income in respect of the note and will be reduced by any amortizable bond premium in respect of the note which has been taken into account.

     Any gain or loss recognized on a disposition of the note will be capital gain or loss except as described under "Market Discount" above. If you are an individual and have held the note for more than one year, such capital gain will generally be subject to tax at a maximum rate of 20%. Your ability to deduct capital losses may be limited.

  BACKUP WITHHOLDING AND INFORMATION REPORTING

     Payments of interest and principal on the notes and the proceeds received upon the sale or other disposition of such notes may be subject to information reporting and backup withholding tax. Payments to certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to information reporting or backup withholding. Payments to you will be subject to information reporting and backup withholding tax if you:

     - fail to furnish your taxpayer identification number ("TIN"), which, if you are an individual, is ordinarily your social security number;

     - furnish an incorrect TIN;

     - are notified by the Internal Revenue Service that you have failed to properly report payments of interest or dividends; or

     - fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the Internal Revenue Service has not notified you that you are subject to backup withholding.

     The amount of any reportable payments, including interest, made to you (except if you are an exempt recipient) and the amount of tax withheld, if any, with respect to such payments will be reported to you and to the Internal Revenue Service for each calendar year.

     We urge you to consult your tax advisor regarding your qualification for an exemption from backup withholding and information reporting and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax, and you may use amounts withheld as a credit against your U.S. federal income tax liability or may claim a refund as long as you timely provide certain information to the Internal Revenue Service.

CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a summary of the U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of notes. The term "non-U.S. holder" means a beneficial owner of a note that is not a U.S. holder.

     Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies." We urge such entities to consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

  PAYMENT OF INTEREST

     The 30% U.S. federal withholding tax will not apply to any payment to you of principal or interest on a note provided that:

     - you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of Section 871(h)(3) of the Code;

     - you are not a controlled foreign corporation that is related to us through stock ownership;

     - you are not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

     - (a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an Internal Revenue Service Form W-8BEN (or a successor form)) or (b) a securities clearing organization, bank, or other financial institution that holds customers' securities in the ordinary course of its business holds the note on your behalf and certifies, under penalties of perjury, that it has received Internal Revenue Service Form W-8BEN from you or from another qualifying financial institution intermediary, and, in certain circumstances, provides a copy of the Internal Revenue Service Form W-8BEN. If the notes are held by or through certain foreign intermediaries or certain foreign partnerships, such foreign intermediaries or partnerships must also satisfy the certification requirements of applicable Treasury Regulations.

     If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) Internal Revenue Service Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) Internal Revenue Service Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the U.S. Alternative documentation may be applicable in certain circumstances.

     If you are engaged in a trade or business in the U.S. and interest on a note is effectively connected with the conduct of that trade or business, you will be required to pay U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax provided the certification requirement described above is met) in the same manner as if you were a U.S. person as defined under the Code, except as otherwise provided by applicable tax treaty. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S. For this purpose, interest will be included in your earnings and profits.

  SALE, EXCHANGE OR OTHER TAXABLE DISPOSITION OF NOTES

     Any gain realized upon the sale, exchange or other taxable disposition of a note (except with respect to accrued and unpaid interest, which would be taxable as described above) generally will not be subject to U.S. federal income tax unless:

     - that gain is effectively connected with your conduct of a trade or business in the U.S.;

     - you are an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

     - you are subject to Code provisions applicable to certain U.S.
       expatriates.

     If you are a holder described in the first bullet point above, you will be required to pay U.S. federal income tax on the net gain derived from the sale, except as otherwise required by an applicable tax treaty, and if you are a foreign corporation, you may also be required to pay a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. If you are a holder described in the second bullet point above, you will be subject to a 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the U.S. If you are a holder described in the third bullet point above, we urge you to consult your tax advisor to determine the U.S. federal, state, local and other tax consequences that may be relevant to you.

  U.S. FEDERAL ESTATE TAX

     The U.S. federal estate tax will not apply to the notes owned by you at the time of your death, provided that (1) you do not own actually or constructively 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the Treasury Regulations) and (2) interest on the note would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the U.S.

  BACKUP WITHHOLDING AND INFORMATION REPORTING

     Backup withholding will likely not apply to payments made by us or our paying agents, in their capacities as such, to you if you have provided the required certification that you are not a U.S. person as described above. However, certain information reporting may still apply with respect to interest payments even if certification is provided. Payments of the proceeds of a disposition by you made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but not backup withholding) will apply to those payments, unless such broker has documentary evidence in its records that you are not a U.S. person and certain other conditions are met, or you otherwise establish an exemption, if the broker is:

     - a U.S. person;

     - a controlled foreign corporation for U.S. federal income tax purposes;

     - a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

     - a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons, as defined in Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business.

     You will be subject to backup withholding and information reporting with respect to any payment of the proceeds of a sale of a note effected by the U.S. office of a broker unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met or you otherwise establish an exemption.

     Currently applicable Treasury Regulations establish reliance standards with regard to the certification requirements described above.

     We urge you to consult your tax advisor regarding application of withholding and backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury Regulations. In this regard, the current Treasury Regulations provide that a certification may not be relied on if we or our agent (or other payor) knows or has reasons to know that the certification may be false. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a credit against your U.S. federal income tax liability or you may claim a refund, provided the required information is furnished timely to the Internal Revenue Service.

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

                                 LEGAL MATTERS

     Certain legal matters in connection with the notes offered hereby will be passed upon for us by Latham & Watkins, San Francisco, California and McAfee & Taft, Oklahoma City, Oklahoma.

                              INDEPENDENT AUDITORS

     The Company's financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 29, 2001 and Core-Mark's consolidated financial statements as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001 incorporated in this prospectus by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 20, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are also incorporated in this prospectus by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     With respect to the Company's unaudited interim financial information for the 28 weeks ended July 13, 2002 which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in the Company's Quarterly Report on Form 10-Q for the 28 weeks ended July 13, 2002 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

                             AVAILABLE INFORMATION

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we file annual, quarterly and periodic reports, proxy statements and other information with the SEC relating to our business, financial statements and other matters (File No. 001-08140). You may read and copy any documents we have filed with the SEC at prescribed rates at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You can obtain copies of these materials at prescribed rates by writing to the SEC's Public Reference Section at the address set forth above, or by calling
(800) SEC-0330. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov. Information contained in our web site is not part of this prospectus.

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

                           INCORPORATION BY REFERENCE

     We have elected to "incorporate by reference" certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the
SEC:

FLEMING SEC FILINGS (FILE NO. 001-08140)                      FILED ON
----------------------------------------                      --------
Annual Report on Form 10-K (including information
  specifically incorporated by reference into our Form 10-K
  from our Proxy Statement for our 2002 Annual Meeting of
  Shareholders).............................................  March 6, 2002
Current Report on Form 8-K..................................  April 2, 2002
Current Report on Form 8-K..................................  April 16, 2002
Current Report on Form 8-K (other than the information
  furnished pursuant to Item 9 of such report, which
  information is deemed not to be filed)....................  April 24, 2002
Quarterly Report on Form 10-Q...............................  May 17, 2002
Current Report on Form 8-K..................................  May 20, 2002
Amended Current Report on Form 8-K/A........................  May 29, 2002
Amended Current Report on Form 8-K/A........................  June 14, 2002
Current Report on Form 8-K..................................  June 25, 2002
Quarterly Report on Form 10-Q...............................  August 27, 2002
Amended Annual Report on Form 10-K/A........................  October 16, 2002
Amended Quarterly Report on Form 10-Q/A.....................  October 16, 2002
Amended Quarterly Report on Form 10-Q/A.....................  October 16, 2002
Amended Current Report on Form 8-K/A........................  October 16, 2002

     We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date of the completion of the exchange offer other than any information furnished pursuant to Item 9 of any current report on Form 8-K.

     Our trademarks, service marks and trade names include "Fleming," "FlexPro," "FlexStar," "FlexMate," "Piggly Wiggly," "Sentry," "Super 1 Foods," "Festival Foods," "Head Distributing Company," "Jubilee Foods," "Jamboree Foods," "MEGAMARKET," "Minter-Weisman Co.," "Shop "N Kart," "American Family," "ABCO Desert Market," "Big Star," "Big T," "Buy for Less," "County Pride Markets," "Rainbow Foods," "Red Fox," "Shop N Bag," "Super Duper," "Super Foods," "Super Thrift," "Thriftway," "Value King," "PWPETRO," "Piggly Wiggly xpress," "yes!less," "Big Bear," "Big Dollar, "Core-Mark," and "Best Buy." This prospectus also contains trademarks, service marks, copyrights and trade names of other companies.

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                                 [FLEMING LOGO]

                            FLEMING COMPANIES, INC.

        OFFER TO EXCHANGE UP TO $260,000,000 AGGREGATE PRINCIPAL AMOUNT
               OF ITS 9 7/8% SENIOR SUBORDINATED NOTES DUE 2012,
              WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT,
                               FOR ANY AND ALL OF
           ITS OUTSTANDING 9 7/8% SENIOR SUBORDINATED NOTES DUE 2012

                           -------------------------

                                   PROSPECTUS
                           -------------------------


                                October 18, 2002


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